40-33

Morgan Stanley

RECEIVED
APR 16 2009
The Division of
Investment Management

March 19, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Re: *Avery Jackson vs. Van Kampen Series Fund, Inc. and Van Kampen Investment Advisory Corp.*
Filing under Section 33 of the Investment Company Act of 1940, as amended

Dear Sir or Madam:

Enclosed for filing with the Securities and Exchange Commission are copies of the complaint and pleadings with respect to the litigation referred to above involving Van Kampen Series Fund, Inc. (File No. 033-51294; 811-7140) and Van Kampen Investment Advisory Corp., the investment advisor to Van Kampen Series Fund, Inc. at the commencement of the litigation. Please note that Van Kampen Asset Management is the current investment adviser to Van Kampen Series Fund, Inc. following a merger with Van Kampen Investment Advisory Corp.

Please direct any question with respect to this filing to Ms. LouAnne D. McInnis at 212 296-6960. Any questions involving the filed materials should be direct to Mr. David Restaino at 212-762-7291.

Sincerely yours,

LouAnne D. McInnis
Executive Director

Enclosures

09005372

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

AVERY JACKSON, individually and on behalf of all others similarly situated,	)	
Plaintiff,	)	
vs.	)	No. 03-L-2036
VAN KAMPEN SERIES FUND, INC., and VAN KAMPEN INVESTMENT ADVISORY CORP.,	)	
Defendants.	)	

PLAINTIFFS' MEMORANDUM IN OPPOSITION
TO DEFENDANTS' SECOND MOTION TO DISMISS

On August 10, 2004, this Court denied these Defendants' motion to dismiss this case based upon SLUSA and on the grounds that Plaintiff's claims are supposedly derivative claims. Nothing has happened since then which should change that result. Defendants now belatedly throw in yet another argument (made by other defendants in similar market timing cases now pending before the Court), contending that Plaintiff's claims are barred by the economic loss doctrine. The Van Kampen defendants — financial advisors and money managers — are the kind of professionals, however, who owe duties of care and loyalty to their clients which exist independent of any contract. Their products are largely advisory in character and thus intangible, and the economic loss doctrine therefore does not apply.

The SLUSA portion of the Defendants' motion to dismiss presents two simple questions. First, has Plaintiff alleged that Defendants made any misrepresentations or omissions of material fact? If so, his class action is barred by SLUSA. If he has not made such allegations, however, SLUSA does not bar this class action, and Defendants' motion should be denied. The second question Defendants have presented is whether Judge Herndon's remand order (in another case,

Potter[1]) conclusively decides the issue and is binding on this Court on remand. The second question is exceedingly simple to answer because the U.S. Supreme Court already answered that precise question ***in this very case.***[2] "While the state court cannot review the decision to remand in an appellate way, ***it is perfectly free to reject the remanding court's reasoning*** .... ***[I]t is only the forum designation that is conclusive.***" *Kircher v. Putnam Funds Trust*, __ U.S. __, 126 S.Ct. 2145, 2157 (2006).

The first question is really just as simple. Federal law would bar this class action if Plaintiff had alleged misrepresentation or omission of a material fact. Moreover, a plaintiff cannot evade that bar through so-called "artful pleading" — simply steering clear of words like fraud, misrepresentation, omission or the like. If a plaintiff's recovery depends on proving a misrepresentation or omission, federal law bars his class action even though he artfully eschews explicit allegations of misrepresentation or omission. Plaintiff's case, however, has nothing to do with misrepresentations or omissions. Two years ago, then-Circuit Judge Moran recognized that identical allegations were allegations that the "Defendants breached their duties of care to long-term investors of the fund by, among other things, failing to implement proper portfolio valuation and share pricing policies." *Dudley v. Putnam Int'l Equity Fund, Inc.*, No. 03-L-1539, slip op. at 2, (Ill. Cir. Ct. June 25, 2004) (order denying motion to dismiss) (attached as Exhibit A).

Two other courts faced with very similar market timing allegations have similarly concluded independently that such allegations are not allegations of misrepresentation, omission or

[1] *Potter* is now pending before this Court again on remand from federal court. *Potter v. Janus Investment Fund, et al.*, No. 03-L-1254 (J. Hylla). *Potter* was one of the cases in the consolidated appeal in *Kircher*. In addition, the following *Kircher* cases are also now pending before this Court on remand: *Woodbury v. T. Rowe Price International Funds, Inc., et al.*, No. 03-L-1253 (J. Mendehlson); *Kircher v. Putnam Funds Trust, et al.*, No. 03-L-1255 (J. Crowder); *Dudley v. Putnam Int'l Equity Fund, Inc.*, No. 03-L-1539 (J. Crowder); *Dudley v. Putnam Investment Funds, Inc.*, No. 03-L-1540 (J. Crowder); and *Parthasarathy v. Artisan Funds, Inc., et al.*, No. 07-L-907 (J. Mendehlson).

[2] The Van Kampen Defendants were parties to the appeal in *Kircher v. Putnam Funds Trust*, __ U.S. __, 126 S.Ct. 2145, 2157 (2006).

manipulation. Both of those courts went on to hold that SLUSA did not bar that case. *Paru v. Mutual of Am. Life Ins. Co.*, 2006 WL 1292828 (S.D.N.Y. 2006) (remanding case to state court) (attached as Exhibit B) and *Paru v. Mutual of Am. Life Ins. Co.*, No. 602325/04 (N.Y. Sup. Ct. Mar. 22, 2007) (denying motion to dismiss after remand from federal court) (attached as Exhibit C).

In his complaint, Plaintiff has alleged that Defendants negligently managed their mutual funds. Indeed, Plaintiff's complaint does not concern any representation whether true or false, contrary to Defendants' ***characterizations*** of Plaintiff's allegations. This case is about Defendants' negligent failure to prevent a practice known as "market timing" in their mutual funds. Plaintiff has alleged that Defendants' failure to prevent that practice was negligent or willful and wanton. As discussed below (and as becomes apparent from a reading of the amended complaint itself), Plaintiff has not alleged that Defendants misrepresented or failed to disclose anything to anyone about anything at any time. Accordingly, Defendants' motion to dismiss pursuant to SLUSA should be denied.

Defendants contend in the alternative, that Plaintiff's claim are derivative in nature and should be dismissed because they have not been brought as shareholder derivative claims. The law is clear, however, that when an alleged injury to a shareholder is distinct from that suffered by the corporation, shareholders have a direct cause of action. The injury Plaintiff has sustained is a dilution of his ownership in the fund, an injury which the funds itself ***cannot*** sustain. Therefore, the injury for which Plaintiff seeks to recover in this case is distinct from any the fund may have sustained and is not derivative.

For these and other reasons discussed more fully below, Defendants' motion to dismiss should be denied again.

Mutual Funds: What They Are And How They Work

Plaintiff is a long-term investor in Van Kampen Series Fund, Inc., a mutual fund. A mutual fund is a company that pools money from many investors and invests their money in stocks, bonds, short-term money-market instruments, other securities or assets, or some combination of these investments. Van Kampen Series Fund Inc., invested in stocks. The combined holdings are known as the mutual fund's portfolio. Each share represents an investor's proportionate ownership of the fund's portfolio and the income the portfolio generates. The investment portfolios of mutual funds are managed by "investment advisers." Defendant Van Kampen Investment Advisory Corp. is the investment advisor for Van Kampen Series Fund Inc.

Investors like Plaintiff purchase shares of a mutual fund from the mutual fund itself (or through a broker for the fund) instead of from other investors on a secondary market, such as the New York Stock Exchange or NASDAQ Stock Market. The price of a mutual fund share is based on the mutual fund's "net asset value" (NAV). A mutual fund's net asset value is the total value of the assets in the investment portfolio less any fees or other costs (such as the investment adviser's fees) to the portfolio. When the net asset value is divided by the number of outstanding mutual fund shares, the result is the price of that mutual fund's shares.

Mutual funds can create and sell new shares to new investors on a continuous basis. If a new investor wishes to purchase shares of the mutual fund, that new investor's investment increases assets in the investment portfolio, so that the value of the pre-existing mutual fund owners remains unchanged by the sale of shares to the new investor. Mutual fund shares are also "redeemable," meaning investors can sell their shares back to the fund at any time.

The net asset value of a fund and the corresponding mutual fund share price are calculated once per day, after the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. Complaint at ¶ 11. Investors' orders to purchase or redeem shares of a fund are executed once per day, after the calculation of the NAV and fund share price, and thus after 4:00 p.m. Eastern Time. *Id.* at ¶ 32.

There are several advantages of investing in mutual funds. Investors get the benefit of professional management of their investment. Professional money managers — the investment advisers — research, select, and monitor the performance of the securities the fund purchases. Investors also are benefited by diversification. Spreading an investment across a wide range of companies and industry sectors lowers investment risk. Another advantage of mutual funds is liquidity: investors can readily redeem their mutual fund shares. Mutual funds are intended to be long-term investments, and the defendants have accordingly (and correctly) encouraged investors to invest in the funds for the long term, marketing the advantages of such long-term ownership of funds. Complaint at ¶ 8.

How International Mutual Funds Work

Van Kampen Series Fund Inc., included in its portfolio securities that are traded primarily in securities markets outside the United States, such as London, Paris, Frankfurt, Moscow, Tokyo and Sydney — in other words, in foreign stock markets located in times zones five to fifteen hours ahead of Eastern Standard Time. Complaint at ¶¶ 7, 12. To determine the NAV and share price of an international mutual fund, it is necessary to value the foreign securities in a fund's investment portfolio. Defendants use the last trade price in the home market of each of the securities in its portfolio. *Id.* ¶ at 12. Accordingly, when the values of the Fund's shares are determined at 4:00 p.m. Eastern Time, the closing prices of the foreign securities in the Fund's portfolio are five to fifteen hours old. For instance, if the Fund owns shares of an Australian company, the Fund will use the closing price of that company's stock when the markets closed 14 hours earlier in Sydney. *Id.* ¶ at 18.

Just as is true in the U.S. securities market, events occurring after the close of foreign securities markets can and do affect the next day's prices of securities traded in those markets, some of which are securities owned by the Fund. One such after-market event strongly affecting foreign markets is value movements in the U.S. market. Studies of world financial markets have established a positive correlation between value movements in the U.S. market and value movements in foreign markets. *Id.* ¶ at 13. For instance, if the U.S. market experiences an upward movement in values, it can be predicted that Asian and European markets will move upward once trading begins their next day. *Id.* Similarly, if the U.S. market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. *Id.*

Plaintiff's Market Timing Claims

By the time the value of the Fund's assets are calculated after the close of U.S. markets at 4 p.m. Eastern Time, many of the home markets for the foreign securities in the Fund's portfolio closed hours before. As a result, the foreign market closing prices used to calculate the Fund's net asset value are "stale" because they do not reflect events occurring after the close of the foreign markets, events which will affect the value of the foreign security on the next trading day in the foreign market. Complaint at ¶ 16. By negligently failing to make adjustments based upon positive correlations between upward or downward movements in U.S. and foreign markets and by choosing to use stale prices in valuing the Fund's shares, Defendants have exposed long-term shareholders to short-term, market timing traders who regularly purchase and redeem the Fund's shares as part of a profitable trading strategy. *Id.* at ¶ 29.

Due to the positive correlations between market fluctuations in U.S. markets and foreign markets, market timing traders are able to predict changes in the Fund's net asset value based on the stale closing prices of the stocks in the Fund's portfolio. Complaint at ¶ 29. Market timers purchase shares in the Fund on days when the U.S. market moves up after the close of the foreign market. When the market timer's purchase order is executed after the calculation of the NAV that day, those trades will be executed at an undervalued price because the price was based upon the closing prices of the foreign securities, closing prices that were "stale" because they did not reflect the subsequent upward movement of the U.S. market.

At the moment a market timer's purchase order is executed at the undervalued price, long-term investors (like Plaintiff) are injured because their ownership of the Fund is instantly and irrevocably diluted by the sale to the market timer at the undervalued price. Notably it is the ***execution of the market timer's trade*** that injures existing investors, and it is not any "representation" about the price nor is it a failure to disclose — an omission — that injures investors. Investors like Plaintiff suffer that injury irrespective of whether the undervalued share price is ever "represented" to anyone. Indeed, Plaintiff suffers that injury ***before*** the Fund or the advisor makes ***any*** representations of price to anyone. Moreover, so long as the Fund and the advisor do not prohibit market timing in a fund, no amount of information they may "disclose" to existing investors will protect those investors from the injuries they sustain as a result of market timing.

Consider hypothetically a mutual fund owned by ten long-term investors who each own one share of the fund. The assets of the fund are in reality worth $10 (and thus each share is worth $1), but because the fund uses stale foreign securities prices when calculating its value, the fund is reported to be valued at only $0.50 per share. An eleventh investor purchases one share at the undervalued price of fifty cents. The Fund's assets increase to $10.50 but since those assets are now owned by eleven investors, each share is actually only worth ninety-five cents (*i.e.*, $10.50/11 shares). The original ten investors' real share values thus drop by five cents per share, not as the result of the performance of the foreign companies in which the fund holds securities and not due to market fluctuations, but purely and simply due to the sale of the eleventh share of the fund at an incorrectly calculated and undervalued price.

Now suppose the value of the fund is recalculated the following day so that its value is accurately reflected at $10.50. The eleventh investor then redeems his one share at ninety-five cents, making a whopping forty-five cent profit at the expense of the ten original long-term investors. Even if the eleventh investor does not sell his share, he will always own more than his fair share of the fund because he was able to buy 1/11 of the fund at a price which actually corresponded to only 1/22 of the funds' true value. Conversely, the long-term investors will thereafter always own less than their fair share of the fund because their ownership of the fund was diluted by the improperly discounted sale to the eleventh investor.

Summary of SLUSA Argument

Plaintiff makes no claim that the Fund is a bad investment.

Plaintiff makes no claim that but for some misrepresentation or omission on the part of Defendants he would not have purchased shares of the Fund.

Plaintiff's claim in this case is that the Fund could have been an even better investment but for Defendants' negligence in allowing market timing in the Fund.

Plaintiff does not now and never will allege or attempt to prove in this litigation that Defendants made misrepresentations or material omissions of any kind.

Accordingly, Plaintiff's claims are not barred by federal law, and Defendants' motion to dismiss pursuant to SLUSA should be denied.

<u>ARGUMENT</u>

I. SLUSA DOES NOT PRECLUDE PLAINTIFF'S CLAIMS BECAUSE PLAINTIFF HAS NOT ALLEGED AND WILL NOT ATTEMPT TO PROVE MISREPRESENTATIONS OR OMISSIONS.

The actionable conduct Plaintiff has alleged is not any of the misconduct that the Securities Litigation Uniform Standards Act (SLUSA) is concerned with. "SLUSA does not preempt claims 'which do not have as a necessary component misrepresentation[s], untrue statements, or omissions of material facts'" or which do not "sound in fraud." *Xpedior Creditor Trust v. Credit Suisse First Boston (USA) Inc.*, 341 F. Supp. 2d 258, 266 (S.D.N.Y. 2004) (discussing cases). SLUSA's plain language supports that reading, for it precludes "covered" class actions in which a private party alleges:

- "an ***untrue statement or omission of a material fact*** in connection with the purchase or sale of a covered security" (15 U.S.C. § 77p(b)(1) (emphasis added)); or
- "a ***misrepresentation or omission of a material fact*** in connection with the purchase or sale of a covered security" (§ 77bb(f)(1)(A) (emphasis added)); or
- "that the defendant used or employed any ***manipulative or deceptive device or contrivance*** in connection with the purchase or sale of a covered security" (§§ 77p(b)(2) and 77bb(f)(1) (B) (emphasis added)).

Congress' explicit statutory findings also support the *Xpedior* court's reading: "the [Private Securities Litigation Reform Act (PSLRA)] sought to prevent ***abuses in private securities fraud lawsuits***," and Congress enacted SLUSA "in order to prevent certain State private securities class action ***lawsuits alleging fraud*** from being used to frustrate the objectives of the [PSLRA]." 15 U.S.C. § 78u-4.

The Supreme Court, too, has recently adopted this reading of SLUSA:

> The Act has a preclusion provision and a removal provision: it provides that private state-law "covered" class ***actions alleging untruth or manipulation*** in connection with

> the purchase or sale of a "covered" security may not "be maintained in any State or Federal court."

Kircher, __ U.S. __, 126 S.Ct. 2145, 2150-51 (2006) (emphasis added and quoting 15 U.S.C. § 77p(b)).

This same interpretation of SLUSA proved to be dispositive in *Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Dabit*, 547 U.S. 71, 126 S.Ct. 1503 (2006). In *Dabit*, the Supreme Court stressed the fact that the plaintiff had alleged fraud and manipulation and that the fraud and manipulation was "in connection with" his purchase of securities, as the Court has broadly interpreted the phrase. "The gist of Dabit's complaint was that Merrill Lynch breached the fiduciary duty and covenant of good faith and fair dealing it owed its brokers ***by disseminating misleading research and thereby manipulating stock prices***." *Id.* at 75, 126 S.Ct at 1508 (emphasis added). With respect to whether SLUSA precludes a case, "[t]he requisite showing, in other words, is '***deception*** "in connection with the purchase or sale of any security"' ...." *Id.* at 85, 126 S.Ct. at 1515 (emphasis added) (quoting *United States v. O'Hagan,* 521 U.S. 642, 658 (1997)).

Since *Dabit*, the same district court that decided *Xpedior* reiterated the view — dictated by the plain language of SLUSA — that a complaint must actually allege a misrepresentation or omission of a material fact in order for SLUSA to bar the class action. *Paru v. Mutual of Am. Life Ins. Co.*, 2006 WL 1292828 (S.D.N.Y. 2006) (attached as Exhibit B). Moreover, *Paru* is, like the present case, a market timing case. After examining the actual allegations of that market timing complaint (allegations very similar to those here), the district court held that it did "not contain a single allegation of a misrepresentation or omission of a material fact made by defendant which could trigger SLUSA preemption." *Id.* at *5.

The defendant in *Paru* contended that the "'plaintiff's claim is premised on allegations that the Fund's pricing misrepresented the true value of the Fund' because the Fund's NAV was calculated using 'stale' prices, and therefore constituted a misstatement each time it was issued."

Id. at *4. The court rejected that argument: "Plaintiff's core allegation is that there were various steps [defendant] could have, and should have, taken to prevent market timers from taking advantage of inherent inefficiencies in the pricing of the Fund, but not that there was anything inaccurate or misleading about information defendant represented about the Fund to the public." *Id.* at *4. That is the exact same thing Plaintiffs have alleged here.

After remand to state court, the New York trial court first recognized that the federal district court's SLUSA reasoning for its remand order was "not binding" and that "the matter must be reviewed de novo." *Paru v. Mutual of Am. Life Ins. Co.*, No. 602325/04, slip op. at 4 (N.Y. Sup. Ct. Mar. 22, 2007) (Exhibit C). After independently reviewing the plaintiff's market timing allegations, the court concluded "that the gravamen of plaintiff's complaint is not based on misrepresentations at all, despite the fact that it could be, and that the plaintiff's action does not require misrepresentations to be valid." Ex. C at 10. The court rejected the defendant's contention that the allegation of a stale NAV is a misrepresentation. "[T]he NAV is not untrue merely because it becomes outdated." *Id.* at 9. As that court explained, "[t]he damage to plaintiff comes from 'an inherent inefficiency' in the pricing of the value of the Fund, not a misrepresentation." *Id.* at 9.

The court also rejected Mutual's insistence that the "essence" of the plaintiff's allegations was "that Mutual represented that it would protect the plaintiff from market timing." *Id.* at 10. "[I]t is the damage market timing does to the long-term performance of the Fund, and Mutual's failure to act to protect its investors ... formed the basis for plaintiff's claim." *Id.* at 10. "Mutual does not have the right to recast plaintiff's allegations so as to cause the action to be precluded under SLUSA." *Id.* at 10-11. The court therefore denied Mutual's motion to dismiss.

Just as in *Paru* — and in stark contrast to the allegations at issue in *Dabit* — Plaintiff here has ***not*** alleged fraud or manipulation of any kind. His claims are not securities fraud claims in disguise. Unlike the plaintiff in *Dabit*, Plaintiff has never once alleged that he ***or anyone else*** was induced by any representation — whether true or false — much less a misrepresentation, omission or "manipulation" by any defendant to purchase mutual fund shares. Plaintiff has never claimed that his mutual fund was a bad investment or that market timing in the fund wiped out all of the benefits of investing in the mutual fund. Rather, Plaintiff has consistently claimed that but for Defendants' ***negligent allowance of market timing in the fund***, he would have (and should have) earned greater returns on his investment.

Defendants' contention that *Dabit* effectively resolves the SLUSA issue here ignores the fact that the Supreme Court decided *Dabit* ***before*** it held in *Kircher* that the proper characterization of Plaintiff's claims in *Kircher* is still a live, unresolved issue for ***this Court*** to decide after remand.

> The parties further dispute whether the investors' claims satisfy the other 15 U.S.C. § 77p(b) preclusion prerequisites, particularly the allegation of fraud; the investors take issue with the Seventh Circuit's characterization of their claims as charging fraud or manipulation, not mismanagement. Because the Court of Appeals lacked appellate jurisdiction, ***its reading of the investors' litigation position is not binding in future proceedings*** and is open to consideration on remand.

Kircher, 126 S.Ct at 2157 n.15 (2006) (emphasis added).

A. Plaintiff has not alleged that Defendants made any misrepresentations or failed to disclose material facts in their prospectuses.

The Van Kampen Defendants contend that "Jackson's claim, in substance if not in form, are claims that rely on misrepresentations or omissions that SLUSA precludes." 10/24/07 Memo at 10. To the contrary, Plaintiff has alleged that Defendants have a duty "to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession," and that they:

> breached their duties of due care owed to Plaintiff Jackson and similarly situated owners of the Van Kampen International by, inter alia: i. ***failing to properly evaluate*** on a daily basis whether a significant event affecting the value of Van Kampen International's portfolio of securities had occurred ...; ii. ***failing to implement*** Van

> Kampen International's portfolio valuation and share pricing policies and procedures; and iii. ***allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders*** of Van Kampen International's shares at the expense of long term shareholders.

Complaint ¶ 49 (emphasis added). Plaintiff makes similar allegations of willful and wanton conduct — not misrepresentation — against the Defendants. Complaint ¶ 53. Plaintiff nowhere accuses Defendants of making any false representations (or failing to disclose any material facts) in their prospectuses or anywhere else.

The damages Plaintiff alleges further demonstrate his claims are not for misrepresentation. Plaintiff has not alleged he was fraudulently induced to buy Fund shares or to pay more for Fund shares than he would have paid but for some fraud. Plaintiff alleges his investment was ***less valuable*** because Defendants negligently permitted short-term trading by market timers which prevented "the fund [from] provid[ing] ***a maximized return to long term shareholders***." FAC ¶ 45 (emphasis added). Plaintiff does not allege he was induced (fraudulently or otherwise) to do anything.

B. Plaintiff was injured by the execution of trades at a price based on stale information — well *before* mutual fund share prices were "represented" to anyone and thus well before any mutual fund share price could have been *mis*represented to anyone.

Defendants cite *Mehta v. AIG Sunamerica Life Assurance Co.* (*In re Mutual Funds Inv. Litig.*), 437 F.Supp.2d 439 (D. Md. 2006), *appeal docketed*, No. 06-1788 (4th Cir. July 18, 2006), in support of their contention that Plaintiff has alleged misrepresentation. The *Mehta* case involved market timing allegations similar to those here, and the court concluded that the plaintiffs had effectively alleged a misrepresentation or omission of a material fact because the plaintiffs' allegations "'concern[ed] the value of the securities sold ...." 437 F.Supp.2d at 443.

The court did not cite, quote or even discuss the substance of any of the plaintiffs' actual allegations. Rather, the court described the claims as being based upon "incorrectly priced ... investment options provided under the annuities," *id.*, which the court simplistically equated with a ***misrepresented price*** of a security of the sort typical in cases where an investor claims he was fraudulently induced to purchase a security at an artificially inflated price. That reasoning, however, is demonstrably wrong, and it ignores the realities of how mutual funds work: it is metaphysically impossible for anyone ever to buy a mutual fund share at a "misrepresented price" because investors are always required to place their buy and sell orders for mutual funds ***before*** the mutual fund share price at which those trades will be executed ***is ever calculated.*** In other words, at the time trade orders for mutual funds are placed, the Fund has not "represented" anything to anyone, much less has it "misrepresented" the price of the Fund's shares.

All orders to buy or sell mutual fund shares must be placed ***before*** 4:00 p.m. Eastern Time. Before 4:00 p.m. Eastern Time, no price has yet been calculated. At the time mutual fund share orders are placed before 4:00 p.m. Eastern Time, an investor (including market timers) can only make educated guesses about the price which will be calculated ***after*** 4:00 p.m. It is therefore impossible for anyone who is buying mutual funds to know what the share price will be, because those orders must be placed ***before*** 4:00 p.m., and those trades are executed at the new share prices which are only calculated ***after*** 4:00 p.m. Only then — ***after*** 4:00 p.m. and ***after*** trade orders have already been executed — is the newly calculated price ever "represented" to anyone. Only after existing investors have already been injured by the execution of the trade orders is the price of the mutual fund share made public for the very first time. Thus, even if the negligently calculated price were to be deemed a "misrepresentation," that is still not what this case is about. Plaintiff makes no complaint about the falsity of the Fund's "representations" of price because the conduct of which he complains injured him ***before*** Defendants ever made ***any*** "representation" to anyone.

An even more telling flaw in the *Mehta* rationale is that if the defendants had simply prevented market timing in the Fund ***by any available means*** as they should have — even if they continued to value fund shares with stale information and thus "misrepresented" (in the *Mehta* court's view) the value of those shares — then Plaintiff's investment would not have been diluted by market timers' short-term trading. "Available means might include levying fees on short-swing transactions, adopting to a front-end-load charge [or] reducing the number of trades any investor can execute (or deferring each trade by one day) ...." *Kircher v. Putnam Funds Trust* (*Kircher II*), 403 F.3d 478, 481 (7th Cir. 2005), *vacated on other grounds*, 126 S.Ct. 2145.

Thus, even if the negligently calculated mutual fund share price is deemed a "misrepresentation," it is impossible for anyone to trade (or continue to hold) in reliance on that "misrepresentation" because an investor's decision to trade (or decision to hold), must be — and always, invariably is — made ***before*** any price representation and thus any "misrepresentation" occurs. Such a "misrepresentation" which does not occur until after all purchases and sales are completed is not only an immaterial one by definition (it could not possibly have influenced anyone's decision to purchase, sell or hold a security); such a "misrepresentation" is also one which is not made "in connection with the purchase or sale of a covered security" by definition.

In *Paru*, the defendant relied on the *Mehta* rationale in support of its motion to dismiss that market timing case. The *Paru* court rejected the defense arguments and thus implicitly rejected *Mehta*'s holding as well, which the court noted involved "the same question of whether market timing cases are precluded by SLUSA ...." Ex. C, *Paru v. Mutual of Am. Life Ins. Co.*, No. 602325/04, slip op at 7 (N.Y. Sup. Ct. Mar. 22, 2007) (denying motion to dismiss after remand from federal court).

The fact that a defendant or even a court might be able to spin allegations of fraud out of a plaintiff's actual allegations does not matter.

> Simply because the operative facts of a complaint ***can*** give rise to a claim of fraud does not mean that the complaint ***must*** be read as alleging fraud. To the contrary, a plaintiff is ordinarily free to choose the legal theories upon which she relies and to discard others. Where the plaintiff's claim might be brought under either federal or state law,

> the plaintiff is normally free to ignore the federal question and rest his claim solely on the state ground. The choice of legal theories is a strategic choice to be made by plaintiff, and neither the court nor the defendant is permitted to override that choice.

Xpedior, 341 F. Supp. 2d at 268 (footnotes, citations and internal citations omitted). What governs, then, is what Plaintiff has alleged, not what he could or might have alleged.

The Seventh Circuit's reliance in *Kircher II* on allegations a plaintiff could have made (although none did) makes that vacated decision completely unpersuasive authority. In *Kircher II*, Judge Easterbrook (mis)characterized the plaintiffs' claims as alleging fraud based on the following rationale:

> ***Suppose the funds stated in their prospectuses*** that they took actions to prevent arbitrageurs from exploiting the fact that each fund's net asset value is calculated only once a day. That statement, ***if false (and known to be so)***, could support enforcement action, for the deceit would have occurred in connection with investors' purchases of the funds' securities. ***Similarly, if these funds had stated bluntly in their prospectuses*** (or otherwise disclosed to investors) that daily valuation left no-load funds exposed to short-swing trading strategies, that revelation would have squelched litigation of this kind. These observations show that plaintiffs' claims depend on statements made or omitted in connection with *their own* purchases of the funds' securities.

Kircher v. Putnam Funds Trust (*Kircher II*), 403 F.3d 478, 484 (7th Cir. 2005), *vacated*, 126 S.Ct. 2145 (emphases added).

Judge Easterbrook's supposition about what the funds ***might*** have stated in their prospectuses has nothing to do with what the plaintiffs (including Jackson) had ***actually alleged***. Thus, "the Seventh Circuit's characterization of [the plaintiffs'] claims as charging fraud or manipulation, not mismanagement" is neither persuasive nor controlling: "its reading of the investors' litigation position ***is not binding in future proceedings*** and is open to consideration on remand." *Kircher*, 126 S.Ct at 2157 n.15 (emphasis added).

Plaintiff has alleged that Defendants negligently or willfully and wantonly permitted market timing in their mutual funds. Plaintiff has not alleged that Defendants engaged in securities fraud or manipulation. In order to establish his claims, Plaintiff will not require proof: 1) that anyone ever made any representation — much less a misrepresentation — to anyone else about anything; or 2) that anyone engaged in market "manipulation" as that term is defined under federal securities law. Only allegations of fraud or manipulation justify removal under SLUSA, and Plaintiff has alleged neither. *See Gavin v. AT&T Corp.*, 464 F.3d 634, 636 (7th Cir. 2006). The fact that Defendants could have protected Plaintiff from market timing ***even if*** they had continued to calculate NAVs using stale information demonstrates beyond any rational dispute that Plaintiff's claims do not involve or depend upon allegations that Defendants engaged in misrepresentations, omissions or manipulation. *See Xpedior*, 341 F. Supp. 2d at 266 ("SLUSA does not preempt claims 'which do not have as a necessary component misrepresentation[s], untrue statements, or omissions of material facts'" or which do not "sound in fraud").

II. THE DISTRICT COURT'S REMAND ORDER IS NOT THE "LAW OF THE CASE" ON THE SLUSA ISSUE AND IS BASED ON THE SEVENTH CIRCUIT'S MISCHARACTERIZATION OF PLAINTIFF'S CLAIMS — A CHARACTERIZATION WHICH THE U.S. SUPREME COURT POINTEDLY NOTED WOULD NOT BIND THIS COURT ON REMAND.

Defendants insist that the district court's remand order "is the law of the case, and should be adhered to by this Court absent extraordinary circumstances." 10/24/07 Memo at 11, 12. As already noted, however, in *Kircher* the Supreme Court disagreed — and if anything is law of the case in these proceedings, surely it is the pronouncement of ***that*** Court on this precise issue. At that time the Van Kampen Defendants were concerned that the district court's 2004 remand order would bind them in state court on the SLUSA issue. The Supreme Court held:

> While the state court cannot review the decision to remand in an appellate way, ***it is perfectly free to reject the remanding court's reasoning***, as we explained over a century ago [citation and quotation omitted]. Nor is there any reason to see things differently just because the remand's basis coincides entirely with the merits of the federal question; ***it is only the forum designation that is conclusive***. Here, we have no reason to doubt that the state court will duly apply *Dabitis* holding that holder claims are embraced by subsection (b) [of SLUSA], but any claim of error on that point can be considered on review by this Court.

Kircher, 126 S.Ct. at 2157. Now that the shoe is on the other foot, Defendants seek to bind Plaintiff with the district court's 2007 remand order.

What Defendants really seek to have this Court hold is that Judge Herndon's 2007 remand order in a different case — *Potter v. Janus Investment Fund* — is "law of the case" in ***this*** case. However, "[t]he doctrine that limits the relitigation of an issue in a subsequent suit, ***as opposed to a subsequent stage of the same suit***, is collateral estoppel, not law of the case." *Rekhi v. Wildwood Indus., Inc.*, 61 F.3d 1313, 1317 (7th Cir. 1995). Judge Herndon's *Potter* decision is certainly not "law of the case" because by the time this case and *Potter* returned to federal court in late 2006 (after the defendants removed the cases again), this case was once again an entirely ***separate suit*** and not a subsequent stage of *Potter*.

Furthermore, Judge Herndon lacked jurisdiction over *Potter* which is the reason he remanded it to state court. The defendants' removal of that case was untimely, thus depriving Judge Herndon of removal jurisdiction over the case. It is fundamental that a court's pronouncements in matters over which that court lacks jurisdiction are non-binding obiter dictum, which is exactly what Judge Herndon's comments in *Potter* were: non-binding dictum. *See, e.g., United States ex rel. Bledsoe v. Community Health Sys., Inc.*, __ F.3d __, 2007 WL 2492439 at *9 (6th Cir. Sept. 6 2007) (court's conclusion "that it lacked subject matter jurisdiction" rendered statements about compliance with pleading requirements "more properly characterized as dicta than an alternative holding"). *See Moreland v. Federal Bureau of Prisons,* 431 F.3d 180, 185 (5th Cir.2005) (holding that the conclusion in a prior court's opinion "was dicta because the petition in [the prior opinion] was dismissed for lack of subject-matter jurisdiction" and "was not an alternative holding because it could not support the actual judgment in that case, which was dismissal for lack of subject-matter jurisdiction").

Judge Herndon's dictum in *Potter* is unpersuasive as well. Even though the SLUSA inquiry is supposed to focus on a plaintiff's allegations, Judge Herndon (just like the *Mehta* court) did not cite, quote or even discuss any of Potter's ***actual*** allegations. Rather, Judge Herndon relied exclusively upon Judge Easterbrook's (mis)characterization of the *Kircher* plaintiffs' claims (including Jackson's) as claims of fraud:

> As the Seventh Circuit Court of Appeals recognized in *Kircher II*, the gravamen of the claims in this case is that Defendants made omissions of material fact in connection with the sale or purchase of covered securities, e.g., the fact that mutual fund shares are valued only once a day and that this once-a-day valuation creates opportunities for market-timing arbitrage ....

Potter v. Janus Investment Fund, 483 F.Supp.2d 692, 699 (S.D. Ill. 2007) (quoting at length *Kircher II*'s "suppose-the-funds-stated-in-their-prospectuses" discussion). That, however, is the very mischaracterization of the plaintiffs' claims the Supreme Court held no longer mattered:

> the Seventh Circuit's characterization of [Plaintiffs'] claims as charging fraud or manipulation, not mismanagement ... ***is not binding in future proceedings and is open to consideration on remand.***

Kircher, 126 S.Ct at 2157 n.15 (2006).

Indeed, Judge Herndon's remark in *Potter* that the plaintiffs alleged omissions such as "the fact that mutual fund shares are valued only once a day and that this once-a-day valuation creates opportunities for market-timing arbitrage" is categorically wrong and suggests a complete lack of familiarity with the actual allegations in the complaint in that case (which are very similar to those here). Potter (like Jackson) nowhere alleged that any defendant failed to disclose that "mutual fund shares are valued only once a day." To the contrary, the Potter allegations (like Plaintiff's here) implicitly assume that even the most unsophisticated investor is aware that mutual fund share prices are established only once per day at the end of each trading day. In any event, Potter (as well as Jackson) never remotely implied that any defendant ever "misrepresented" this widely known fact.

Similarly, Potter did not allege that any defendant failed to disclose "that this once-a-day valuation creates opportunities for market-timing arbitrage." Plaintiff has certainly not made any such allegation in this case. Plaintiff has alleged that Defendants were negligent in permitting market timing, and that claim has nothing to do with any misrepresentation or omission.

Just in case the Supreme Court's opinion in *Kircher* is not sufficient authority on the non-binding effect of Judge Herndon's remand order, other law on this point is equally clear. "[L]aw of the case is a rule of practice, based on sound policy that, where an issue is once litigated and decided, that should be the end of the matter and the unreversed decision of a question of law or fact made during the course of litigation settles that question for all subsequent stages of the suit." *Irizarry v. Industrial Comm'n*, 337 Ill.App.3d 598 ,606, 786 N.E.2d 218, 224 (2d Dist. 2003). "The doctrine, however, merely expresses the practice of courts generally to refuse to reopen what has been decided; it is not a limit on their power." *People v. Patterson,* 154 Ill.2d 414, 469, 610 N.E.2d 16, 41 (1993) (quoting *Christianson v. Colt Indus. Operating Corp.*, 486 U.S. 800, 817, 108 S.Ct. 2166, 2170 (1988)). "A court has the power to revisit prior decisions of its own or of a coordinate court in any circumstance, although as a rule courts should be loathe to do so in the absence of extraordinary circumstances such as where the initial decision was 'clearly erroneous and would work a manifest injustice.'" *Christianson,* 486 U.S. at 817, 108 S.Ct. at 2170.

Following Judge Herndon's dictum in *Potter* here would be "clearly erroneous and work a manifest injustice." His conclusion that SLUSA should bar Potter's claims is based upon the Seventh Circuit's mischaracterization of those claims which the Supreme Court said would not be binding on remand. Moreover, his failure to cite, quote or even discuss Potter's allegations (and his reference to "allegations" Potter never made) cannot be squared with the plain language of SLUSA which makes a plaintiff's allegations the sole focus of the inquiry.

Judge Herndon's statements in *Potter* about the preclusive effect of SLUSA come nowhere close to constituting "law of the case" here, and as discussed above, his statements in dictum should not be followed here. His statements are not binding on this Court. Moreover, his statements are demonstrably inaccurate and thus unpersuasive. The U.S. Supreme Court has made clear that ***this Court*** — not Judge Easterbrook and not Judge Herndon — has the final word on whether SLUSA precludes Plaintiff's claims. Or to be more precise, the final word on whether Plaintiff has alleged "misrepresentations" or "omissions of material fact." He has not. Defendants' motion should be denied.

III. PLAINTIFF'S CLAIM THAT MARKET TIMING DILUTED HIS INVESTMENT, IS A CLAIM THAT HE WAS INJURED AT A TIME WHEN THE FUND'S ASSETS *INCREASED*, A CLAIM WHICH THE FUND CANNOT AND DID NOT SUSTAIN, AND A CLAIM WHICH IS THEREFORE DIRECT AND NOT A SHAREHOLDER DERIVATIVE CLAIM.

This Court has already rejected Defendants' arguments that Plaintiff's claims are derivative in nature. So did the district court in its 2004 remand order. In his 2007 remand order in *Potter*, Judge Herndon gratuitously revisited the issue — gratuitous because none of the parties had raised the issue and it was not necessary to his disposition of the case — and *sua sponte* reversed his 2004 ruling which he had issued after full briefing by the parties. Judge Herndon said nothing about the issue in ***this*** case in his 2007 remand order. This Court and the district court ruled correctly in 2004, and this Court's 2004 ruling ***is*** law of the case. Defendants have offered no compelling reason for revisiting that ruling.

Whether a shareholder's claim is direct or derivative is a question of state law "for the identity of the real party in interest depends on the law creating the claim." *Bagdon v. Bridgestone/Firestone, Inc.*, 916 F.2d 379, 382 (7th Cir. 1990).

> Which state's law? We turn to the choice-of-law principles of the forum state, Illinois in this case. *Klaxon Co. v. Stentor Electric Manufacturing Co.*, 313 U.S. 487, 61 S. Ct. 1020, 85 L.Ed. 1477 (1941). Illinois, like other states, uses as its choice of law principle in corporate governance the internal affairs doctrine.

Id. "The internal affairs doctrine is a conflict of laws principle that prescribes that matters relating to a corporation's internal governance should be controlled exclusively by the state of incorporation." *Newell Co. v. Peterson*, 325 Ill.App.3d 661, 687, 758 N.E.2d 903, 923 (2d Dist. 2001). *Kennedy v. Venrock Assoc.*, 348 F.3d 584, 589 (7th Cir. 2003) ("The question whether a suit is derivative by nature or may be brought by a shareholder in his own right is governed by the law of the state of incorporation."). The Van Kampen Defendants are incorporated in Maryland. Thus, Maryland law governs, and it does not require dismissal of Plaintiff's claims.

<u>Under Maryland law, Plaintiff's claims are direct claims, not derivative claims.</u>

"To sue directly under Maryland law, a shareholder must allege an injury distinct from an injury to the corporation . . . ."[2] *Strougo v. Bassini*, 282 F.3d 162, 171 (2d Cir. 2002). In *Strougo*, the Second Circuit rejected a mutual fund's argument that a shareholder class action alleging a dilution of the shareholders' investments, was derivative in nature, rather than direct. The plaintiff shareholder filed suit against the management of his closed-end mutual fund and others in connection with a coercive "rights offering" to existing shareholders, alleging both state and federal claims . *Id.* at 165-66. Although the district court's jurisdiction was not at issue there, the district court dismissed the plaintiff's claims on the ground "that redress for the injuries alleged could only be sought through derivative, and not direct, claims." *Id.* at 165. The Second Circuit reversed.

[2]The rationale for a distinction between direct and derivative suits is straightforward. As Maryland courts have explained:

> It is a general rule that an action at law to recover damages for an injury to a corporation can be brought only in the name of the corporation itself acting through its directors, and not by an individual stockholder, though the injury may incidentally result in diminishing or destroying the value of the stock. The reason for this rule is that the cause of action for injury to the property of a corporation or for impairment or destruction of its business is in the corporation, and such injury, although it may diminish the value of the capital stock, is not primarily or necessarily a damage to the stockholder, and hence the stockholder's derivative right can be asserted only through the corporation.

Strougo v. Bassini, 282 F.3d 162, 169 (2d Cir. 2002) (quoting *Waller v. Waller*, 49 A.2d 449, 452 (Md. 1946)).

> [U]nder Maryland law, when the shareholders of a corporation suffer an injury that is distinct from that of the corporation, the shareholders may bring direct suit for redress of that injury; there is shareholder standing. When the corporation is injured and the injury to its shareholders derives from that injury, however, only the corporation may bring suit; there is no shareholder standing. The shareholder may, at most, sue derivatively, seeking in effect to require the corporation to pursue a lawsuit to compensate for the injury to the corporation, and thereby ultimately redress the injury to the shareholders.

Id. at 171.

The decision in *Strougo* is particularly instructive because, like the present case, it involved a shareholder's claims against a mutual fund for dilution of the shareholder's equity in the fund. The Second Circuit concluded that the injuries the plaintiff alleged constituted "distinct" injuries for which the shareholder could bring a direct claim under Maryland law. As the court explained:

> . . . The alleged injuries resulting from the coercive nature of the rights offering do not derive from a reduction in the value of the Fund's assets or any other injury to the Fund's business. Indeed, with reference to the shareholders that purchased new shares in order to avoid dilution, the acts that allegedly harmed the shareholders increased the Fund's assets. And as for the non-participating shareholders, the reduced value of their equity did not derive from a reduction in the value of the Fund's assets, but rather from a reallocation of equity value to those shareholders who did participate.
>
> Thus, in the case of both the participating and non-participating shareholders, it would appear that the alleged injuries were to the shareholders alone and not to the Fund. ***These harms therefore constitute "distinct" injuries supporting direct shareholder claims under Maryland law. The corporation cannot bring the action seeking compensation for these injuries because they were suffered by its shareholders, not itself.***

Id. at 175 (emphasis added). The *Strougo* rationale leads inexorably to the same conclusion in the present case.

Just as in *Strougo*, where "[t]he alleged injuries resulting from the coercive nature of the rights offering do not derive from a reduction in the value of the Fund's assets or any other injury to the Fund's business," the alleged injuries to Plaintiff in this case resulted from the sale of the Funds' undervalued shares based on stale foreign securities prices and ***not*** from a reduction in the value of the Fund's assets or any other injury to the Fund's business. Also as in *Strougo*, where "the reduced value of the [non-participating shareholders'] equity did not derive from a reduction in the value of the Fund's assets, but rather from a reallocation of equity value to those shareholders who did participate," Plaintiff's reduced equity value in the Fund (*i.e.*, the reduced value of his shares) did not result from a reduction in the Funds' assets but rather from a reallocation of equity value to the market time traders who bought the Fund's undervalued shares. Thus, just as in *Strougo*, where "the alleged injuries were to the shareholders alone and not to the Fund," the stale trade injuries which Plaintiff has alleged are injuries to Plaintiff (and class members) alone and not to the Fund.

Precisely because the Fund itself is not injured by the sale of undervalued shares, Plaintiff's claims are not derivative claims of the Fund, but are instead individual, direct claims which only Plaintiff can assert through a direct action. Defendants' motion to dismiss on this ground should also be denied.

V. THE ECONOMIC LOSS DOCRINE DOES NOT REQUIRE DISMISSAL OF PLAINTIFF'S CLAIMS, AND PLAINTIFF HAS PLED SUFFICIENT FACTS TO SUPPORT HIS WILLFUL AND WANTON CLAIM.

Illinois' economic loss doctrine does not preclude this lawsuit. Claims of professional negligence in the rendition of professional services are not precluded by that doctrine. *See Congregation of the Passion, Holy Cross Province v. Touche Ross & Co.*, 159 Ill.2d 137, 636 N.E.2d 503 (1994). Tort claims against various types of professionals (including stockbrokers, realtors, mortgage companies) come within an exception to the doctrine. *See Zimmerman v. Northfield Real Estate, Inc.*, 156 Ill. App. 3d 154, 164, 510 N.E.2d 409, 415 (1st Dist. 1987) (realtors); *Choi v. Chase Manhattan Mortgage Co.*, 63 F. Supp. 2d 874 (N.D. Ill. 1999) (mortgage companies).

In *Gallagher Corp. v. Mass. Mut. Life Ins. Co.*, 940 F. Supp. 176, 178 (N.D. Ill. 1996), an insurance company provided "a split-funded defined benefit pension plan (the Plan) for the benefit of Gallagher's employees in their retirement." The court held that Mass Mutual, as a "business consultant" was the kind of "professional[] who owe[s] duties of care and loyalty to their clients which exist independent of any contract. Moreover, their products are often advisory in character and thus intangible, the way an attorney's brief is valuable for the ideas that it provides" and that the economic loss doctrine therefore did not apply. *Id.* at 180. For the same reasons, the economic loss doctrine does not bar this lawsuit.

Conclusion

This Court's 2004 denial of Defendants' motion to dismiss is indisputably law of the case, and Defendants have offered no compelling reason for revisiting it. For all of the foregoing reasons, the Van Kampen's Defendants' second motion to dismiss should be denied.

Respectfully submitted,

By: ______________________________

ROBERT L. KING
505 North Seventh Street, Suite 3600
St. Louis, Missouri 63101
Telephone: (314) 863-6902
Facsimile: (314) 863-7902

KOREIN TILLERY LLC
STEPHEN M. TILLERY
KLINT L. BRUNO
10 Executive Woods Court
Swansea, Illinois 62226
Telephone: (618) 277-1180
Facsimile: (314) 241-3525

KOREIN TILLERY LLC
GEORGE A. ZELCS
205 North Michigan Plaza
Suite 1950
Chicago, Illinois 60601
Phone: (312) 641-9750
Fax: (312) 641-9751

Attorneys for Plaintiffs and the Class

CERTIFICATE OF SERVICE

The undersigned does hereby certify that a copy of the foregoing Plaintiffs' Memorandum in Opposition to Defendants' Second Motion to Dismiss was caused to be served on the following counsel of record by placing same in an envelope properly addressed with postage fully prepaid and by depositing said envelope in a United States Mail Box on November 14, 2007 (and by e-mail to the e-mail addresses indicated below on November 14, 2007):

Jack C. Carey
Law Offices of Jack C. Carey
23 South First Street
Belleville, IL 62220
jclaw@compu-type.net

Robert Y. Sperling
David E. Koropp
John J. Tully, Jr.
Winston & Strawn, L.L.P.
35 West Wacker Drive
Chicago, IL 60601
rsperling@winston.com
dkoropp@winston.com
jtully@winston.com

Charles L. Joley
Donovan, Rose et al.
8 East Washington Street
Belleville, IL 62220
cjoley@ilmoattorneys.com

Charles F. Smith
Lee P. Garner
Skadden, Arps, Slate, Meagher & Flom
333 West Wacker Drive
Chicago, IL 60606
cfsmith@skadden.com
lgarner@skadden.com

FILED

2003 DEC 18 AM 10:55

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

AVERY JACKSON, individually and on behalf of all others similarly situated,

Plaintiff,

vs.

VAN KAMPEN SERIES FUND, INC. and VAN KAMPEN INVESTMENT ADVISORY CORP.,

Defendants.

Cause No. ____________

PLAINTIFF DEMANDS JURY TRIAL ON ALL COUNTS

COMPLAINT

Plaintiff, Avery Jackson, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for his complaint against Defendants Van Kampen Series Fund, Inc. and Van Kampen Investment Advisory Corp., states as follows:

1. Plaintiff, Avery Jackson, is a resident of South Roxanna, Madison County, Illinois.

2. Defendant, Van Kampen Series Fund, Inc. ("Van Kampen Funds"), is a Maryland corporation with its principal place of business in Oakbrook Terrace, IL. Van Kampen Funds is the registrant of the Van Kampen International Magnum Fund ("Van Kampen International"). Defendant Van Kampen Funds does business in the state of Illinois and is registered as a mutual fund in the State of Illinois. Defendant, Van Kampen Funds, has consented to the jurisdiction of Illinois courts. Defendant Van Kampen Funds at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant Van Kampen Funds maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant Van Kampen Funds has significant contacts with Madison County and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

3. Defendant, Van Kampen Investment Advisory Corp. ("Van Kampen Advisor") is a Delaware corporation with its principal place of business in Oakbrook Terrace, IL. The day-to-day tasks associated with running the business of Van Kampen International, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds are contracted out since it has no significant number of internal employees. Defendant Van Kampen Advisor has been contracted to serve as the investment manager for the Van Kampen International Magnum Fund. As the investment manager for Van Kampen International, Defendant Van Kampen Advisor selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant Van Kampen Advisor has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of Van Kampen International's business and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant Van Kampen Advisor utilizes an interactive web site to communicate with fund shareholders, including those in Madison County, Illinois regarding the performance of the Fund and the investments it manages.

4. At all times relevant herein, Plaintiff, Avery Jackson, has owned and held shares in the Van Kampen International for the purpose of long term investing in international securities.

5 This Court has jurisdiction over the subject matter and the parties pursuant to 735 ILCS 5/2-209.

6. Venue is proper in this Court pursuant to 735 ILCS 5/2-101.

7. The foreign securities purchased by Defendants' fund for its portfolio are principally traded in securities markets outside of the United States.

8. Open end mutual funds such as Defendants' fund have been tremendously successful in convincing investors such as Plaintiff to hold their fund shares by urging investors to invest for the long

term and by effectively marketing the various advantages of long term ownership of funds over direct investment including professional management, diversification, and liquidity.

9. Shares of open end mutual funds are sold to investors such as Plaintiff at a price based upon the net asset value ("NAV") per share plus applicable sales charges. Investors in shares may redeem their shares at the NAV of the shares less any redemption charges.

10. The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

11. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the fund's underlying portfolio of securities, Defendants recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAV of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.

12. In valuing its underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio. A significant portion of the securities in the Defendants' fund portfolio are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five hours to fifteen hours ahead of Eastern Standard Time.

13. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading

begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. Because of these positive correlations, the closing prices of the foreign securities in the underlying portfolio may not reflect current market values at the time Defendants set their fund NAV. Appropriate adjustments need to be made to the closing prices of the foreign securities in order to reflect current market values. Despite knowledge of the United States market result, continuous trading of the world equity indexes, ADRs, foreign currency futures markets and the correlations between the value of the fund's securities and these benchmarks, Defendants do not make any value adjustment to the portfolio's foreign securities prior to calculating fund NAV and setting share price every business day.

14. The positive correlation between the upward or downward movement of value in the United States market and subsequent movements in foreign markets around the world is between 0.7 and 0.8. A value of 0.0 equates to absolutely no correlation between value movements in United States markets and subsequent movements in foreign markets. A value of 1.0 equates to an absolute correlation between value movements in United States markets and subsequent value movements in foreign markets.

15. Studies of world financial markets demonstrate that the greater the percentage increase or decrease in the value of United States markets, the more likely foreign markets will post corresponding value movements on subsequent days. The probability that the value movements of foreign markets will follow the previous day's value movements in United States markets is directly correlated with the degree or extent of the value movement of United States markets.

16. Because many of the home markets for the foreign securities in the Defendants' asset portfolio last traded hours before the setting at 4:00 p.m. Eastern of the fund NAV, the closing prices used to calculate the NAV of Defendants' fund are stale and do not reflect price relevant information available subsequent to the foreign securities' last trades that will affect the value of such securities.

17. During the interval that elapses between the time that Defendants set the fund share NAV (and release it to the NASD for communication to the public) on consecutive days, the securities markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session from open to close.

18. The exchange located in Sydney, Australia observes normal market trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

19. The exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 3:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

20. The exchange located in Taipei, Taiwan observes normal trading hours of 9:00 a.m. to 1:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 1:30 p.m. local time (1:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14.5 hours.

21. The exchange located in Hong Kong observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (4:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 12 hours.

22. The exchange located in Kuala Lumpur, Malaysia observes normal trading hours of 9:30 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

23. The exchange located in Singapore observes normal trading hours of 9.00 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

24. The exchange located in Moscow, Russia observes normal trading hours of 12:00 p.m. to 7:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 7:00 p.m. local time (11:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 5 hours.

25. The exchange located in Frankfurt, Germany observes normal trading hours of 9:00 a.m. to 8:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 8:00 p.m. local time (2:00 p.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 2 hours.

26. The exchange located in Paris, France observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at, 5:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange Defendants rely upon closing prices for securities

traded on this exchange that have been static for 4.5 hours.

27. The exchange located in London, England observes normal market hours of 8.00 a.m to 4.30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange. Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

28. A significant portion of the underlying foreign securities in the Defendants' fund portfolio are listed on foreign exchanges and trade during each market's respective session. The NAVs set by Defendants do not take into account on a daily basis any price relevant information that has become available in this two to fourteen and one/half hour interval, after the final prices for the underlying foreign securities have been posted but, prior to the setting of the NAVs. Price relevant information, such as the continuous trading of world equity market indexes, ADRs, and foreign currency futures impacts the valuation of these underlying foreign securities and is significant for valuation because the final market prices have become stale and do not reflect the current market value of the securities.

29 By failing to make daily adjustments based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing their fund shares and setting their daily NAVs, Defendants have exposed long term shareholders to market timing traders who regularly purchase and redeem Defendants' shares as part of a profitable trading strategy. The market timing trading strategy stems from the ability of market timing traders to predict changes in the NAV. Market timing traders are able to predict changes in the NAV because of the positive correlations between value movements in United States markets and foreign markets. The stale price strategy of market timers who trade Defendants' fund shares is to buy shares on days when the United States market moves up and to sell (redeem) shares when the United States market moves down.

In order to derive maximum benefit from price relevant information developed subsequent to the now stale closing prices of the portfolio securities, market timers wait until the fund deadline for buying or selling (redeeming) shares in Defendants' fund on any particular business day. Because Defendants cannot buy or sell the foreign securities in the fund's underlying portfolio (due to the time difference between New York and the home markets of the foreign securities) at the time it sets the daily NAV that values the shares it issues and redeems, the shares that Defendants issue to and redeem from market timers do not reflect current market prices of the foreign securities held by the fund.

30. Due to the use of stale prices by Defendants in valuing the fund shares, market timers who buy Defendants' fund shares on days when the United States market moves up are buying discounted shares at the expense of other fund shareholders because the funds underlying foreign securities assets are undervalued as of the time of the share purchase.

31. Due to the use of stale prices by Defendants in valuing their fund shares, market timers who sell (redeem) Defendants' fund shares on days when the United States market moves down are selling (redeeming) shares at a premium at the expense of other fund shareholders because the underlying foreign securities assets are overvalued as of the time of the share sale (redemption).

32. Shares in Defendants' fund can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time.

33. The excess profits that are obtained by market timing traders' taking advantage of the stale pricing of Defendants' fund shares come at the expense of fellow shareholders who are non-trading long term buy and hold investors. The transfer of wealth from the non-trading long term buy and hold shareholders to the market timers trading Defendants' fund shares occurs through dilution.

34. Market timing traders pay cash to Defendants' fund when they purchase discounted shares. Market timing traders receive cash from Defendants' fund when they sell (redeem) their shares at a premium. Long term shareholders suffer a dilution of their equity interests and voting rights in both

instances. When market timing traders are able to buy shares at a discount, long term contract holders suffer dilution because the cash received by the fund for each of the shares purchased is less than the per share value of the underlying foreign securities due to the stale pricing method utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, long term shareholders suffer dilution because the cash paid out by the fund for each of the shares redeemed is more than the per share value of the underlying securities, again due to the stale pricing method utilized by Defendants. In both instances, long term shareholders' equity interests and voting rights are diluted.

35. By failing to make daily adjustments based upon positive correlations between upward movements in United States and foreign markets, world equity index market trading, ADRs, and foreign currency futures and by choosing to use stale prices in valuing the underlying foreign securities that are used setting their daily NAV, Defendants give market timing traders the opportunity to earn risk free returns. Unlike other market timing based trading, market timers who trade Defendants' shares do not have to look into the future to time their purchases and redemptions of shares. Rather, they have the luxury of being able to look backwards because Defendants' share pricing fails to adjust for recognized positive correlations and uses stale prices in valuing its underlying portfolio securities.

36. Effective market timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of long-term investors. Besides the wealth transfer through dilution, the market timers also harm long term investors in other ways.

37. Plaintiff bring this complaint as a class action against Defendants Van Kampen Series Fund, Inc. and Van Kampen Investment Advisory Corp., and pursuant to §5/2-801 et. seq., of the Illinois Code of Civil Procedure individually and on behalf of a class of all persons in the United States who have held shares of Van Kampen International for more than fourteen days. The class period commences five years prior to the filing of this complaint through the date of filing. Excluded from the class are Defendants, any parent, subsidiary, affiliate, or controlled person of Defendants, as well as the officers,

directors, agents, servants or employees of Defendants, and the immediate family members of any such person. Also excluded is any judge who may preside over this case.

38. Plaintiff is a member of the class and will fairly and adequately assert and protect the interests of the class. The interest of the Plaintiff is coincident with, and not antagonistic to, those of other members of the class. Plaintiff has retained attorneys who are experienced in class action litigation.

39. Members of the class are so numerous that joinder of all members is impracticable.

40. Common questions of law or fact predominate over any questions affecting only individual members of the Class. Common questions include, but are not limited to, the following:

i. whether defendants failed to properly evaluate on a daily basis price relevant information available after the close of the exchange in which Van Kampen International's portfolio of securities trade, but before the setting of the daily NAV, which was likely to change the value of the securities and the setting of their daily NAV;

ii. whether defendants failed to properly implement Van Kampen International's portfolio valuation and share pricing policies and procedures making daily adjustments based upon United States market results and recognized positive correlations between upward movements in United States and foreign markets in the valuation of the fund's portfolio securities prior to the calculation of the fund NAV and setting of the share price;

iii. whether defendants failed to properly implement Van Kampen International's portfolio valuation and share pricing policies and procedures making daily adjustments to stale closing prices of the underlying portfolio securities before the fund's NAV calculation and share price setting;

iv. whether defendants failed to protect Van Kampen International's long term shareholders from market timing traders using fund shares as a trading vehicle to earn profits at the expense of long term shareholders because of the failure of defendants to make daily adjustments, based upon known United States market results and recognized positive correlations between upward movements in United States and foreign markets, prior to the daily calculation of the fund NAV and the setting of share prices as well as their use of stale prices in the valuation of the fund's portfolio securities prior to the daily calculation of the fund NAV and the setting of share prices;

v. whether defendants breached the duties they owed to plaintiff and the class;

vi. whether plaintiff and the class have been damaged and, if so,

vii. the extent of such damages.

41. The prosecution of separate actions by individual members of the Class would create a risk of:

i. inconsistent or varying adjudications with respect to individual members of the class; and

ii. adjudication with respect to individual members of the class, which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protect their interest.

42. The class action method is appropriate for the fair and efficient prosecution of this action.

43. Individual litigation of all claims, which might be brought by all class members would produce a multiplicity of cases so that the judicial system would be congested for years. Class treatment, by contrast, provides manageable judicial treatment calculated to bring a rapid conclusion to all litigation of all claims arising from the conduct of the defendants.

Count I

Plaintiff, Avery Jackson, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count I of his Complaint against Defendants Van Kampen Funds and Van Kampen Advisor, states as follows:

44. Plaintiff repeat and incorporate by reference paragraphs 1 through 43 as if fully set forth herein.

45. Defendant Van Kampen Funds operates Van Kampen International as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

46. Defendant Van Kampen Advisor serves as the investment manager for Van Kampen International. Defendant Van Kampen Advisor provides, among other things, portfolio management services and selects the securities for Van Kampen International to buy, hold or sell. Van Kampen International pays Defendant Van Kampen Advisor set fees based on the percentage of assets under management for managing Van Kampen International's assets. Defendant Van Kampen Advisor's compensation and management of the Van Kampen International are required to be reviewed and approved by Defendant Van Kampen Funds' board of trustees.

47. At all times relevant hereto, Plaintiff Avery Jackson has held shares in Van Kampen International.

48. At all times relevant herein, Defendants had a duty when valuing the fund's securities and determining daily NAV to utilize accurate current market values for such securities in order to avoid dilution in the value of long term shareholders' equity interests and voting rights.

49. Defendants breached their duties of due care owed to Plaintiff Avery Jackson and similarly situated shareholders of the Van Kampen International by, inter alia:

i. failing to properly evaluate on a daily basis price relevant information available after the close of the exchange on which Van Kampen International's portfolio of securities trade, but before the setting of the NAV, which was likely to change the value of the securities and the setting of their NAV;

ii. failing to properly adjust the value of Van Kampen International's portfolio securities and the setting of their NAV's when price relevant information available after the close of the exchange on which the portfolio's securities trade, but before the setting of the NAV, indicated a change in the value of the securities; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefitted market timing traders of Van Kampen International's shares at the expense of long term shareholders.

50. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Avery Jackson and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against Van Kampen International and Van Kampen Investment Advisory Corp., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the Van Kampen International for a period of more than fourteen days during the period beginning from five years prior to and through the date of the filing of this complaint.

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

Count II

Plaintiff, Avery Jackson, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count II of his Complaint against Defendants Van Kampen Funds and Van Kampen Advisor, states as follows:

51. Plaintiff repeat and incorporate by reference paragraphs 1 through 48 as if fully set forth herein.

52. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities held by Van Kampen International and used by Defendants to calculate NAV for said Fund did not represent current market value because, inter alia, those prices did not reflect changes in the fund's securities which occurred after the exchange on which those foreign securities trade closed and before defendants calculated NAV and share price.

53. With utter indifference or conscious disregard for Plaintiff Avery Jackson's investment and the investments of similarly situated fund shareholders, Defendants breached their duties to Plaintiff Avery Jackson and similarly situated shareholders by, inter alia:

i. failing to properly evaluate on a daily basis price relevant information available after the close of the exchange on which Van Kampen International's portfolio of securities trade, but before the setting of the NAV, which was likely to change the value of the securities and the setting of their NAV;

ii. failing to properly adjust the value of Van Kampen International's portfolio of securities and the setting of their NAV when price relevant information available after the close of the exchange on which the portfolio's securities trade, but before the setting of the NAV, indicated a change in the value of the securities;

iii. failing to implement Van Kampen International's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefitted market timing traders of Van Kampen International's shares at the expense of long term shareholders.

54. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Avery Jackson and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against Van Kampen Series Fund, Inc. and Van Kampen Investment Advisory Corp., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the Van Kampen International for a period of more than fourteen days during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by

Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

Avery Jackson, individually and on behalf of all other similarly situated

KOREIN TILLERY, LLC

By: ____________________

Stephen M. Tillery #2834995
10 Executive Woods Court
Swansea, Illinois 62226
Telephone: 618/277-1180
Facsimile: 314/241-3525

George A. Zelcs #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602
Telephone: 312/641-9750
Facsimile: 312/641 9751
E-mail: gzelcs@koreintillery.com

Eugene Barash #6280933
701 Market Street, Suite 300
St. Louis, Missouri 63101
Telephone: 314/241-4844
Facsimile: 314/241-3525

Bonnett, Fairbourn, Friedman & Balint, P.C.
Andrew S. Friedman
Francis J. Balint, Jr.
2901 N. Central Avenue, Suite 1000
Phoenix, AZ 85012
Telephone: 602/274-1100

Attorneys for Plaintiff and the Class

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT OF ILLINOIS
MADISON COUNTY

FILED
OCT 24 2007
CLERK OF CIRCUIT COURT #83
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

AVERY JACKSON, individually and on behalf of all others similarly situated,	)	
Plaintiff,	)	No. 03 L 2036
v.	)	Judge Nicholas G. Byron
VAN KAMPEN SERIES FUND INC. and VAN KAMPEN INVESTMENT ADVISORY CORP.,	)	
Defendants.	)	

DEFENDANTS' MEMORANDUM OF LAW
<u>IN SUPPORT OF THEIR 735 ILCS 5/2-619 MOTION TO DISMISS</u>

Van Kampen Investment Advisory Corp. and Van Kampen Series Fund, Inc. ("Van Kampen") respectfully submit this memorandum of law in support of their motion to dismiss.

INTRODUCTION

Plaintiff Avery Jackson filed this action in 2003. Van Kampen filed a motion to dismiss in May 2004 arguing, among other things, that Jackson's claims were precluded by the Securities Litigation Uniform Standards Act ("SLUSA"), and that Jackson lacked standing to bring what could only be pursued as a derivative claim. This court denied that motion. However, binding, recent precedent now compels dismissal on both grounds.

Back in 2004, Jackson argued, and this Court apparently agreed, that SLUSA does not apply to claims brought by "holders" of securities, as opposed to "buyers" or "sellers." In 2006, however, the United States Supreme Court flatly rejected this contention and held that SLUSA precludes claims brought by "holders." Moreover, several months ago, when this case was still pending in federal court, Judge Herndon ruled that Jackson's complaint meets *all* SLUSA elements. Accordingly, that decision is now law of the case, and compels dismissal of Jackson's complaint.

Recent authority not available back in 2004 also now uniformly demonstrates that Jackson's claim is a classic derivative claim that he lacks standing to bring. As numerous courts have now held, Jackson's claim that Van Kampen permitted market-timers to dilute his mutual fund value by purchasing undervalued securities is a ***direct*** injury to the mutual fund itself, and only an ***indirect*** injury to the fund's shareholders. Accordingly, because Jackson has not followed applicable derivative procedures prior to filing his complaint, Van Kampen is entitled to have this action dismissed.

Finally, Jackson's complaint also is fatally flawed under the *Moorman* doctrine, which prohibits claims for economic loss that sound in negligence. Accordingly, Jackson's claims, which are based on negligence and gross negligence, must be dismissed for this reason as well.

PROCEDURAL BACKGROUND

Jackson initiated this action on December 18, 2003, and Van Kampen removed it to federal court on the ground that, among other things, Jackson's claims were precluded by SLUSA. 15 U.S.C. §§ 77p & 78bb(f). Under SLUSA, a claim filed in state court can be removed to federal court, and then dismissed, or it can remain in state court, and be dismissed by the state court. Jackson moved to remand, arguing that his claim was not covered by SLUSA because it was brought solely on behalf of "holders" of mutual fund shares, rather than purchasers or sellers. (Pl's 2004 Mot. to Remand (Attached as Ex. A)). The federal district court agreed and remanded the case back to this court.

Van Kampen then filed a motion to dismiss in this court based on the fact that Jackson's claims, even though brought on behalf of "holders," are precluded by SLUSA, and because they were derivative in nature. This court denied that motion. Shortly thereafter, Van Kampen, along with other mutual fund defendants in companion cases, appealed the remand decision, resulting in the case pending before this court being stayed. This consolidated appeal came to be referred to as "Kircher." On appeal, the Seventh Circuit reversed the remand decision and held that SLUSA did, in fact, apply to claims brought by holders. *Kircher v. Putnam Funds Trust,* 403 F.3d 478, 484 (7th Cir. 2005) (*Kircher II*).

Then, in March 2006, the United States Supreme Court, adopting the Seventh Circuit's analysis, held that claims brought by "holders" are pre-empted by SLUSA. *See Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Dabit*, 126 S. Ct. 1503, 1507 (2006). Three months later, however, the Supreme Court held that the Seventh Circuit did not actually have appellate jurisdiction to review the district court's 2004 remand order, and reversed that decision. *Kircher v. Putnam Funds Trust*, 126 S. Ct. 2145 (2006) (*Kircher III*). However, the Court expressly reiterated that its decision in *Dabit* was still applicable to the merits of Jackson's complaint and noted that it had "no reason to doubt that the state court will duly apply *Dabit*'s holding that holder claims are embraced by [SLUSA]." *Kircher III,* at 2157. Moreover, the Court noted its willingness to review any claim of error should *Dabit* not be followed on remand. *Id.*

Once remanded, Van Kampen again removed this case to federal court based on this recent Supreme Court and Seventh Circuit precedent establishing that Jackson's claims are covered by SLUSA. Jackson responded by filing ***two*** motions to remand, one based on procedural defects in removal, and another based on ***lack of subject matter jurisdiction*** (*i.e.*, that Jackson's claims did not fall within SLUSA removal and preclusion requirements). *See* Pl's Feb. 12, 2007, Mem. in Supp. of His Mot. to Remand for Lack of Subject matter Jurisdiction and in

Opp'n to Defs' Mot. to Dismiss (Attached as Ex. C); Pl's. Jan. 03, 2007, Mem. in Supp. of His Mot. to Remand for Defects in Removal Procedure (Attached as Ex. D).

Judge Herndon first considered, and denied, Jackson's motion to remand based on lack of subject matter jurisdiction. *See Jackson v. Van Kampen Series Fund, Inc.*, Slip Op., 06-CV-994 (S.D. Ill. July 17, 2007) (Herndon, J.) (Attached as Ex. F) (citing *Potter v. Janus Investment Fund*, 483 F. Supp. 2d 692, 699, 708 (S.D. Ill. 2007) (Herndon, J.) (Attached as Ex. E)). Based on the recent Supreme Court authority, in the companion *Potter* case, whose reasoning and analysis was incorporated into the *Jackson* remand order, Judge Herndon declared the he had "no difficulty concluding that the claims in this case are within the scope of SLUSA" and that they "are precluded" thereby. *Potter*, 483 F. Supp. 2d at 708. Accordingly, Judge Herndon denied Jackson's motion to remand based on lack of subject matter jurisdiction. *Id.*

Ultimately, however, the Court remanded the *Potter* case and this case back to state court, not because it lacked subject matter jurisdiction under SLUSA, but instead because it found there were procedural defects in the removal petitions. In so doing, Judge Herndon specifically emphasized that his SLUSA ruling was the law of the case upon remand back to state court. *Potter*, 483 F. Supp. 2d at 708-09; *Jackson*, 06-CV-994, Slip Op. at 2 (citing *Potter*).

FACTS

Jackson's complaint alleges that he owns shares in the Van Kampen International Magnum Fund (the "Fund"), an open-end investment company or "mutual fund," one of a series of funds of Defendant Van Kampen Series Fund Inc. (the "Fund Corporation"). *See* Compl. ¶¶ 2, 4. The Fund Corporation is a Maryland corporation with its principal place of business in Oakbrook Terrace, Illinois. *Id.* ¶ 2. Defendant Van Kampen Investment Advisory Corp. (the "Adviser") is a Delaware corporation with its principal place of business in Oakbrook Terrace.

Id. ¶ 3. Jackson alleges that the Adviser performs substantially all day-to-day operations for the Fund under a contract between the Adviser and the Fund Corporation, including selecting portfolio securities for the Fund, valuing those securities, and calculating the Fund's net asset value ("NAV"). *Id.* ¶ 3. According to Jackson, investors buy shares of the Fund at NAV, plus any applicable sales charges, and may redeem such shares at NAV, less redemption charges. *Id.* ¶ 9.

Jackson does not claim to be a shareholder of, or to have any ownership stake in, the Adviser. Nor does he claim to have any other relationship, contractual or otherwise, with the Adviser.

Jackson alleges that a "significant" portion of the Fund's portfolio consists of foreign securities "principally" traded in securities markets outside the United States. *Id.* ¶¶ 7, 12. According to Jackson, Van Kampen calculates NAV once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. *Id.* ¶ 11. In doing so, Defendants allegedly "use the last trade price in the home market[s] of each of the securities in its portfolio," which "include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney." *Id.* ¶ 12. Jackson alleges that, because these foreign markets close before 4:00 p.m. Eastern Time, the closing prices of securities traded on these foreign markets are "stale" and "do not reflect price relevant information available subsequent to the foreign security's last trade that will affect the value of such security." *Id.* ¶¶ 12, 16, 18-27.

Jackson alleges that there is a strong correlation between U.S. markets, and foreign markets, such that oftentimes when the U.S. market rises, foreign markets follow, and when the U.S. market declines, so do foreign markets. *Id.* ¶¶ 13-15. Jackson alleges that "market timers" take advantage of this supposed correlation and essentially are able to buy "discounted shares" in the Fund on days when U.S. markets move up after foreign exchanges already have closed because when those foreign exchanges re-open, those markets will mimic how the U.S. market performed during the period in which they were closed and also go up. *Id.* ¶ 30. Conversely, Jackson alleges that so-called market timers receive an unwarranted premium when they redeem their Fund shares on days when U.S. markets move down after the close of foreign exchanges, because the most recent local market closing prices for foreign securities overstate their true value. *Id.* ¶ 31.

In other words, the Fund is getting less money than it should from market timers when it sells shares to them on certain unspecified days and is paying more to them than it should to buy shares back on other unspecified days. *Id.* ¶ 34. Jackson claims this conduct directly reduces the assets of the Fund, thereby diluting the value of Fund shares. *Id.*

ARGUMENT

Controlling Supreme Court precedent and federal district court authority compel dismissal of Jackson's complaint. First, the U.S. Supreme Court has specifically rejected Jackson's SLUSA "holder" argument, the only argument he raised in this Court to avoid SLUSA preclusion. Second, Judge Herndon has held that all of the SLUSA elements are satisfied in this case, and thus, Jackson's claims are precluded by SLUSA. *Jackson v. Van Kampen Series Fund, Inc.*, 06-CV-994 (S.D. Ill. July 17, 2007) (Herndon, J.) (citing *Potter*, 483 F. Supp. 2d at 708-09). As explained herein, this decision is now the law of the case.

Jackson's complaint also should be dismissed because his claim is a derivative claim and he lacks standing to bring such a claim. In fact, virtually all of the precedent Jackson relied on in his 2004 opposition to Van Kampen's original motion to dismiss based on the derivative nature of his claims has, since that time, effectively been reversed.

Finally, Jackson's complaint is barred by the *Moorman* doctrine, which precludes recovery in tort for solely economic loss. *See Moorman Mfg. Co.*, 91 Ill. 2d at 85. SLUSA preclusion, Jackson's lack of standing, and the economic loss doctrine now compel dismissal. Accordingly, Van Kampen now brings this second motion to dismiss regarding those issues.[1] *See Inland Real Estate Corp. v. Lyons Sav. & Loan*, 153 Ill. App. 3d 848, 848, 506 N.E. 2d 652, 653 (Ill. App. Ct. 2d Dist. 1987) (permitting the filing of multiple section 2-619 motions to dismiss and explaining that such a practice is not prohibited by Illinois Supreme Court Rules); *Banks v. United Insurance Company of America*, 28 Ill. App. 3d 60, 328 N.E. 2d 167, 170 (Ill. App. Ct. 1st Dist. 1975) (noting that a judge is "not only empowered but bound to correct a wrong ruling, and [would err] in failing to do so."); *see also Kircher III* at 2157.

I. JACKSON'S CLAIMS ARE PRECLUDED BY SLUSA

Jackson's complaint should be dismissed with prejudice because it is precluded by SLUSA. SLUSA's preclusive scope is defined by five criteria: (1) any "covered class action," (2) asserting claims under "the statutory or common law of any State," (3) involving a "covered security," and (4) alleging "a misrepresentation or omission of a material fact" or "that the defendant used or employed any manipulative or deceptive device or contrivance" (5) "in connection with the purchase or sale" of that security. 15 U.S.C. § 78bb(f)(1).[2]

---

[1] Van Kampen primarily focuses herein on the issues that have received considerable judicial attention since this Court's 2004 decision. Van Kampen still maintains that all of the reasons set forth in its 2004 motion to dismiss require dismissal.

[2] 15 U.S.C. § 78bb(f)(1) provides:

> No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging–
> (A) a misrepresentation or omission of a material fact in connection with the purchase or sale of a covered security; or
> (B) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security.

See also 15 U.S.C. § 78bb(f)(1).

A. Jackson Has Never Disputed That His Complaint Satisfies the First Three SLUSA Elements.

At no time during the state and federal litigation over almost the past four years has Jackson disputed that his complaint satisfies the first three elements of SLUSA. Indeed, the complaint easily meets each: *First,* a "covered class action" is defined in the statute as including, *inter alia,* any lawsuit for damages brought on "a representative basis on behalf of themselves and other unnamed parties similarly situated." *See* 15 U.S.C. § 78bb(f)((5)(B)(i). The complaint here expressly acknowledges that this is a lawsuit for damages brought as a class action. *See, e.g.*, Compl. ¶ 37.

Second, the complaint asserts claims under state "statutory or common law." Jackson's claims are state law claims based on Defendants' alleged negligence and alleged breach of fiduciary duties under Illinois state law. *See* Compl., ¶¶ 48-50, 52-54.

Third, it is not disputed that this action involves a "covered security" under SLUSA. *See* 15 U.S.C. § 78bb(f)(5)(E); *Kircher II,* 403 F.3d at 481 ("Investments in mutual funds are 'covered securities,' see *§ 77p(f)(3)* . . . ."). The shares of the Van Kampen International Magnum Fund are offered by an investment company registered under the Investment Company Act of 1940. *See* 15 U.S.C. § 78bb(f)(5)(E); *see also* Compl. ¶¶ 1, 2, 11-12, 40.

Finally, there can no longer be a dispute about any other SLUSA element in light of the now-binding Supreme Court precedent and the law of the case with regard to the other elements. *See, e.g., Potter,* 483 F. Supp. 2d at 699-708. Jackson's complaint must be dismissed on this authority; but, to remove any doubt, elements four and five are more fully discussed below.

B. Jackson's Allegations Satisfy the "In Connection With the Purchase or Sale" Element.

In Van Kampen's 2004 Motion to Dismiss in this Court, Van Kampen pointed out that Jackson's claims satisfied every element of SLUSA and should be dismissed. Van Kampen 2004 Br. at 12. Jackson responded only by disputing the "in connection with the purchase or sale" prong. Jackson argued, at the time, that his claims were made by "holders" of securities (rather than purchaser or sellers) and, he asserted, "holder" claims did not meet the "in connection with the purchase or sale" prong of SLUSA. Pl's June 25, 2004 Mem. in Opp. to Defs' Mot. to Dismiss (Attached as Ex. G). In deciding Van Kampen's 2004 motion to dismiss, this element was the only one Jackson disputed and, consequently, the only one this Court had before it with respect to SLUSA. Although this Court initially rejected Van Kampen's motion, there has since been an unequivocal change in the law on this point that effectively overrules this Court's earlier decision.

In 2006, the Supreme Court clarified that plaintiffs need not allege misconduct "in connection with" *their own* purchases or sales of covered securities in order to fall within the "in connection with" criterion of SLUSA and its preclusive effect. Rather, complaints filed by "holder" plaintiffs meet the "in connection with" criterion of SLUSA so long as they allege misconduct in connection with *someone's* purchase or sales of covered securities. *See Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Dabit*, 126 S.Ct. 1503, 1514-15 (2006). In *Dabit*, the Supreme Court explained that "[f]or purposes of SLUSA pre-emption, that distinction [between holders and purchasers/sellers] is irrelevant; the identity of the plaintiffs does not determine whether the complaint alleges fraud 'in connection with the purchase or sale' of securities." *Id.* at 1515. In so doing, the Supreme Court expressly approved the Seventh Circuit's interpretation of SLUSA in this case (consolidated as the *Kircher* appeals), which had ordered that Jackson's complaint be dismissed pursuant to SLUSA. *Id.* at 1507.

Of course, the Supreme Court's decision is binding on both state and federal courts. *Bowman v. American River Transp. Co.*, 217 Ill.2d 75, 91, 838 N.E.2d 949, 958 (Ill. 2005) ("[A] decision of the United States Supreme Court is binding on this court."). And the Supreme Court has been particularly clear that *Dabit* must be applied to this case by noting that, even though it later had to remand Jackson's appeal, it had "no reason to doubt that the state court will duly apply *Dabit*'s holding that holder claims are embraced by [SLUSA]." *Kircher III* at 2157. The Supreme Court specifically cautioned that it could review any claim of error if necessary. *Id.* Since *Dabit and Kircher III,* Jackson has not, and cannot, dispute that his allegations in the instant action satisfy the "in connection with" prong. *See, e.g.*, Compl. 13, 17, 29-36, 49, 53; *see also* Pl's. Feb. 12, 2007, Mem. in Supp. of His Mot. to Remand for Lack of Subject Matter Jurisdiction at 1-2 (now presenting the sole issue of whether Jackson's satisfied the "fraud" prong) (Attached as Ex C).

C. Jackson's Complaint Relies Upon Allegations of Misrepresentations or Omissions of a Material Fact

After the Supreme Court rejected Jackson's sole argument regarding SLUSA, in 2006 Jackson changed course in federal court and began asserting that his claims did not meet SLUSA criteria because they did not involve "a misrepresentation or omission of a material fact." Pl's Feb. 12, 2007 Opp. Br. at 1-2. That argument, however, has been rejected repeatedly. Indeed, the district court in *this case* has effectively ruled that Jackson's claims, in substance if not in form, are claims that rely on misrepresentations or omissions that SLUSA precludes. *Jackson v. Van Kampen Series Fund, Inc.*, 06-CV-994, at 2 (S.D. Ill. July 17, 2007) (Herndon, J.) (citing its recent decision in *Potter*, 483 F. Supp. 2d at 695-703). Even though it was issued by a federal district court, this decision is the law of the case. See *infra* at 12.

The district court first addressed Jackson's market-timing allegations in the nearly identical *Potter* case filed by the same attorneys against another mutual fund. *Potter*, 483 F. Supp. 2d at 695-704. The district court found that "the gravamen of the claims . . . is that Defendants made omissions of material fact in connection with the sale or purchase of covered securities, *e.g.*, the fact that mutual fund shares are valued only once a day and that this once-a-day valuation creates opportunities for market-timing arbitrage." *Id.* at 699. The court explained that plaintiffs' claims of market-timing coincide with securities fraud: "Although market timing itself may be lawful, it nevertheless is prohibited by Rule 10b-5 if it is engaged in by favored market insiders at the expense of long-term mutual fund investors from whom it is concealed and who have a right to rely upon its prevention by fund advisers' and managers' good faith performance of their fiduciary obligations." The court concluded that "[m]arket timing then becomes a 'scheme or artifice to defraud or, at least, 'a practice . . . or course of business which operates as a fraud or deceit' upon those who have been misled or lulled into purchasing mutual fund shares in ignorance of its occurrence.'" *Id.* (quoting *In re Mutual Funds Inv. Litigation*, 384 F. Supp. 2d 845, 856-857 (D. Md. 2005)). Stated directly, the plaintiffs in *Potter* and the instant action have simply attempted to "disguise what amount to claims of securities fraud as claims for negligence and breach of fiduciary duty under state law." *Id.* This pleading tactic, however, is "not enough to evade preclusion of those claims under SLUSA." *Id.* at 702.

After finding that SLUSA applied, the district court denied the *Potter* plaintiffs' motion to remand for lack of subject matter jurisdiction. A few months later, the same judge also denied Jackson's similar motion to remand for lack of subject matter jurisdiction by citing his analysis set out in the recent, related *Potter* decision. *Jackson v. Van Kampen,* 06-cv-00944, at 2 (S.D. Ill. July 17, 2007). Accordingly, the district court's decision in this case, incorporating the holding and reasoning of *Potter* and rejecting Jackson's SLUSA arguments, must be the considered the law of the case. *See Christianson v. Colt Industries Operating Corp.*, 486 U.S. 800, 816 (1988) ("[W]hen a court decides upon a rule of law, that decision should continue to govern the same issues in subsequent stages in the same case."); *Boroweic v. Gateway 2000, Inc.*, 209 Ill.2d 376, 808 N.E.2d 957, 983 (Ill. 2004) ("[D]ecisions of lower federal courts [may be] "conclusive on the courts of Illinois where the decision "become[s] the law of the case."); *People v. Bean,* 137 Ill.2d 65, 560 N.E.2d 258, 292-93 (1990); *see also* 18B Charles A. Wright, Arthur R. Miller & Edward H Copper, *Federal Practice & Procedure* § 4478.4 (3d ed. 1998) (noting that state courts usually treat federal decisions prior to remand as law of the case).

In addition to being the law of the case, the conclusion of the district court should be followed on its own merit because the other courts who have considered Jackson's allegations have also uniformly rejected Jackson's argument. For example, the Seventh Circuit has effectively rejected it *three* times. *See Kircher II*, 403 F.3d at 484 ("if these funds had stated bluntly in their prospectuses (or otherwise disclosed to investors) that daily valuation left no-load funds exposed to short-swing trading strategies, that revelation would have squelched litigation of this kind");[3] *Bradfisch v. Templeton Funds, Inc.*, 2006 U.S. App. LEXIS 12394, at *2 (7th Cir. 2006) *reh'g denied* (with additional explanation), 2006 WL 1751307 (June 15, 2006), *motion to vacate denied* (June 19, 2006) ("Although the plaintiffs maintain that *Dabit* does not control

[3] The Seventh Circuit has repeatedly made clear that the substantive conclusions it reached in reviewing Jackson's complaint—in which it determined that Jackson's allegations met every SLUSA criterion and must be dismissed—remain good law. *See Bradfisch v. Templeton Funds, Inc.*, 2006 WL 1751307 (June 15, 2006) (denying petition for rehearing); *In the Matter of Mutual Fund Market-Timing Litig.*, 2006 U.S. App. LEXIS 25660, *2 (7th Cir. Oct. 16, 2006) (reviewing a number of other market-timing cases, including Jackson's, after the Supreme Court's decision in *Kircher*).

because (in their view) the defendant funds have been negligently managed, they have not sought relief through derivative litigation and therefore cannot take advantage of the exception for that kind of suit in the Securities Litigation Uniform Standards Act of 1998."); *In re Mutual Fund Market-Timing Litigation,* 2007 WL 2012390 (7th Cir. July 13, 2007) ("*Kircher V*") ("The district judges assigned to these suits had held that federal jurisdiction was lacking. That belief was incorrect, see [*Dabit*]. . . .").

Similarly, the federal court overseeing the multidistrict mutual fund litigation has also concluded that purported "negligence" claims identical to Jackson's—also asserted in actions where the investors are represented by the same lawyers, who advanced identical arguments—are precluded by SLUSA. *See In re Mut. Funds Inv. Litig.,* 437 F. Supp. 2d 439, 443 (D. Md. 2006), *appeal pending.* The court explained that "[t]he element of a misrepresentation or omission of a material fact is satisfied when a plaintiff alleges a misrepresentation concerning the value of the securities sold or the consideration received in return," which is "exactly what the plaintiffs have done here." *Id.* (internal citations omitted). Jackson in the instant action has made the same allegations. *See e.g.,* Compl. ¶¶ 29-31, 34, 36. Consequently, regardless of how Jackson might seek to characterize his claims, the allegations make clear that SLUSA applies and requires dismissal.

II. JACKSON LACKS STANDING TO BRING A DERIVATIVE CLAIM.

In addition, as a threshold matter, Jackson's complaint must also be dismissed because the alleged injury was inflicted directly on the Fund, in the form of diminishing its assets, and only indirectly on the Fund's shareholders, by reducing the value of their Fund shares. Under these circumstances, Jackson was obligated to bring his claim as a derivative action, and only after having made a demand on the Fund's board. *Waller v. Waller*, 49 A.2d 449, 452 (Md. 1946).[4] Having done neither of these things, Jackson fails to state a valid claim for relief.

A. Injuries to the Fund Must be Brought Derivatively.

An action to recover damages from injuries to a corporation may not be brought by an individual stockholder but must be brought by the corporation directly even though the stockholder may have been injured by the reduction in value of his stock. *Id.* The same is true for injuries to mutual funds and their shareholders. *See In re Goldman Sachs Mut. Funds*, No. 04 Civ. 2567, 2006 WL 126772, at *5-7 (S.D.N.Y. Jan. 17, 2006); *Everett v. Bozic*, No. 05 Civ. 00296, 2006 WL 2291083, at * 2-5 (S.D.N.Y. Aug. 3, 2006).

The parties agree that the relevant inquiry to determine whether a shareholder may bring a direct suit is whether the shareholder's injury is "'distinct' from that suffered by the corporation." *In re Merrill Lynch & Co. Research Reports Sec. Litig.*, 272 F. Supp. 2d 243, 259 (S.D.N.Y. 2003) (applying Maryland law); *see also* Van Kampen 2004 Reply Br. at 8 (Attached as Ex. H); Pl's 2004 Opp. Br. at 19. Accordingly, if Jackson's claim alleges an injury that is not distinct from that to the Fund, his claim must be dismissed. *See, e.g., Webowsky v. Collomb*, 766 A.2d 123, 136 (Md. 2001) (noting that derivative actions require plaintiff's to make pre-suit demand of the directors and that such a demand was refused).

B. Jackson's Claims are Improper Derivative Claims

Jackson's claims are classic derivative claims, and, in contrast to the 2004 legal landscape, recent decisions addressing nearly identical complaints have all agreed that such claims are derivative in nature. In fact, the five principal cases Jackson cited in his Opposition to

[4] The parties agree that Maryland law governs Jackson's standing to sue directly or derivatively because the Fund is a Maryland corporation. *See* Van Kampen Mot. to Dismiss at 15 (May 17, 2004) ("Van Kampen 2004 Br."); Opposition Br. at 19 (June 25, 2004) ("Pl's 2004 Opp. Br.").

Van Kampen's 2004 Motion to Dismiss have now all been reversed or are no longer good law, including all four cases that Jackson described as involving "nearly identical complaints and indistinguishable facts." Pl's 2004 Opp. Br. at 17, 21-22 (citing *Bradfisch v. Templeton Funds, Inc.*, No. 03-cv-0760 (S.D. Ill. Jan 23, 2004); *Woodbury v. Templeton Global Smaller Cos. Fund*, No. 03-761 (S.D. Ill. Jan. 29, 2004); *Parthasarthy v. T. Rowe Price Int'l Funds, Inc.*, No. 03-cv-00673 (S.D. Ill. Jan 30, 3004); *Potter v. Janus Investment Fund*, No. 03-cv-00692 (S.D. Ill. Feb 9, 2004)).

Specifically, in his 2004 opposition brief, Jackson cited *Potter v. Janus Investment Fund*, 2004 WL 1173201, *3 (S.D. Ill. February 12, 2004), which, as noted above, involved nearly identical allegations brought by the same plaintiffs' attorneys. Although the 2004 *Potter* decision held that the plaintiffs "based their claims strictly upon the direct and individual harm of stock equity dilution, a claim not actionable by the corporation itself," *Potter*, 2004 WL 1173201, at *3, the same district court recently reversed that decision and held that those claims *were* derivative, *Potter*, 483 F. Supp. 2d at 695-702.

The court explained in April of this year that market timing allegations were derivative claims: "[T]he injury alleged by Plaintiffs, specifically, dilution of share value due to market-timing arbitrage, obviously is derivative in nature. As the [Seventh Circuit in the *Kircher* appeals] recognized, these claims, being derivative, are within the scope of SLUSA unless brought derivatively on behalf of the funds after a demand by shareholders on corporate officers." *Id.* at 700 (also citing 15 U.S.C. § 77p(f)(2)(B) which creates a specific exception to SLUSA preclusion when derivative claims are brought in compliance with the derivative procedures).

The district court in *Potter* in 2007 also openly acknowledged its 2004 decision and conclusion of a direct injury, but then explained that it "did not have the guidance of" the Seventh Circuit merits decision in the *Kircher* appeals nor the Supreme Court's decision in *Dabit* in 2004. *Id.* at 701 n.4. The court went on to conclude:

> Also, closer examination of the authorities relied upon by the Court in the 2004 order, especially *Strougo v. Bassini,* 282 F.3d 162 (2d Cir. 2002), discloses that they are inapposite to the claims asserted in the instant matter. In *Strougo,* for example, the injury alleged was essentially in the nature of oppression of minority shareholders by majority shareholders, which is a direct claim, not a derivative one. *See id.* at 173-76; *see also Lefkovitz v. Wagner,* 395 F.3d 773, 777 (7th Cir. 2005); *Hayes v. Crown Cent. Petroleum Corp.,* 249 F. Supp. 2d 725, 736 (E.D. Va. 2002), *vacated in part on other grounds,* 78 Fed. Appx. 857 (4th Cir. 2003); *Green v. Nuveen Advisory Corp.,* 186 F.R.D. 486, 490 (N.D. Ill. 1999). In this case, by contrast, the injury alleged is to the funds, and therefore, as discussed, Plaintiffs' action must be brought derivatively.

Id. Accordingly, not only does the 2007 *Potter* decision provide new support for Van Kampen, but it also removes what was the primary authority to the contrary at the time of its 2004 filing.

In fact, the other cases Jackson cited to support his 2004 argument have fared no better. For example, Jackson also cited *Bradfisch v. Templeton Funds, Inc.*, 319 F. Supp. 2d 897 (S.D. Ill. 2004), which, like *Potter*, concluded that the injury was direct, not derivative. *Id.* at 900. However, after *Kircher II,* the defendants in *Bradfisch* re-removed, and, in 2005, the district court held that *Kircher* "mandates that th[e] Court dismiss all of Jackson's state law claims as barred by SLUSA." *Bradfisch v. Templeton Funds, Inc.*, 2005 WL 1653798, *3 (S.D. Ill. 2005). Subsequently, the Seventh Circuit twice held in related *Bradfisch* appeals that similar claims were derivative claims. First, in its June 15 order denying a rehearing, the Seventh Circuit explained:

> As for appellants' contention that they have pursued a direct rather than a derivative action because state law requires direct suits with respect to "an injury to the shareholder which is distinct from the corporation": appellants do not identify any such distinct injury. The value of their shares declined because the funds' assets were diminished by third parties' arbitrage activity. That is a classic

> derivative injury. Appellants' petition for rehearing does not refer to any statute or judicial decision of the states in which the Templeton mutual funds are incorporated that would allow (let alone require) a direct action under the common law of negligence for managerial failure to take steps that would diminish the funds' attractiveness to arbitrageurs.

Bradfisch v. Templeton Funds, Inc., 2006 U.S. App. LEXIS 12394, at *2 (7th Cir. 2006), *reh'g denied* (with additional explanation), 2006 WL 1751307 (June 15, 2006). Then, four days later, in denying a motion to vacate, the Seventh Circuit again made clear:

> Although the plaintiffs maintain that *Dabit* does not control because (in their view) the defendant funds have been negligently managed, they have not sought relief through derivative litigation and therefore cannot take advantage of the exception for that kind of suit in the Securities Litigation Uniform Standards Act of 1998. For direct litigation, labels are not material, as we explained in *Kircher v. Putnam Funds Trust,* 403 F.3d 478 (7th Cir. 2005), cert. granted on other grounds, 546 U.S. 333, 126 S. Ct. 969, 163 L. Ed. 2d 824 (2006), a decision that the Supreme Court approved in *Dabit.*

Bradfisch v. Templeton Funds, Inc., 179 Fed.Appx. 973 (7th Cir. June 19, 2006). At the time of Van Kampen's original motion to dismiss—May 17, 2004—*Potter* and *Bradfisch* were two of the only decisions squarely addressing the nature of Jackson's claim. In contrast to the state of the law in 2004, both cases now compel dismissal of Jackson's complaint.

Jackson also cited *Woodbury v. Templeton Global Smaller Cos. Fund, Inc.*, No. 03-761 (S.D. Ill. Feb 9, 2004) and *Parthasarthy v. T. Rowe Price Int'l Funds, Inc.*, No. 03-cv-0673 (S.D. Ill. Jan 30, 2004), but both decisions relied upon the 2004 *Bradfisch v. Templeton Funds, Inc.* decision to reach the same conclusion. As noted above, *Bradfisch* has since been reversed. Finally, Jackson cited the Second Circuit's decision in *Strougo v. Bassini,* 282 F.3d 162 (2d Cir. 2002), but, as noted above, *Potter* itself rejected its earlier reliance on that case and distinguished *Strougo's* facts from those in *Potter* (and effectively from those in the instant case).

These cases are only a small portion of what is now a long line of well-settled authority providing that allegations that defendants mismanaged a mutual fund to permit third parties to buy undervalued shares (diluting the value of the fund)[5] must be brought using derivative procedures. *See Kircher II*, 403 F.3d at 482-83 (finding SLUSA preclusion but also concluding that "[a] claim based on mismanagement likely would need to be cast as a derivative action"); *see also Lapidus v. Hecht*, 232 F.3d 679, 683 (9th Cir. 2000) (allegation regarding diminution of value from dilution of mutual fund shares was a claim that had to be brought as a derivative action); *Everett v. Bozic*, No. 05 Civ. 00296, 2006 WL 2291083, at * 2-5 (S.D.N.Y. Aug. 3, 2006) (dismissing negligence claims against mutual funds where claims were based on diminution of the value of the funds, and also rejecting the argument that mutual fund ownership was different than stock ownership for direct/derivative determination), *cited in Potter*, 438 F. Supp. 2d at 700-01. Accordingly, Jackson lacks standing and his complaint must be dismissed.

III. JACKSON'S CLAIMS ARE BARRED BY THE ECONOMIC LOSS DOCTRINE

Both counts of Jackson's Complaint sound in negligence and gross negligence. Because Jackson seeks recovery for purely economic loss, these claims are in contravention of the economic loss doctrine articulated in *Moorman Mfg. Co. v. National Tank Co.*, 91 Ill. 2d 69, 85 (1982).[6] Under the *Moorman* Doctrine, a plaintiff is barred from using a tort action to recover purely economic losses related to defeated expectations of a commercial transaction. *Id.* at 91-92. As explained by the Illinois Supreme Court, "tort law affords a remedy for losses occasioned by personal injuries or damage to one's property, but contract law . . . offer[s] the appropriate

[5] Pl's 2004 Opp. Br. at 16 ("The only claims in this case are that Defendant's NAV valuation practices caused fundholders' ownership interests and voting rights to be diluted. . . ."); Pl's 2004 Mot. to Remand at 5-6 (noting that the only claim was one for dilution when the Fund sold shares at undervalued prices).

[6] The Complaint does not indicate whether it is purportedly brought under the law of Illinois or some other state, but Defendants assume that because this action was filed in Illinois, Jackson intends to invoke the law of this State. By addressing the sufficiency of the claims alleged in the Complaint under Illinois law, Defendants in no way concede or agree that Illinois law is applicable to the claims of Jackson or any other member of the putative class alleged in the Complaint. In any event, the economic loss rule, as a general proposition, is "the prevailing rule in America" (4 F. Harper, F. James & O. Gray, Torts § 25.18A, at 619 (2d ed. 1986)), and is supported by "the vast majority of commentators and cases." *Moorman*, 91 Ill. 2d at 87-88.

remedy for economic losses occasioned by diminished commercial expectations not coupled with injury to person or property." *In re Chicago Flood Litig.*, 176 Ill. 2d 179, 200-01 (1997) (precluding economic loss portion of class claim for contractor's negligent supervision of pile-driving activity) (quoting *In re Illinois Bell Switching Station Litig.*, 161 Ill. 2d 233, 241 (1994)); *Anderson Elec., Inc. v. Ledbetter Erection Corp.*, 115 Ill. 2d 146, 153 (1986) (affirming dismissal of count that alleged negligent supervision of inspection of services).

The rule barring economic recovery in tort operates with equal force regardless of whether a contract exists. *See Martusciello v. JDS Homes, Inc.*, 361 Ill. App. 3d 568, 574, 838 N.E. 2d 9, 15 (1st Dist. 2005) ("Plaintiffs cannot recover for defendants' alleged architectural malpractice under the economic loss doctrine irrespective of the existence of a contract."); *Nabisco, Inc. v. American United Logistics, Inc.*, 2000 WL 748131, *4 (N.D. Ill. 2000) ("[The economic loss doctrine] applies even where there is no contractual interrelationship or privity of contract between the injured plaintiff and the negligent defendant."). Accordingly, Jackson's tort claims are barred by the Illinois Supreme Court's decision in *Moorman Mfg. Co.* and should be dismissed.

CONCLUSION

Because Jackson's allegations fall squarely within all five of SLUSA's criteria, because they allege improper derivative claims, and because they are barred by the economic loss doctrine, Jackson's complaint must be dismissed with prejudice.

Dated: October 24, 2007

Respectfully submitted,

VAN KAMPEN INVESTMENT
ADVISORY CORP.

By: ______________________

Jack Carey
23 South First Street
Belleville, Illinois 62220
(618) 234-2424

Robert Y. Sperling
David E. Koropp
John J. Tully, Jr.
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601-9703
(312) 558-5600
Attorneys for Van Kampen Investment Advisory Corp.

VAN KAMPEN SERIES FUND INC.

Charles L. Joley
Donovan, Rose, Nester & Joley, P.C.
8 East Washington Street
Belleville, Illinois 62220
(618) 235-2020

Charles F. Smith
Lee P. Garner
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, IL 60606
(312) 407-0700
Attorneys for Van Kampen Series Fund Inc.

CERTIFICATE OF SERVICE

The undersigned, an attorney, hereby certifies that Defendants' Memorandum of Law in Support of Their Motion to Dismiss was served by hand delivery or U.S. Mail on the 24th day of October, 2007, to the following counsel of record:

Christine J. Moody
Stephen M. Tillery
Korein Tillery
505 North 7th Street, Suite 3600
St. Louis, Missouri 63101
Telephone: 314/241-4844

George A. Zelcs
Korein Tillery
205 N. Michigan Ave., Suite 1950
Chicago, Illinois 60601
Telephone: 312/641-9750

Andrew S. Friedman
Francis J. Balint, Jr.
Bonneted, Fairbourn, Friedman & Balint, P.C.
2901 North Central Avenue, Suite 1000
Phoenix, Arizona 85102
Telephone: 602/274-1100

Robert L. King
Swedlow & King, LLC
505 North 7th Street, Suite 3600
St. Louis, Missouri 63101
Telephone: 314/863-6902

Klint L. Bruno
209 S. LaSalle Street
Suite 701
Chicago, Illinois 60604
Telephone 312/759-7510

By: [signature]

INDEX TO EXHIBITS

Exhibit	Description
A	Plaintiff's February 11, 2004, Memorandum in Support of Motion to Remand (exhibits omitted)
B	Defendants' December 04, 2006, Notice of Removal
C	Plaintiff's February 12, 2007, Memorandum in Support of His Motion to Remand for Lack of Subject matter Jurisdiction and in Opposition to Defendants' Motion to Dismiss (exhibits omitted)
D	Plaintiff's. January 03, 2007, Memorandum in Support of His Motion to Remand for Defects in Removal Procedure
E	*Potter v. Janus Investment Fund*, 483 F. Supp. 2d 692, 699, 708 (S.D. Ill. 2007) (Herndon, J.)
F	*Jackson v. Van Kampen Series Fund, Inc.*, 06-CV-994 (S.D. Ill. July 17, 2007) (Herndon, J.)
G	Plaintiff's June 25, 2004 Memorandum in Opposition to Defendants' Motion to Dismiss
H	Defendants' July 30, 2004, Reply in Support of Their Motion to Dismiss (exhibits omitted)

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT OF ILLINOIS
MADISON COUNTY

AVERY JACKSON, individually and on behalf of all others similarly situated,

Plaintiff,

v.

VAN KAMPEN SERIES FUND INC. and VAN KAMPEN INVESTMENT ADVISORY CORP.,

Defendants.

No. 03 L 2036

FILED
DEC 03 2007
CLERK OF CIRCUIT COURT #18
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

DEFENDANTS' REPLY MEMORANDUM OF LAW
<u>IN SUPPORT OF THEIR MOTION TO DISMISS</u>

Defendants' Opening Memorandum emphasized the dramatic cut in the law in Defendant's favor since their initial 2004 motion to dismiss, compelling dismissal of Jackson's Complaint. Jackson's Memorandum in Opposition ("Opp.") does nothing to dispel this conclusion. Jackson's Complaint -- a moving target to date -- is either (a) one alleging untrue statements, omissions and/or manipulative or deceptive conduct in connection with the pricing of the shares of the Fund -- which Jackson desperately disclaims; or (b) one alleging negligent management of the Fund -- which Jackson now apparently warmly embraces. If the former, Jackson's claim is barred by SLUSA. If the latter, his claim is a classic derivative claim. Either way, Jackson's Complaint must now be dismissed.

Indeed, since Jackson commenced this action in 2003, two courts have analyzed the allegations of Jackson's Complaint and have determined that the claims he asserts are barred by SLUSA. It also has been determined that these claims are derivative in nature and therefore could be brought, if at all, only derivatively after demand on the Fund's board of directors.

While Jackson tries belatedly to re-write the allegations of his Complaint in an effort to persuade this Court to reach a different outcome, he is bound by the allegations in his Complaint, and his claims should be dismissed with prejudice.

I. JACKSON'S COMPLAINT IS BARRED BY SLUSA

Jackson's argument that his claims sound in "negligence" does not alter the fact that the Complaint rests on allegations of untrue statements, omissions and/or manipulative or deceptive conduct "in connection with" the purchase or sale of securities. Consequently, Jackson's claims are barred by SLUSA, 15 U.S.C. §§ 77p(b) & 78bb(f)(1).

A. Jackson's Characterization Of His Claims Does Not Alter The Fact That The Complaint Is Based On Alleged Untrue Statements, Omissions, Or Manipulative Conduct

Jackson concedes, as he must, that the issue before this Court under SLUSA is whether the Complaint alleges an untrue statement or omission of material fact or manipulative conduct. (Opp. at 1.) He also admits that if it does, Defendants' Motion to Dismiss must be granted. In ruling on a motion to dismiss, this Court must look to the allegations of the complaint. *Miller v. Highway Comm'r of N. Otter T.P. Road Dist.*, 344 Ill. App. 3d 1157, 1164, 801 N.E.2d 599, 605-06 (4th Dist. 2003). In this case, the allegations of the Complaint indisputably demonstrate that Jackson's claims are based on purportedly untrue statements or omissions of material fact and/or manipulative conduct. Consequently, the Complaint must be dismissed.

1. Jackson has alleged "an untrue statement."

The crux of the Complaint is that Defendants purportedly failed to properly calculate the price (net asset value, or "NAV," per share) of International Magnum Fund shares, and that this misstatement of NAV created arbitrage opportunities that were exploited by market timers who then purchased shares at artificially low prices, or redeemed shares at artificially high prices. The Complaint alleges:

- "[T]he closing prices used to calculate the NAV of Defendants' funds are stale and *do not reflect price relevant information* available subsequent to the foreign security's last trade that will affect the value of such security." (Compl. ¶ 15 (emphasis added).)

- "*Appropriate adjustments need to be made* to the closing prices of the foreign securities in order to reflect current market prices...[but]...[d]espite knowledge of the United States market result...*Defendants do not make any value adjustment* to the portfolio's foreign securities prior to calculating fund NAV and setting share price every business day." (*Id.* ¶ 13 (emphasis added).)

- "The NAVs set by Defendants *do not take into account* on a daily basis *any price relevant information*" and "[s]uch price relevant information impacts the valuation of these underlying foreign securities and is significant for valuation because the final market prices have become stale and do not reflect the current market value of the securities." (*Id.* ¶ 28 (emphasis added).)

- "*By failing to make daily adjustments* based upon positive correlations between upward or downward movements in United States and foreign markets and by *choosing to use stale prices in valuing their fund shares* and setting their daily NAVs, Defendants have exposed long term shareholders to market timing traders who regularly purchase and redeem Defendants' shares as part of a profitable trading strategy." (*Id.* ¶ 29 (emphasis added).)

- "[T]he shares that Defendants issue to and redeem [purchase or sell] from market timers *do not reflect current market prices* of the foreign securities held by the fund." (*Id.* ¶ 29 (emphasis added).)

- "Due to the use of stale prices by Defendants in valuing their fund shares, market timers who buy...shares on days when the United States market moves up are *buying discounted shares*...because the funds underlying foreign securities assets are undervalued as of the time of the share purchase." (*Id.* ¶ 30 (emphasis added).)

- "Due to the use of stale prices by Defendants in valuing the fund shares, market timers who sell (redeem)...shares on days when the United States market moves down are *selling (redeeming) shares at a premium*...because the funds underlying foreign securities assets are *overvalued* as of the time of the share sale (redemption)." (*Id.* ¶ 31 (emphasis added).)

- "Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities held by Van Kampen International and used by Defendants to calculate NAV for said Fund did not represent current market value...." (*Id.* ¶ 52.)

The Complaint thus alleges that Defendants used "stale" prices in stating daily Fund NAV, rendering NAV not reflective of "current market prices." Allegations that Fund NAV "does not reflect price relevant information," or "current market value," or that market timers were allowed to "purchase discounted shares" and sell shares "at a premium," are allegations that the NAV stated daily by the International Magnum Fund is untrue and misstates the actual net asset value per share of the Fund. This is an "untrue statement or omission of material fact," and hence SLUSA applies to and precludes Jackson's claims.[1]

2. *Jackson has alleged an "omission."*

In addition, the Complaint alleges that Defendants represented in the Magnum Fund's prospectus that the goal of that Fund was "providing long term capital growth to investors who hold shares of the fund," while at the same time Defendants purportedly were employing portfolio valuation and share pricing practices which benefited short-term, market timing traders at the "expense" of "holders" of Fund shares. (Compl. ¶¶ 29-31, 34, 36, 45.) The Complaint also alleges that Defendants failed "to implement Van Kampen International's portfolio valuation and share pricing policies and procedures" (Compl. ¶¶ 53 (ii)) -- *policies and procedures which are described in the prospectus relied upon in the Complaint.* The Complaint thus alleges that the Defendants purportedly said one thing about the International Magnum Fund's goals and its portfolio valuation and share pricing policies, and did another. After all, "if these funds had stated bluntly in their prospectuses (or otherwise disclosed to investors) that daily valuation left

---

[1] Jackson alleges that the "NAV of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution," (Compl. ¶ 11) – the same price information printed daily in the *Wall Street Journal.*

no-load funds exposed to short-swing trading strategies, that revelation would have squelched litigation of this kind." *Kircher v. Putnam Funds Trust*, 403 F.3d 478, 484 (7th Cir. 2005).[2]

3. *Jackson has alleged a "manipulative or deceptive device or contrivance."*

Even if Jackson were correct that he could prove his claim without showing a misrepresentation or omission, the practice he challenges would still undoubtedly constitute a "manipulative or deceptive device or contrivance" under SLUSA. *See Santa Fe Indus. v. Green*, 430 U.S. 462, 476 (1977) (manipulation "generally refers to practices, such as ... rigged prices, that are intended to mislead investors by artificially affecting market activity") (emphasis added). A manipulative or deceptive device or contrivance may exist without any misrepresentation or omission. Here, Jackson alleges that notwithstanding the "stated goal" of the International Magnum Fund "of providing long term capital growth to investors who hold shares of the fund" (Compl. ¶ 45), Defendants "[w]ith utter indifference and conscious disregard for [plaintiffs'] investments], ... allow[ed] portfolio valuation and share pricing policies and procedures which benefited market timing traders of Van Kampen International shares at the expense of long term shareholders" (Compl. ¶54; *see also id.* ¶ 52 (alleging that Defendants "knew" that the closing prices for the foreign securities represented in Fund and used by Defendants to calculate the price of fund shares "did not represent current market value").)

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2 The Magnum Fund's prospectus, in any event, made the following disclosures:

> Trading in securities on many foreign securities exchanges (including European and Far Eastern securities exchanges) and over-the-counter markets is normally completed before the close of business on each U.S. business day. . . . Changes in valuations on certain securities may occur at times or on days on which the Fund's net asset value is not calculated and on which the Fund does not effect sales, redemptions and exchanges of its shares.
>
> The Fund calculates net asset value per share, and therefore effects sales, redemptions and exchanges of its shares, as of the closing of trading on [the NYSE] each day [the NYSE] is open for trading. Such calculation does not take place contemporaneously with the determination of the prices of certain foreign portfolio securities used in such calculation.

(*E.g.*, 1999 Prospectus at 20, Ex. A hereto).

Jackson primarily argues that because his claims sound in "negligence," his claims are outside the scope of SLUSA. However, Jackson's efforts to avoid use of the labels "misrepresentation" and "omission" in characterizing his state law claims do not shield those claims from SLUSA preclusion because, as the allegations highlighted above demonstrate, Plaintiff's claims are based on purportedly untrue statements or omissions of material fact. *Dabit v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 395 F.3d 25, 34 (2d Cir. 2005), vacated in part on other grounds, 547 U.S. 71, 126 S. Ct. 1503 (2006) ("Under SLUSA...we must look beyond the face of the complaint to analyze the substance of the allegations made."); *Prof'l Mgmt. Assoc., Inc. Employees' Profit Sharing Plan v. KPMG LLP*, 335 F.3d 800, 803 (8th Cir. 2003) ("negligence" claim preempted by SLUSA because it "implicitly allege[d]...misrepresentations and omissions...in connection with the purchase of securities"). Jackson himself acknowledges that SLUSA bars class actions "even though...[a plaintiff]...artfully eschews explicit allegations of misrepresentation or omission." (Opp. at 2.)

In his decision in *Potter v. Janus Inv. Fund*, which was incorporated into the remand order in this case, District Judge Herndon had "no difficulty concluding that the claims in this case are within the scope of SLUSA" because "the gravamen of the claims in this case is that Defendants made omissions of material fact in connection with the sale or purchase of covered securities...." 483 F. Supp. 2d 692, 699 (S.D. Ill. 2007). The district court further found that the breaches of duty alleged by the Plaintiff "clearly coincide with alleged securities fraud in the form of a pattern of market timing." *Id.* at 703. As Judge Herndon concluded, Plaintiff's attempt to disguise claims of securities fraud as claims for negligence and breach of duty is not enough to evade preclusion of those claims under SLUSA. *Id.* at 702; *see also Spurgeon v. Pacific Life Iris. Co.*, No. 06-CV-0983, 2007 WL 685943, *6 (S.D. Ill. Mar. 6, 2007) (holding an essentially identical complaint, filed by the same lawyers, was precluded by SLUSA); *Bradfisch v. Templeton Funds, Inc.*, No. 05-CV-0298, 2005 WL 1653798 (S.D. Ill. July 12, 2005), *aff'd*, 179 Fed. Appx. 973 (7th Cir. 2006), *cert. denied*, 127 S. Ct. 1261 (2007) (same); *see In re Mut. Funds Inv. Litig.*, 437 F. Supp. 2d 439, 443 (D. Md. 2006), *appeal pending* (dismissing "negligence" claims identical to Jackson's under SLUSA). The allegations in *Potter*, *Spurgeon*, *Bradfisch*, and *In re Mutual Funds* were identical to those in this case, Plaintiff's lawyers were the same, and the same arguments were raised and rejected. Like those courts, this Court should hold that SLUSA bars Plaintiff's claims.

B. SLUSA's Bar On State-Law Class Actions Is Not Limited To Securities Fraud Claims

In an attempt to avoid application of SLUSA, Jackson tries to muddy the waters by arguing that SLUSA applies only to securities fraud claims, and not the "negligence" and willful and wanton claims he has alleged here. But the issue under SLUSA is not whether the Complaint purports to plead claims sounding in negligence or fraud; rather, the issue is whether the claims, regardless of their label, turn on allegations of untrue statements or omissions, or manipulative conduct. SLUSA does not use the term "fraud," and because fraud claims require particular elements (such as intent) that are omitted from the language of SLUSA, courts have determined that SLUSA precludes a much broader category of claims. *See, e.g.*, *Winne v. The Equitable Life Ass. Soc. of the United States*, 315 F. Supp. 2d 404, 414 (S.D.N.Y. 2003) ("nothing in the language [of SLUSA] suggests that it bars only state law claims that plead a certain level of scienter") (internal citations omitted); *Potter*, 483 F. Supp. 2d at 698-99 (stating that plaintiffs' contention that they had not alleged any intent to deceive is irrelevant because SLUSA contains no scienter requirement). Indeed, Plaintiff conceded this point at the oral argument before the United States Supreme Court in *Kircher III*, when Justice Stevens asked

Plaintiff's counsel whether *negligent* manipulation would be covered by SLUSA. Plaintiff's counsel responded: "That would be covered." (*See* Ex. B at pg. 57.) Any covered class action claim, even a claim for simple negligence, that is based on an untrue statement, omission or manipulative conduct in connection with the purchase or sale of a security is barred by SLUSA.

The cases Jackson relies on do not support his argument. For example, Jackson relies on *Xpedior Creditor Trust v. Credit Suisse First Boston (USA) Inc.*, which states that SLUSA does not preempt claims that do not "have as a necessary component misrepresentations, untrue statements or omissions of material fact." 341 F. Supp. 2d 258, 266 (S.D.N.Y. 2004). Here, by alleging that International Magnum Fund share prices "do not reflect price relevant information" or "do not reflect current market prices," the allegations of the Complaint certainly meet this standard. Jackson's reliance on *Xpedior* is also misplaced because *Xpedior* did not involve a plaintiff's attempt to cast SLUSA-precluded claims as negligence claims. In contrast to Jackson's claims in this case, which the Seventh Circuit has observed can only be understood as "depend[ing] on statements made or omitted," *Kircher v. Putnam Funds Tr.* (Kircher II), 403 F.3d 478, 484 (7th Cir. 2005), the district court in *Xpedior* found that the plaintiffs' claims neither relied on any misrepresentations or omissions nor "sound[ed] in fraud." 341 F. Supp. 2d at 269. Moreover, a post-*Dabit* decision from the same federal district concludes that a purported breach of contract claim (*Xpedior* also involved a contract claim) "is a securities fraud wolf dressed up in a breach of contract sheep's clothing." *Felton v. Morgan Stanley Dean Witter & Co.*, 429 F. Supp. 2d 684, 693 (S.D.N.Y. 2006).

Jackson next places particular reliance on two decisions in the same case, *Paru v. Mutual of Am. Life Ins. Co.*, No. 04 CV 6907, 2006 WL 1292828 (S.D.N.Y. May 11, 2006) and *Paru v. Mutual of Am. Life Inc. Co.*, No. 602325-04, slip op. (N.Y. Sup. Ct. Mar. 22, 2007). The *Paru* rulings, however, are contrary to the clear weight of authority, including all other recent federal decisions examining identical allegations and arguments made by Jackson's own attorneys, *see* pp. 6-7 *supra*. Critical to both courts' decisions, moreover, was the conclusion that the "Fund's NAV is an accurate reflection of the value of the Fund, as calculated using the last trade prices in the home markets of each security in the fund, *and plaintiffs do not allege otherwise*." 2006 WL 1292828, at *4 (emphasis added). Here, plaintiffs allege that NAV is typically and fundamentally *inaccurate*.

Moreover, Jackson's attempt to distinguish *Mehta v. AIG Sunamerican Life Assur. Co. (In re Mut. Funds Inv. Litig.)*, 437 F. Supp. 2d 439 (D. Md. 2006), *appeal pending*, is unpersuasive because the claims in that case were substantively identical to the claims here; specifically, that plaintiffs allegedly suffered dilution in the value of their holdings because market timers exploited "stale" prices. *Mehta*, 437 F. Supp. 2d at 440. In *Mehta*, the court heard and rejected the same arguments made by the same lawyers representing the Plaintiff in this case. The court held that the purported "negligence" claims (identical to Jackson's here) are precluded by SLUSA because the "element of a misrepresentation or omission of a material fact is satisfied when a plaintiff alleges a misrepresentation concerning the value of the securities sold or the consideration received in return...[which]...is exactly what the plaintiffs have done here." *Id.* at 443 (internal quotations omitted); *see, e.g.*, Compl. ¶¶ 29-31. The court held "at bottom, the plaintiffs simply allege that the defendants incorrectly priced certain investment options," and as a result, the plaintiff's claims were barred by SLUSA. *Mehta*, 437 F. Supp. 2d at 443. As in *Mehta*, the claims here should be dismissed. *See Prof'l Mgmt. Assocs.*, 335 F.3d at 803 ("Because PMA's negligence claim is essentially a securities fraud claim, SLUSA governs");

Patenaude v. Equitable Life Assur. Soc'y, 290 F.3d 1020, 1025 (9th Cir. 2002) (recognizing "the broad reach of SLUSA's plain language").

In short, faced with the unfavorable decision of the United States Supreme Court in *Dabit* and Judge Herndon's decision in *Potter*, as incorporated into his remand order in this case, as well as the clear weight of other recent authority, Jackson now attempts to re-write the allegations of the Complaint into something they are not. Despite his best efforts to recharacterize his claims, Jackson is bound to the allegations of the Complaint. His claims turn on allegations of untrue statements or omissions and/or manipulative conduct regarding the price of a security, and, therefore, they are within the scope of SLUSA. *See, e.g.*, *Mehta*, 437 F. Supp. 2d at 443 (because "plaintiffs simply allege that the defendants incorrectly priced certain investment options," claims were precluded by SLUSA).

C. The Complaint Satisfies SLUSA's "In Connection With" Requirement

Jackson also argues that even if a misstated share price is a "misrepresentation," his claim is still outside the scope of SLUSA because investors are required to place purchase and redemption orders before calculation and publication of the NAV per share at which those orders will be executed. (Opp. at 13-15.) From this, Jackson argues that at the time orders for mutual fund shares are placed, "it is impossible for anyone to trade (or continue to hold) in reliance on that 'misrepresentation'...." (*Id.* at 15.) This argument is foreclosed by the Supreme Court's decision in *Merrill Lynch, Pierce, Fenner & Smith. Inc. v. Dabit*, where the Court held that the "in connection with" language in SLUSA must be accorded the same "broad interpretation" employed in the context of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. 547 U.S. 71, 85 (2006). The Court explained, "[u]nder our precedents, it is enough that the fraud alleged 'coincide' with a securities transaction -- whether by the plaintiff or by someone else." *Id.* (citing *United States v. O'Hagan*, 521 U.S. 642, 651 (1997)); *see also Sec. &*

Exch. Coinnen v. Zandford, 535 U.S. 813, 825 (2002). Because there can be no securities transaction without a price, the purported misstatement of NAV per share (price) "coincides" with the purchase or redemption of shares by market timers -- and it is those very purchases and redemptions which the Plaintiff claims cause injury to the Fund and, indirectly, to Fund shareholders.

Similarly, Plaintiff argues that because he supposedly has not alleged that *he* was fraudulently induced to purchase or sell securities, his claim is outside the scope of SLUSA. (Opp. at 13.) But even if this were a fair reading of the Complaint, *Dabit* dismissed this argument as well when the Supreme Court held that the relevant securities transaction for SLUSA purposes could be "by plaintiff or by someone else." *Dabit*, 547 U.S. at 85. Here, this standard is met: the alleged misstatement of NAV "coincided" with (and, according to the Complaint, facilitated) the purchase or redemption of fund shares by market timers, whose transactions are executed at the allegedly misstated prices. (Compl. ¶¶ 28-31.) The Complaint thus squarely alleges misrepresentation, omissions and manipulation in connection with the purchase or sale of covered securities, and Jackson's claims are barred by SLUSA.

D. Judge Herndon's Decision Is The Law Of This Case And There Are No Extraordinary Circumstances Warranting Departure From That Decision

It is well settled in Illinois that the law of the case doctrine "is a rule of practice...based on the sound policy that, where an issue is once litigated and decided, that should be the end of the matter." *Cont'l Ins. Co. v, Skidmore, Owings & Merrill*, 271 Ill. App. 3d 692, 696-97, 648 N.E.2d 959, 962 (1st Dist. 1995). Here, in his 2007 remand order, Judge Herndon had two cases before him -- *Potter* and *Jackson* -- that previously had been consolidated on appeal because the allegations in the cases were identical, the complaints were filed by the same lawyers, and the arguments were the same. Although these cases were no longer consolidated when Judge

Herndon issued his remand orders, Judge Herndon expressly cited and thereby incorporated his detailed SLUSA analysis of *Potter* into the remand order in this case, rather than needlessly re-state it again. For this reason, his decision in this case, which incorporates the reasoning set forth in the *Potter* decision, constitutes the "law of the case" in this case as well.

Jackson's argument (Opp. at 17) that the Supreme Court "disagreed" with the application of the doctrine of law of the case here takes that Court's statements out of context and confuses the doctrine of law of the case with the doctrine of collateral estoppel. In *Kircher*, the Supreme Court stated that *collateral estoppel* would not bind the state court to the prior (and incorrect) 2004 decisions of the district court ruling that SLUSA did not apply to "holder" claims. *Kircher v. Putnam Funds Trust (Kircher III)*, 126 S. Ct. 2145, 2156-67 (2006). The Supreme Court explained that collateral estoppel applies only to orders that are subject to appellate review, and the Court held that the district court's remand orders were not appealable. *Id.* Conversely, the law of the case doctrine applies notwithstanding the non-appealability of a remand order. *Benson v. SI Handling Sys., Inc.*, 188 F.3d 780, 783 (7th Cir. 1999). Thus, the Supreme Court's statement on the absence of collateral estoppel effect has no application here. Judge Herndon's decision is now the law of the case, and should be adhered to by this Court absent extraordinary circumstances.

Jackson's argument that "Judge Herndon lacked jurisdiction over *Potter* which is the reason he remanded it to state court" completely misstates the record and the facts. (Opp. at 18.) In *Potter* (as in this case), plaintiff's counsel filed two separate motions to remand: a "Motion to Remand for Lack of Subject Matter Jurisdiction" as well as a "Motion to Remand for Procedural Defects" (Def. Mem. Exs. C&D). The former motion argued that SLUSA did not apply to the plaintiff's claims, and the latter argued that removal was procedurally defective because the case had not been re-removed within thirty days of an appropriate order or other paper, which is required by the removal statute, 28 U.S.C. § 1446(b). Herndon's opinion in *Potter* is unequivocally clear that he found that SLUSA *did* apply to plaintiff's claims and that he therefore possessed federal jurisdiction. *Potter*, 483 F. Supp. 2d at 703. For this reason, Herndon denied plaintiffs' motion to remand for lack of jurisdiction. The court stated: "the Court finds that federal subject matter jurisdiction is proper in this case pursuant to SLUSA. Plaintiffs' request for remand of this case for lack of subject matter jurisdiction must be denied." *Id.* Judge Herndon remanded the case to the Circuit Court only for a perceived procedural defect, not a jurisdictional one. *Id.* at 707-08. Likewise, Plaintiff Jackson filed two separate remand motions in the instant case, and in its remand order, the District Court stated: "Plaintiffs' motion for remand based on lack of subject matter jurisdiction is DENIED. *See Potter v. Janus Inv. Fund*, 483 F. Supp. 2d 692, 695-702 (S.D. Ill. 2007). Plaintiffs' motion for remand based on procedural defects in removal is GRANTED." *Jackson v. Van Kampen.*, Slip Op., 06-CV-994, 2007 WL 2068343 (S.D. Ill. July 17, 2001) (Def. Mem. Ex. F).[3]

Moreover, contrary to Jackson's assertion, deferring to Judge Herndon's decision in this case would not be "clearly erroneous and work a manifest injustice." (Opp. at 20.) This standard permits a court to disregard a decision otherwise constituting the "law of the case" where an intervening decision of a higher court or a change in the law requires a court to revisit an issue. *See, e.g.*, *Agostini v. Felton*, 521 U.S. 203, 236 (1997) (intervening change in law permitted the

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[3] The two cases Plaintiff cites in support of his argument that this Court may disregard Judge Herndon's decision are inapposite because both involved a court's decision to disregard comments of other courts (in unrelated cases) made in the course of holding that they *lacked* subject matter jurisdiction. *See United States ex. rel. Bledsoe v. Cmmy Health Ins.*, 501 F.3d 493, 506-07 (6th Cir. 2007) (declining to rely on commentary from an unrelated, Fifth Circuit case because the Fifth Circuit's holding in that case was that it lacked subject matter jurisdiction); *Moreland v. Fed. Bureau of Prisons*, 431 F.3d 180, 185 (5th Cir. 2005) (same). Here, Judge Herndon expressly held that he did have subject matter jurisdiction over these claims; as a result, his decision in adjudicating these claims is the law of the case.

Court to disregard law of the case because adhering to prior decision would work a manifest injustice). Here, no extraordinary circumstances warrant this Court's departure from Judge Herndon's well-reasoned decision -- which is, in any event, correct for the reasons stated above in Sections A, B and C of this Memorandum. If anything, any intervening change in the law *supports* rather than undermines the district court's decision.

Finally, Plaintiff's argument that the *Potter* decision should be disregarded because Judge Herndon did not look at the allegations of the Complaint is baseless. A judge is presumed to have fully considered the issues raised by the parties. *Hendle v. Stevens*, 224 Ill. App. 3d 1046, 1053, 586 N.E.2d 826, 831 (1st Dist. 1992) ("[W]here a trial court fails to make a detailed finding of fact, [the appellate] court must presume that the trial court found the issue and controverted facts in favor of the prevailing party."). Here, Judge Herndon had the same allegations and issues before him a number of times over the course of three years, and his seventeen-page decision in *Potter* demonstrates well-reasoned analysis and a clear familiarity with the issues and allegations presented. Judge Herndon expressly observed that his decision on SLUSA preclusion was "the law of the case," *Potter*, 483 F. Supp. 2d at 708, and there is no reason for this Court to revisit that decision.

II. JACKSON LACKS STANDING TO BRING A DERIVATIVE CLAIM.

Jackson now makes clear that his complaint purports that "Defendants negligently managed their mutual funds." (Opp. at 3) Even if this Court credits that contention, this case still must be dismissed because it would constitute a classic derivative action.

Jackson does not dispute that Maryland law -- the law of the state where the Fund is incorporated -- governs his claims. (Opp. at 18-19). Under Maryland law, "a stockholder cannot sue individually to recover damages for injuries to the corporation." *In re Merrill Lynch & Co.*

Research Reports Sec. Litig., 272 F. Supp. 2d 243, 259-60 (S.D.N.Y. 2003) (citation omitted; applying Maryland law) (dismissing claims against Maryland mutual fund because plaintiffs' injuries were "alleged to arise because the Fund's net asset value declined"). "It is a general rule that an action at law to recover damages for an injury to a corporation can be brought only in the name of the corporation itself acting through its directors, and not by an individual stockholder though the injury may incidentally result in diminishing or destroying the value of the stock." *Waller v. Waller,* 49 A.2d 449, 452 (Md. 1946). The critical inquiry is whether the shareholders' injury is "distinct" from that suffered by the corporation. *In re Merrill Lynch*, 272 F. Supp. 2d at 260 (*quoting Strougo v. Bassini*, 282 F.3d 162, 170 (2d Cir. 2002)).

Applying this well-established test, it is clear Jackson's claims are derivative, not direct, because he cannot demonstrate that the injury alleged is "distinct" from that of the Fund. (Def. Mem. at 16-19.) Jackson's claim that the "Fund itself is not injured by the sale of undervalued securities" to market timers is demonstrably false. (Opp. at 24.) The Complaint makes clear that the alleged injury to Jackson ***arises as a result of an injury to the Fund.*** At bottom, the Complaint unequivocally asserts a claim for dilution of the NAV of Jackson's shares as a result of a reduction in Fund assets -- ***cash*** -- allegedly due to the trading activity of market timers. *See, e.g.,* Compl. ¶ 38. Courts routinely dismiss shareholder suits against mutual funds alleging dilution or diminution when these cases are brought directly rather than derivatively, particularly those based on alleging mismanagement, as Jackson does here. (Def. Mem. at 18 (collecting cases); *see also* Van Kampen 2004 Br. at 17-18.) Jackson makes no effort to distinguish these cases.

A mutual fund uses its own cash to purchase its shares -- cash that is an integral component of its NAV. Thus, if the fund pays too high a price for those shares, its cash assets are diminished and its NAV is consequently reduced. Similarly, if the fund sells shares at too low a price, it does not collect as much money as it would have at a higher price. Any such diminishment in fund assets causes a proportional decline in the value of each shareholder's ownership interest. Accordingly, any such decline in share value is derivative of the overall decline in the assets of the fund.

Indeed, the hypothetical "dilution" example Jackson now cites in his Opposition perhaps best confirms this point. In that hypothetical, Jackson assumes that ten long-term shareholders each own one share of a mutual fund with total assets of $10, so that each share is worth $1. (Opp. at 7-8.) Jackson then posits that the fund uses stale prices so that the fund's shares are priced at $0.50. An eleventh investor (a market-timer) purchases one share for $0.50, bringing the fund's assets to $10.50, thus reducing the 10 long term shareholders' shares to $0.95 per share. Jackson asserts that, in such a hypothetical, only the long term shareholders are injured and not the fund. This is simply wrong. In the second step of the hypothetical, the fund sells something worth $1 for $0.50. The fund has a loss. ***The fund*** suffers further injury because it has only $10.50 in assets to use to make investments, when it should have had $11. It is the fund that should have had the benefit of that extra $0.50, which it would have used for further investments ***on behalf of the fund.*** Thus, Jackson's hypothetical establishes that it is the Fund that is injured and that any injury to shareholders is entirely dependent on an injury to the Fund. That is why it is only the Fund, or shareholders on behalf of the Fund, who may bring this action.

Jackson relies heavily in his opposition on *Strougo v. Bassini,* 282 F.3d 162, 174-75 (2d Cir. 2002), to argue the claims he asserts are direct. In fact, *Strougo* supports the opposite result.

In *Strougo*, plaintiffs challenged the actions of a *closed end* mutual fund (not an open end mutual fund like the International Magnum Fund) in offering new shares (which an open end fund by definition continually does) to existing shareholders. Plaintiffs claimed that, by not participating, they suffered injury because the relative value of their holdings declined. *Id.* at 166.[4] The Second Circuit found that this form of injury *could be* redressed through direct action because "the alleged injuries do *not* derive from a reduction in value of the Fund's assets or any other injury to the Fund's business." *Id.* at 175 (emphasis in original). By contrast (and the part of *Strougo* that Jackson conveniently ignores), the Second Circuit found that the transaction costs associated with the offering, which "decrease share price primarily because they deplete the corporation's assets," are "precisely the type of injury to the corporation that can be redressed under Maryland law *only through a suit brought on behalf of the corporation.*" *Id.* at 174 (emphasis added). The dilution injuries alleged in this case derive directly from a reduction in the value of the Fund's assets, which the Second Circuit in *Strougo* properly recognized as a derivative claim.[5]

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4 The portion of *Strougo* upon which Jackson relies -- relating to a coercive "rights offering" of new shares -- is really of zero relevance in light of the fact that a closed end fund was at issue. As the Second Circuit explained, a closed end fund has a fixed number of outstanding shares and is traded on an exchange in the same manner as a stock (in *Strougo* on the NYSE). In a closed end fund, the "fixed" number of shares does not change on a daily basis as it does in an open end fund like the Magnum Fund, where the number of outstanding shares changes each time an investor invests new money in the fund, causing issuance of new shares, and each time a shareholder divests and thereby redeemed shares. *See* 292 F.3d at 165. In an open end fund like the Magnum Fund, issuing and redeeming new shares happens continually and by definition can have no "distinct" effect on shareholders versus the Fund itself.

5 Judge Herndon acknowledged in *Potter* that his 2004 conclusion of direct injury did not have the guidance of the Seventh Circuit merits decisions in *Kircher* or the Supreme Court in *Dabit.* He concluded that his prior reliance on *Strougo* was misplaced. Jackson's only response to this conclusion is that it was somehow "gratuitous." Opp. at 21.

III. JACKSON'S COMPLAINT DOES NOT FALL WITHIN ANY EXCEPTION TO THE ECONOMIC LOSS DOCTRINE

Jackson purports that "[c]laims of professional negligence in the rendition of professional services" are not barred by the *Moorman* doctrine. (Opp. at 27.) This is not the law.

In *Moorman* itself, the Illinois Supreme Court stated explicitly and unequivocally that a party "cannot recover for solely economic loss under the tort theories of strict liability, negligence and innocent misrepresentation." *Moorman Mfg. Co. v. Nat'l Tank Co.*, 91 Ill. 2d 69, 91, 435 N.E.2d 443, 453 (1982). In other words, the economic loss doctrine bars, as a matter of law, any negligence claim not falling within a recognized exception. *Moorman* itself recognized only three exceptions to this rule:

> (1) where the plaintiff sustained damage, *i.e.*, personal injury or property damage, resulting from a sudden or dangerous occurrence...(2) where the plaintiff's damages are proximately caused by a defendant's intentional, false representation, *i.e.*, fraud...and (3) where the plaintiff's damages are proximately caused by a negligent misrepresentation by a defendant in the business of supplying information for the guidance of others in their business transactions.

First Midwest Bank, N.A. v. Stewart Title Guar. Co., 218 Ill. 2d 326, 337, 843 N.E.2d 327, 333-34 (2006) (*citing Moorman*).

Here, Jackson does not allege property damage or personal injury. Nor does he or could he invoke the second and third exceptions (fraud and negligent misrepresentation) -- since doing so would amount to a concession that his claim is precluded by SLUSA.

Other than the enumerated exceptions set forth in *Moorman*, the Illinois Supreme Court has recognized only professional-malpractice exceptions to the economic loss doctrine for accountant and attorney malpractice claims. *See, e.g.*, *Congregation of the Passion, Holy Cross Province v. Touche Ross & Co.*, 159 Ill. 2d 137, 636 N.E.2d 503 (1994) (ruling that accountant malpractice claims are not barred by economic loss doctrine); *Collins v. Reynard*, 154 Ill. 2d 48, 56, 607 N.E.2d 1185, 1109 (1992) (attorney-malpractice claims not barred by economic loss doctrine). In both instances, the court distinguished lawyers and accountants from other service providers on the ground that lawyers and accountants undertake duties which historically arise outside of the law of contract, and which historically allow for recovery under malpractice theories. *See, e.g.*, *Congregation of the Passion*, 159 Ill. 2d at 164, 636 N.E.2d at 515 ("[t]ort law has traditionally afforded an avenue of recovery for accountant malpractice"). In contrast, investment advisors to federally registered investment companies (mutual funds) are ***prohibited*** by federal law from rendering investment advisory services except pursuant to a written contract. Thus, Section 15 of the Investment Company Act provides that it is "unlawful for any person to serve or act as investment advisor of a registered investment company, except pursuant to a written contract...." 15 U.S.C. § 80a-15(a).

In cases involving the rendering of professional services by persons other than attorneys and accountants, the Supreme Court has applied the economic loss rule to preclude recovery in tort. *See Anderson Elec., Inc. v. Ledbetter Erection Corp.*, 115 Ill. 2d 146, 153, 503 N.E.2d 246, 249 (1986) (applying the economic loss doctrine to negligent provision of services); *First Midwest Bank*, 218 Ill. 2d at 337; 843 N.E. 2d at 333-34 (title insurers); *Fireman's Fund Ins. Co. v. SEC Donohue, Inc.*, 176 Ill. 2d 160, 679 N.E.2d 1197 (1997) (engineers); *2314 Lincoln Park West Condo. Assoc. v. Mann. Gin, Ebel & Frazier, Ltd.*, 136 Ill. 2d 302, 555 N.E.2d 346 (1990) (architects). Following this lead, courts have repeatedly held that providers of financial services ***do not*** fall within any recognized exception to the economic loss doctrine. *See, e.g.*, *Ohio Cas. Ins. Co. v. Bank One*, No. 95 C 6613, 1996 WL 507292, *10 (N.D. Ill. Sept. 5, 1996) (negligence claims against bank barred under economic loss doctrine); *Johnson v. Mut. Sav. Bank*, No. 95 C 2379, 1996 WL 79414, *5 (ND. Ill. Feb. 21, 1996) (barring under economic loss doctrine negligence claims against bank based on alleged negligent failure to pursue stated investment policy). Jackson does not cite a case that upholds an exception for mutual funds or their advisors.

The cases cited by Jackson also do not support his position that the Court should recognize a new, across-the-board "professional negligence" exception to the *Moorman* economic loss doctrine. As noted above, *Congregation of the Passion* found an exception to the economic loss doctrine for accountant-malpractice claims. Another of Jackson's cited cases simply establishes that real-estate brokers are in the business of supplying information for the guidance of others, and therefore fall within the well-established negligent-misrepresentation exception to the economic loss doctrine. *Zimmerman v. Northfield Real Estate, Inc.*, 156 Ill. App. 3d 154, 163-64, 510 N.E.2d 409, 414-15 (1st Dist. 1986). This case is doubly inapposite, in that Defendants are obviously not real estate brokers, and Jackson has chosen not to rely on the negligent misrepresentation exception to the *Moorman* doctrine (again, lest he run right into SLUSA preclusion).

Finally, Jackson cites to two decisions by District Judge Moran of the Northern District of Illinois, *Choi v. Chase Manhattan Mortgage Co.*, 63 F. Supp. 2d 874 (N.D. Ill. 1999) and *Gallagher Corp. v. Mass. Mut. Life Ins. Co.*, 940 F. Supp. 176 (N.D. Ill. 1996). As a threshold matter, both of those cases were decided on motions to dismiss under the liberal federal pleading standard, not under Illinois' more stringent fact-pleading standard. The case on which Jackson relies most heavily, *Gallagher*, rests explicitly on the Northern District's assumptions that the defendant was a business consultant; that business consultants generally hold themselves out as professionals who owe duties of care and loyalty to their clients "which exist independent of any contract"; and that their services are advisory in character and thus intangible, akin to an attorney's brief as "valuable for the ideas it provides." *Gallagher*, 940 F. Supp. at 180. As discussed above, investment advisors to mutual funds may *only* render investment advisory services pursuant to a written contract, and their duties flow, if at all, to the Fund, not to third parties.[6]

Choi is even more inapposite, holding only that claims of negligence and breach of fiduciary duty against escrow agents are not barred by the economic loss doctrine because escrow agents stand in a fiduciary relationship to the depositor. *Choi*, 63 F. Supp. 2d at 884-86. As Jackson has not pled the existence of a fiduciary relationship between himself and Defendants, *Choi* does not support his argument for an exception to the economic loss doctrine here.

CONCLUSION

For the foregoing reasons, Jackson's complaint must be dismissed with prejudice.

Dated: December 3, 2007

Respectfully submitted,

VAN KAMPEN INVESTMENT ADVISORY CORP.

By: ______________________

Jack Carey
23 South First Street
Belleville, Illinois 62220
(618) 234-2424

---

6 In any event, the economic-loss doctrine applies "irrespective of the existence of a contract." *See Martusciello v. JDS Homes, Inc.*, 361 Ill. App. 3d 568, 574, 838 N.E.2d 9, 15 (1st Dist. 2005) ("Plaintiffs cannot recover for defendants' alleged architectural malpractice under the economic loss doctrine irrespective of the existence of a contract."); *Nabisco, Inc. v. American United Logistics, Inc.*, 2000 WL 748131, at *4 & n.2 (N.D. Ill. 2000) ("[The economic loss doctrine] applies even where there is no contractual interrelationship or privity of contract between the injured plaintiff and the negligent defendant. Accordingly, that Nabisco did not have a contract nor may ever have had the ability to contract with Defendants . . . is completely irrelevant to the application of the [economic loss] doctrine.").

Robert Y. Sperling
David E. Koropp
John J. Tully, Jr.
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601-9703
(312) 558-5600

Attorneys for Van Kampen Investment Advisory Corp.

VAN KAMPEN SERIES FUND INC.

Charles L. Joley
Donovan, Rose, Nester & Joley, P.C.
8 East Washington Street
Belleville, Illinois 62220
(618) 235-2020

Charles F. Smith
Lee P. Garner
Skadden, Arps, Slate, Meagher &
Flom LLP
333 West Wacker Drive
Chicago, IL 60606
(312) 407-0700

Attorneys for Van Kampen Series Fund Inc.

CERTIFICATE OF SERVICE

The undersigned, an attorney, hereby certifies that Defendants' Reply Memorandum of Law in Support of Their Motion to Dismiss was served by U.S. Mail on the 3rd day of December, 2007, to the following counsel of record:

Christine J. Moody
Stephen M. Tillery
Korein Tillery
505 North 7th Street, Suite 3600
St. Louis, Missouri 63101
Telephone: 314/241-4844

George A. Zelcs
Korein Tillery
205 N. Michigan Ave., Suite 1950
Chicago, Illinois 60601
Telephone: 312/641-9750

Andrew S. Friedman
Francis J. Balint, Jr.
Bonneted, Fairbourn, Friedman & Balint, P.C.
2901 North Central Avenue, Suite 1000
Phoenix, Arizona 85012
Telephone: 602/274-1100

Robert L. King
Swedlow & King, LLC
505 North 7th Street, Suite 3600
St. Louis, Missouri 63101
Telephone: 314/863-6902

Klint L. Bruno
209 S. LaSalle Street
Suite 701
Chicago, Illinois 60604
Telephone 312/759-7510

By: Julie M. Fritson

Exhibit A

VAN KAMPEN
INTERNATIONAL MAGNUM FUND

Van Kampen International Magnum Fund is a mutual fund with an investment objective to seek long-term capital appreciation by investing primarily in a portfolio of equity securities of non-U.S. issuers in accordance with the Morgan Stanley Capital International EAFE Index country weightings determined by the Fund's investment adviser.

Shares of the Fund have not been approved or disapproved by the Securities and Exchange Commission (SEC) or any state regulator, and neither the SEC nor any state regulator has passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

THIS PROSPECTUS IS DATED OCTOBER 28, 1999.

[LOGO]

<PAGE>

TABLE OF CONTENTS

No dealer, salesperson or any other person has been authorized to give any information or to make any representations, other than those contained in this prospectus, in connection with the offer contained in this prospectus and, if given or made, such other information or representations must not be relied upon as having been authorized by the Fund, the Fund's investment adviser or the Fund's distributor. This prospectus does not constitute an offer by the Fund or by the Fund's distributor to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful for the Fund to make such an offer in such jurisdiction.
<PAGE>

RISK/RETURN SUMMARY

INVESTMENT OBJECTIVE

The Fund is a mutual fund with an investment objective to seek long-term capital appreciation by investing primarily in a portfolio of equity securities of non-U.S. issuers in accordance with the Morgan Stanley Capital International EAFE Index country weightings determined by the Fund's investment adviser. Any income received from the investment of portfolio securities is incidental to the Fund's investment objective.

INVESTMENT STRATEGIES

Under normal market conditions, the Fund's investment adviser seeks to achieve the Fund's investment objective by investing primarily in a portfolio of undervalued equity securities of non-U.S. issuers using a combination of strategic geographic asset allocation and fundamental, value-oriented stock selection. The Fund's investment adviser makes regional allocation, purchase and sale decisions considering factors such as relative valuations, earnings expectations and macroeconomic factors. The Fund's investment adviser selects securities it believes are undervalued by the market based on its research and company analysis. The Fund focuses primarily on issuers from countries comprising the Morgan Stanley Capital International ("MSCI") Europe, Australasia and Far East ("EAFE") Index. Under normal market conditions, the Fund invests at least 65% of its total assets in securities of issuers located in at least three foreign countries. Equity securities include common and preferred stocks, convertible securities, rights and warrants to purchase common stock and depositary receipts. The Fund also may invest up to 35% of its total assets in debt securities. The Fund may purchase and sell certain derivative instruments (such as options, futures, options on futures and currency-related transactions involving options, futures forward contracts and swaps) for various portfolio management purposes.

INVESTMENT RISKS

An investment in the Fund is subject to investment risks, and you could lose money on your investment in the Fund. There can be no assurance that the Fund will achieve its investment objective.

MARKET RISK. Market risk is the possibility that the market values of securities owned by the Fund will decline. Market risk may affect a single issuer, industry, sector of the economy or the market as a whole. Investments in common stocks and other equity securities generally are affected by changes in the stock markets, which fluctuate substantially over time, sometimes suddenly and sharply. In general, market values of equity securities are more volatile than those of debt securities. Investments in debt securities generally are affected by changes in interest rates and creditworthiness of the issuer. The prices of debt securities tend to fall as interest rates rise, and such declines tend to be greater among securities with longer maturities. Foreign markets may, but often do not, move in tandem with U.S. markets, and foreign markets, especially developing or emerging market countries, may be more volatile than U.S. markets. A "value" style of investing emphasizes undervalued companies that possess characteristics for improved valuations. This style of investing is subject to the risk that the valuations never improve or that the returns on "value" equity securities are less than returns on other styles of investing or the overall market. Different types of stocks tend to shift in and out of favor depending on market and economic conditions. Thus, the value of the Fund's investments will vary and at times may be lower or higher than that of other types of investments. During an overall stock market decline, stock prices of smaller companies often fluctuate more and may fall more than the stock prices of the larger companies.

FOREIGN RISKS. Because the Fund owns securities of foreign issuers, it is subject to risks not usually associated with owning securities of U.S. issuers. These risks include fluctuations in foreign currencies, foreign currency exchange controls, political and economic instability, differences in financial reporting, differences in securities regulation and trading, and foreign taxation issues. The risks of investing in developing or emerging market countries are greater than the risks generally associated with foreign investments, including investment and trading limitations, greater credit and liquidity concerns, greater political uncertainties, an economy's dependence on international development assistance, greater foreign currency exchange risk and currency transfer restrictions, greater delays and disruptions in settlement

<PAGE>

transactions, and greater risks associated with computer programs and the Year 2000 problem.

RISKS OF USING DERIVATIVE INVESTMENTS. In general terms, a derivative investment is one whose value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures and options on futures and currency-related transactions involving options, futures, forward contracts and swaps are examples of derivatives. Derivative investments involve risks different from direct investment in underlying securities. These risks include imperfect correlation between the value of the instruments and the underlying assets; risks of default by the other party to certain transactions; risks that the transactions may result in losses that partially or completely offset gains in portfolio positions; risks that the transactions may not be liquid; and manager risk.

NON-DIVERSIFICATION RISKS. The Fund is classified as a "non-diversified" fund, which means the Fund may invest a greater portion of its assets in a more limited number of issuers than a "diversified" fund. As a result, the Fund may be subject to greater risk than a diversified fund because changes in the financial condition or market assessment of a single issuer may cause greater fluctuations in the value of the Fund's shares.

MANAGER RISK. As with any managed fund, the Fund's investment adviser may not be successful in selecting the best-performing securities or investment techniques and the Fund's performance may lag behind that of similar funds.

INVESTOR PROFILE

In light of the Fund's investment objective and strategies, the Fund may be appropriate for investors who:

- - Seek capital appreciation over the long term

- - Do not seek current income from their investment

- - Are willing to take on the increased risks associated with investing in foreign securities

- - Can withstand volatility in the value of their Fund shares

- - Wish to add to their investment portfolio a fund that emphasizes a "value" style of investing in equity securities of foreign issuers

An investment in the Fund is not a deposit of any bank or other insured depository institution. Your investment is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

An investment in the Fund may not be appropriate for all investors. The Fund is not intended to be a complete investment program, and investors should consider their long-term investment goals and financial needs when making an investment decision about the Fund. An investment in the Fund is intended to be a long-term investment, and the Fund should not be used as a trading vehicle.

ANNUAL PERFORMANCE

One way to measure the risks of investing in the Fund is to look at how its performance varies from year-to-year. The following chart shows the annual returns of the Fund's Class A Shares over the two calendar years prior to the date of this prospectus. Sales loads are not reflected in this chart. If these sales loads had been included, the returns shown below would have been lower. Remember that the past performance of the Fund is not indicative of its future performance.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

<TABLE>
<S> <C>
1997 6.05%
1998 5.58%
</TABLE>

The Fund's return for the nine-month period ended September 30, 1999 was 10.27%.

<PAGE>

The annual return variability of the Fund's Class B Shares and Class C Shares would be substantially similar to that shown for the Class A Shares because all of the Fund's shares are invested in the same portfolio of securities; however, the actual annual returns of the Class B Shares and Class C Shares would be lower than the annual returns shown for the Fund's Class A Shares because of differences in the expenses borne by each class of shares.

During the two-year period shown in the bar chart, the highest quarterly return was 13.81% (for the quarter ended March 31, 1998) and the lowest quarterly return was -18.19% (for the quarter ended September 30, 1998).

COMPARATIVE PERFORMANCE

As a basis for evaluating the Fund's performance and risks, the table below shows how the Fund's performance compares with the MSCI EAFE Index*, a broad-based market index that the Fund's investment adviser believes is an appropriate benchmark for the Fund. The Fund's performance figures include the maximum sales charges paid by investors. The index performance figures do not include any commissions or sales charges that would be paid by investors purchasing the securities represented by the index. Average annual total returns are shown for the periods ended December 31, 1998 (the most recently completed calendar year prior to the date of this prospectus). Remember that the past performance of the Fund is not indicative of its future performance.

<TABLE>
<CAPTION>

AVERAGE ANNUAL TOTAL RETURNS FOR THE PERIODS ENDED DECEMBER 31, 1998	PAST 1 YEAR	SINCE INCEPTION
<S>	<C>	<C>
Van Kampen International Magnum Fund - -- Class A Shares	-0.47%	3.11%(1)
MSCI EAFE Index	20.00%	9.19%(2)
Van Kampen International Magnum Fund - -- Class B Shares	-0.23%	3.64%(1)
MSCI EAFE Index	20.00%	9.19%(2)
Van Kampen International Magnum Fund - -- Class C Shares	3.83%	4.77%(1)
MSCI EAFE Index	20.00%	9.19%(2)

</TABLE>

INCEPTION DATES: (1) 7/1/96, (2) 6/30/96.
* THE MSCI EAFE INDEX IS AN UNMANAGED INDEX OF COMMON STOCKS AND INCLUDES EUROPE, AUSTRALIA AND THE FAR EAST (ASSUMES DIVIDENDS ARE REINVESTED NET OF WITHHOLDING TAXES).

<PAGE>

FEES AND EXPENSES
OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

<TABLE>
<CAPTION>

	CLASS A SHARES	CLASS B SHARES	CLASS C SHARES
<S>	<C>	<C>	<C>

</TABLE>

SHAREHOLDER FEES
(FEES PAID DIRECTLY FROM YOUR INVESTMENT)

<TABLE>

<S>	<C>	<C>	<C>
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75%(1)	None	None
Maximum deferred sales charge (load) (as a percentage of the lesser of original purchase price or redemption proceeds)	None(2)	5.00%(3)	1.00%(4)
Maximum sales charge (load) imposed on reinvested dividends	None	None	None
Redemption fees	None	None	None
Exchange fee	None	None	None

....
</TABLE>

ANNUAL FUND OPERATING EXPENSES
(EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)

<TABLE>

<S>	<C>	<C>	<C>
Management Fees(5)	0.80%	0.80%	0.80%
Distribution and/or Service (12b-1) Fees(6)	0.25%	1.00%(7)	1.00%(7)
Other Expenses(5)	0.66%	0.66%	0.66%
Total Annual Fund Operating Expenses(5)	1.71%	2.46%	2.46%

</TABLE>

(1) REDUCED FOR PURCHASES OF $50,000 AND OVER. SEE "PURCHASE OF SHARES -- CLASS A SHARES."

(2) INVESTMENTS OF $1 MILLION OR MORE ARE NOT SUBJECT TO ANY SALES CHARGE AT THE TIME OF PURCHASE, BUT A DEFERRED SALES CHARGE OF 1.00% MAY BE IMPOSED ON CERTAIN REDEMPTIONS MADE WITHIN ONE YEAR OF THE PURCHASE. SEE "PURCHASE OF SHARES -- CLASS A SHARES."

(3) THE MAXIMUM DEFERRED SALES CHARGE IS 5.00% IN THE FIRST YEAR AFTER PURCHASE, DECLINING THEREAFTER AS FOLLOWS:

YEAR 1-5.00%
YEAR 2-4.00%
YEAR 3-3.00%
YEAR 4-2.50%
YEAR 5-1.50%
AFTER-NONE

SEE "PURCHASE OF SHARES -- CLASS B SHARES."

(4) THE MAXIMUM DEFERRED SALES CHARGE IS 1.00% IN THE FIRST YEAR AFTER PURCHASE AND 0.00% THEREAFTER. SEE "PURCHASE OF SHARES -- CLASS C SHARES."

(5) THE FUND'S INVESTMENT ADVISER IS CURRENTLY WAIVING OR REIMBURSING A PORTION OF THE FUND'S MANAGEMENT FEES AND OTHER EXPENSES SUCH THAT THE ACTUAL TOTAL ANNUAL FUND OPERATING EXPENSES WERE 1.65% FOR CLASS A SHARES, 2.40% FOR CLASS B SHARES AND 2.40% FOR CLASS C SHARES FOR THE FISCAL YEAR ENDED JUNE 30, 1999. THE FEE WAIVERS OR EXPENSE REIMBURSEMENTS CAN BE TERMINATED AT ANY TIME.

(6) CLASS A SHARES ARE SUBJECT TO AN ANNUAL SERVICE FEE OF UP TO 0.25% OF THE AVERAGE DAILY NET ASSETS ATTRIBUTABLE TO SUCH CLASS OF SHARES. CLASS B SHARES AND CLASS C SHARES ARE EACH SUBJECT TO A COMBINED ANNUAL DISTRIBUTION

AND SERVICE FEE OF UP TO 1.00% OF THE AVERAGE DAILY NET ASSETS ATTRIBUTABLE TO SUCH CLASS OF SHARES. SEE "PURCHASE OF SHARES."

(7) BECAUSE DISTRIBUTION AND/OR SERVICE (12b-1) FEES ARE PAID OUT OF THE FUND'S ASSETS ON AN ONGOING BASIS, OVER TIME THESE FEES WILL INCREASE THE COST OF YOUR INVESTMENT AND MAY COST YOU MORE THAN PAYING OTHER TYPES OF SALES CHARGES.

EXAMPLE:

The following example is intended to help you compare the cost of investing in the Fund with the costs of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same each year (except for the ten-year amounts for Class B Shares which reflect the conversion of Class B Shares to Class A Shares after eight years). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

<TABLE>
<CAPTION>

	ONE YEAR	THREE YEARS	FIVE YEARS	TEN YEARS
<S>	<C>	<C>	<C>	<C>
Class A Shares	$739	$1,083	$1,450	$2,478
Class B Shares	$749	$1,067	$1,461	$2,611*
Class C Shares	$349	$ 767	$1,311	$2,796

</TABLE>

You would pay the following expenses if you did not redeem your shares:

<TABLE>
<CAPTION>

<S>	ONE YEAR <C>	THREE YEARS <C>	FIVE YEARS <C>	TEN YEARS <C>
Class A Shares	$739	$1,083	$1,450	$2,478
Class B Shares	$249	$ 767	$1,311	$2,611*
Class C Shares	$249	$ 767	$1,311	$2,796

</TABLE>

* BASED ON CONVERSION TO CLASS A SHARES AFTER EIGHT YEARS.

<PAGE>

INVESTMENT OBJECTIVE, POLICIES AND RISKS

The Fund's investment objective is to seek long-term capital appreciation by investing primarily in a portfolio of equity securities of non-U.S. issuers in accordance with the MSCI EAFE Index country weightings determined by the Fund's investment adviser. Any income received from the investment of portfolio securities is incidental to the Fund's investment objective. The Fund's investment objective is a fundamental policy and may not be changed without the approval of a majority of shareholders of the Fund's outstanding voting securities, as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). There are risks inherent in all investments in securities; accordingly there can be no assurance that the Fund will achieve its investment objective.

Under normal market conditions, the Fund's investment adviser seeks to achieve the Fund's investment objective by investing primarily in a portfolio of undervalued equity securities of non-U.S. issuers using a combination of strategic geographic asset allocation and fundamental, value-oriented stock selection. The Fund's investment adviser seeks to create a portfolio of international equity securities it believes are undervalued by the market. The Fund focuses primarily on issuers from countries comprising the MSCI EAFE Index. The Fund may, however, invest up to 5% of its total assets in countries not included in the MSCI EAFE Index. The MSCI EAFE Index includes Japan, most nations in Western Europe, Australia, New Zealand, Hong Kong and Singapore. Under normal market conditions, the Fund invests at least 65% of its total assets in securities of issuers located in at least three foreign countries. Investments in foreign companies may offer greater opportunities for capital growth than investments in domestic companies, but also are subject to special risks not typically associated with investing in domestic companies. As a result, the Fund's portfolio may experience greater price volatility than a fund investing in domestic issues.

The Fund is managed using a two-part process combining the expertise of a team of investment professionals, who individually represent different areas of expertise, and who together develop investment strategies for the Fund to use in making buy and sell decisions. Members of the global research team are located in offices around the world, including New York, London, Tokyo and Singapore. The Fund's investment adviser makes regional allocation decisions based on a variety of factors, including relative valuations, earnings expectations and macroeconomic factors, and input from the regionally located research teams. Once regional allocations have been determined, regional specialists seek to identify companies they believe are undervalued. Specialists analyze each company's finances, products and management, and members of the investment teams often meet with each company's management before a security is purchased for the Fund's portfolio.

The Fund invests primarily in common stocks. Common stocks are shares of a corporation or other entity that entitle the holder to a pro rata share of the profits of the corporation, if any, without preference over any other class of securities, including such entity's debt securities, preferred stock and other senior equity securities. Common stock usually carries with it the right to vote and frequently an exclusive right to do so.

While the Fund invests primarily in common stocks, it also may invest in preferred stocks, convertible securities, warrants or rights to purchase common stock and depositary receipts. Preferred stock generally has a preference as to dividends and liquidation over an issuer's common stock but ranks junior to debt securities in an issuer's capital structure. Unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer's board of directors. Preferred stock also may be subject to optional or mandatory redemption provisions. The ability of common stocks and preferred stocks to generate income is dependent on the earnings and continuing declaration of dividends by the issuers of such securities.

A convertible security is a bond, debenture, note, preferred stock, or other security that may be converted into or exchanged for a prescribed amount of common stock or other equity security of the same

<PAGE>

or a different issuer or into cash within a particular period of time at a specified price or formula. A convertible security generally entitles the holder to receive interest paid or accrued on debt or the dividend paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities generally have characteristics similar to both debt and equity securities. The value of convertible securities tends to decline as interest rates rise and, because of the conversion feature, tends to vary with fluctuations in the market value of the underlying equity securities. Convertible securities generally rank senior to common stock in a corporation's capital structure but are usually subordinated to comparable nonconvertible securities. Convertible securities generally do not participate directly in any dividend increases or decreases of the underlying equity securities although the market prices of convertible securities may be affected by any such dividend changes or other changes in the underlying securities.

Rights and warrants entitle the holder to buy equity securities at a specific price for a specific period of time. Rights are similar to warrants except that they have a substantially shorter duration. Rights and warrants may be considered more speculative and less liquid than certain other types of investments in that they do not entitle a holder to dividends or voting rights with respect to the underlying securities nor do they represent any right in the assets of the issuing company and may lack a secondary market.

Under normal market conditions, the Fund may invest up to 35% of its total assets in in debt securities including certain short- and medium-term debt securities as well as money market instruments. Money-market instruments include obligations of the U.S. or foreign governments, high-quality short-term debt securities (including Eurodollar certificates of deposit), prime commercial paper, certificates of deposit, bankers' acceptances and other obligations of banks and repurchase agreements. The market prices of debt securities generally fluctuate inversely with changes in interest rates so that the value of investments in such securities can be expected to decrease as interest rates rise and increase as interest rates fall. Debt securities with longer maturities may increase or decrease in value more than debt securities of shorter maturities. The credit risks and market prices of lower-grade securities generally are more sensitive to negative issuer developments, such as reduced revenues or increased expenditures, or adverse economic conditions, such as a recession, than are higher-grade securities.

The Fund may invest in securities of certain issuers indirectly through investment in other investment companies. Such investments are commonly used when direct investments in certain countries are not permitted to foreign entities. Investment in other investment companies may involve duplication of management fees and certain other expenses.

The Fund may invest in issuers of small-, medium-or large-capitalization companies. The securities of smaller- or medium-sized companies may be subject to more abrupt or erratic market movements than securities of larger-sized companies or the market averages in general. In addition, such companies typically are subject to a greater degree of change in earnings and business prospects than are larger companies. Thus, to the extent the Fund invests in smaller- or medium-sized companies, the Fund may be subject to greater investment risk than that assumed through investment in the equity securities of larger companies.

RISKS OF INVESTING IN SECURITIES
OF FOREIGN ISSUERS

The Fund invests in securities of foreign issuers. Such securities may be denominated in U.S. dollars and in currencies other than U.S. dollars. The percentage of assets invested in securities of a particular country or denominated in a particular currency will vary in accordance with the investment adviser's assessment of the relative yield, appreciation potential and the relationship of a country's currency to the U.S. dollar, which is based upon such factors as fundamental economic strength, credit quality and interest rate trends. Investments in foreign securities present certain risks not ordinarily associated with investments in securities of U.S. issuers. These risks include fluctuations in foreign currency exchange rates, political, economic or legal developments (including war or other instability, expropriation of assets, nationalization and confiscatory taxation), the imposition of foreign exchange limitations (including currency blockage), withholding taxes on dividend or interest payments or capital transactions or other restrictions, higher transaction costs (including higher brokerage, custodial and settlement costs and currency translation costs) and possible difficulty in enforcing contractual obligations or taking judicial action. Also, foreign securities may not be as liquid and may be more volatile than comparable domestic securities.

In addition, there often is less publicly available information about many foreign issuers, and issuers of foreign securities are subject to different, often less comprehensive, auditing, accounting, financial reporting and disclosure requirements than domestic issuers. There is generally less government regulation of stock exchanges, brokers and listed companies abroad than in the U.S., and, with respect to certain foreign countries, there is a possibility of expropriation or confiscatory taxation, or diplomatic developments which could affect investment in those countries. Because there is usually less supervision and governmental regulation of exchanges, brokers and dealers than there is in the U.S., the Fund may experience settlement difficulties or delays not usually encountered in the U.S.

Delays in making trades in foreign securities relating to volume constraints, limitations or restrictions, clearance or settlement procedures, or otherwise could impact returns and result in temporary periods when assets of the Fund are not fully invested or attractive investment opportunities are foregone.

Investments in securities of developing or emerging market countries are subject to greater risks than a Fund's investments in securities of developed countries since emerging market countries tend to have economic structures that are less diverse and mature and political systems that are less stable than developed countries.

In addition to the increased risks of investing in foreign securities, there are often increased transactions costs associated with investing in foreign securities including the costs incurred in connection with converting currencies, higher foreign brokerage or dealer costs, and higher settlement costs or custodial costs.

Since the Fund invests in securities denominated or quoted in currencies other than the U.S. dollar, the Fund will be affected by changes in foreign currency exchange rates (and exchange control regulations) which affect the value of investments in the Fund and the accrued income and unrealized appreciation or depreciation of the investments. Changes in foreign currency exchange ratios relative to the U.S. dollar will affect the U.S. dollar value of the Fund's assets denominated in that currency and the Fund's return on such assets as well as any temporary uninvested reserves in bank deposits in foreign currencies. In addition, the Fund will incur costs in connection with conversions between various currencies.

The Fund may purchase and sell foreign currency on a spot basis in connection with the settlement of transactions in securities traded in such foreign currency. The Fund also may enter into contracts with banks, brokers or dealers to purchase or sell securities or foreign currencies at a future date ("forward contracts"). A foreign currency forward contract is a negotiated agreement between the contracting parties to exchange a specified amount of currency at a specified future time at a specified rate. The rate can be higher or lower than the spot rate between the currencies that are the subject of the contract.

The Fund may attempt to protect against adverse changes in the value of the U.S. dollar in relation to a foreign currency by entering into a forward contract for the purchase or sale of the amount of foreign currency invested or to be invested, or by buying or selling a foreign currency option or futures contract for such amount. Such strategies may be employed before the Fund purchases a foreign security traded in the currency which the Fund anticipates acquiring or between the date the foreign security is purchased or sold and the date on which payment therefor is made or received. Seeking to protect against a change in the value of a foreign currency in the foregoing manner does not eliminate fluctuations in the prices of portfolio securities or prevent losses if the prices of such securities decline. Furthermore, such transactions reduce or preclude the opportunity for gain if the value of the currency should move in the direction opposite to the position taken. Unanticipated changes in currency prices may result in poorer overall performance for the Fund than if it had not entered into such contracts.

Investors should carefully consider the risks of foreign investments before investing in the Fund.

DERIVATIVE INSTRUMENTS

The Fund may, but is not required to, use various investment strategic transactions described below to earn income, facilitate portfolio management and mitigate risks. Such strategic transactions are generally accepted under modern portfolio management and are regularly used by many mutual funds and other institutional investors. Although the Fund's investment adviser seeks to use the practices to further the Fund's investment objective, no assurance can be given that these practices will achieve this result.

The Fund may purchase and sell derivative instruments such as exchange-listed and over-the-counter put and call options on securities, financial futures, equity, fixed-income and interest rate indices, and other financial instruments, futures contracts and options thereon (including but not limited to securities index futures, foreign currency exchange futures, interest rate futures and other financial futures), structured notes, swaps, caps, floors or collars and enter into various currency transactions such as currency forward contracts, currency futures contracts, currency swaps or options on currency or currency futures. In addition, the Fund may invest in other derivative instruments that are developed over time if their use would be consistent with the objective of the Fund. Collectively, all of the above are referred to as "Strategic Transactions." The Fund generally seeks to use Strategic Transactions as a portfolio management or hedging technique to seek to protect against possible adverse changes in the market value of securities held in or to be purchased for the Fund's portfolio, protect the Fund's unrealized gains, facilitate the sale of certain securities for investment purposes, protect against changes in currency exchange rates or to adjust the exposure to a particular currency, manage the effective maturity or duration of the Fund's portfolio, establish positions in the derivatives markets as a substitute for purchasing or selling particular securities, including, for example, when the Fund adjusts its exposure to a market in response to changes in investment strategy, when doing so provides more liquidity than the direct purchase of the securities underlying such derivatives, when the Fund is restricted from directly owning the underlying securities due to foreign investment restrictions or other reasons, or when doing so provides a price advantage over purchasing the underlying securities directly, either because of a pricing differential between the derivatives and securities markets or because of lower transaction costs associated with the derivatives transaction. The Fund may invest up to 33 1/3% of its total assets in Strategic Transactions for non-hedging purposes (measured by the aggregate notional amount of outstanding derivatives). In addition, the Fund may invest up to 20% of its total assets in futures contracts and options on futures contracts (measured by the aggregate notional amount of such outstanding contracts).

Strategic Transactions have risks including the imperfect correlation between the value of such instruments and the underlying assets, the possible default of the other party to the transaction or illiquidity of the derivative instruments. Furthermore, the ability to successfully use Strategic Transactions depends on the Fund's investment adviser's ability to predict pertinent market movements, which cannot be assured. Thus, the use of Strategic Transactions may result in losses greater than if they had not been used, may require the Fund to sell or purchase portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Fund can otherwise realize on an investment, or may cause the Fund to hold a security that it might otherwise sell. The use of currency transactions can result in the Fund incurring losses because of the imposition of exchange controls, suspension of settlements or the inability of the Fund to deliver or receive a specified currency. In addition, amounts paid as premiums or cash or other assets held in margin accounts with respect to Strategic Transactions are not otherwise available to the Fund for investment purposes.

When conducted outside the U.S., Strategic Transactions may not be regulated as rigorously as in the U.S., may not involve a clearing mechanism and related guarantees, and are subject to the risk of governmental actions affecting trading in, or the prices of, foreign securities, currencies and other instruments. The value of such positions also could be adversely affected by: (i) other complex foreign political, legal and economic factors, (ii) lesser availability than in the U.S. of data on which to make trading decisions, (iii) delays in the Fund's ability to act upon economic events occurring in foreign markets during non-business hours in the U.S., (iv) the imposition of different exercise and settlement terms and procedures and margin requirements than in the U.S. and (v) lower trading volume and liquidity.

A more complete discussion of Strategic Transactions and their risks is contained in the Fund's Statement of Additional Information. The Statement of Additional Information can be obtained by investors free of charge as described on the back cover of this prospectus.

OTHER INVESTMENTS AND RISK FACTORS

For cash management purposes, the Fund may engage in repurchase agreements with banks and broker-dealers and other financial institutions in order to earn a return on temporarily available cash. Such transactions are subject to the risk of default by the other party.

The Fund may lend its portfolio securities in an amount up to 33 1/3% of its total assets to broker-dealers, banks or other recognized institutional borrowers of securities. The Fund may incur lending fees and other costs in connection with securities lending, and securities lending is subject to the risk of default by the other party.

The Fund may invest up to 15% of the Fund's net assets in illiquid securities and certain restricted securities. Notwithstanding the foregoing, the Fund may not invest more than 10% of its total assets in securities subject to legal or contractual restrictions on resale. Such securities may be difficult or impossible to sell at the time and the price that the Fund would like. Thus, the Fund may have to sell such securities at a lower price, sell other securities instead to obtain cash or forego other investment opportunities.

Further information about these types of investments and other investment practices that may be used by the Fund is contained in the Statement of Additional Information.

The Fund may sell securities without regard to the length of time they have been held in order to take advantage of new investment opportunities or when the Fund's investment adviser believes the potential for capital appreciation has lessened or for other reasons. The Fund's portfolio turnover is shown under the heading "Financial Highlights." The portfolio turnover rate may be expected to vary from year to year. A high portfolio turnover rate (100% or more) increases the Fund's transactions costs, (including brokerage commissions or dealer costs), and a high portfolio turnover rate may result in the realization of more short-term capital gains than if the Fund had a lower portfolio turnover rate. Increases in the Fund's transaction costs would adversely impact the Fund's performance. The turnover rate will not be a limiting factor, however, if the Fund's investment adviser considers portfolio changes appropriate.

TEMPORARY DEFENSIVE STRATEGY. When market conditions dictate a more "defensive" investment strategy, the Fund may on a temporary basis hold cash or invest a portion or all of its assets in money-market instruments including obligations of the U.S. government, its agencies or instrumentalities, obligations of foreign sovereignties, other high-quality debt securities, including prime commercial paper, repurchase agreements and bank obligations, such as bankers' acceptances and certificates of deposit (including Eurodollar certificates of deposit). Under normal market conditions, the potential for capital appreciation on these securities will tend to be lower than the potential for capital appreciation on other securities that may be owned by the Fund. In taking such a defensive position, the Fund would not be pursuing and may not achieve its investment objective.

YEAR 2000 RISKS. Like other mutual funds, financial and business organizations and individuals around the world, the Fund could be adversely affected if the computer systems used by the Fund's investment adviser and subadviser and other service providers do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Fund's investment adviser and subadviser are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Fund's other major service providers. At this time, there can be no assurances that these steps will be sufficient to avoid any adverse impact to the Fund. In addition, the Year 2000 Problem may adversely affect the markets and the issuers of securities in which the Fund may invest which, in turn, may adversely affect the net asset value of shares of the Fund. Improperly functioning trading systems may result in settlement problems and liquidity issues. In addition, corporate and governmental data processing errors may result in production problems for individual companies or issuers and overall economic uncertainty. Earnings of individual issuers will be affected by remediation costs, which may be substantial and may be reported inconsistently in U.S. and foreign financial statements. Efforts in foreign countries to remediate the potential Year 2000 Problem may not be as extensive as those in the U.S. As a result, the operations of foreign markets and issuers may be disrupted by the Year 2000 Problem that could adversely affect the Fund's portfolio. The risks are greater with respect to certain developing or emerging market countries because there is an increased likelihood that issuers of securities of such countries cannot anticipate or effectively manage the effects of computer programs and the Year 2000 Problem. Accordingly, the Fund's investments may be adversely affected. The statements above are subject to the Year 2000 Information and Readiness Disclosure Act which may limit the legal rights regarding the use of such statements in the case of a dispute.

INVESTMENT ADVISORY

SERVICES

INVESTMENT ADVISER

Van Kampen Investment Advisory Corp. is the investment adviser (the "Adviser" or "Advisory Corp.") and administrator of the Fund. The Adviser is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company with more than two million retail investor accounts, extensive capabilities for managing institutional portfolios, and more than $79 billion under management or supervision as of September 30, 1999. Van Kampen Investments' more than 50 open-end and 39 closed-end funds and more than 2,500 unit investment trusts are professionally distributed by leading authorized dealers nationwide. Van Kampen Funds Inc., the distributor of the Fund (the "Distributor") and the sponsor of the funds mentioned above, is also a wholly owned subsidiary of Van Kampen Investments. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. The Adviser's principal office is located at 1 Parkview Plaza, PO Box 5555, Oakbrook Terrace, Illinois 60181-5555.

ADVISORY AGREEMENT AND ADMINISTRATION AGREEMENT. The Fund retains the Adviser to manage the investment of its assets and to place orders for the purchase and sale of its portfolio securities. Under an investment advisory agreement between the Adviser and the Fund (the "Advisory Agreement"), the Fund pays the Adviser a monthly fee computed based upon an annual rate of 0.80% applied to the average daily net assets of the Fund.

The Fund also retains the Adviser to provide administrative services for the Fund's day-to-day operations. Under an administration agreement, between the Adviser and the Fund, the Fund pays a monthly administration fee computed based upon an annual rate of 0.25% applied to the average daily net assets of the Fund.

The Adviser furnishes offices, necessary facilities and equipment, provides administrative services, and permits its officers and employees to serve without compensation as directors or officers of the Fund if elected to such positions. The Fund pays all charges and expenses of its day-to-day operations, including the compensation of directors of the Fund (other than those who are affiliated persons of the Adviser, Distributor or Van Kampen Investments), the charges and expenses of legal counsel and independent accountants, distribution fees, service fees, custodian fees, the costs of providing reports to shareholders, and all other ordinary business expenses not specifically assumed by the Adviser.

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The Adviser may utilize, at its own expense, credit analysis, research and trading support services provided by its affiliate, Van Kampen Asset Management Inc. ("Asset Management").

INVESTMENT SUBADVISER

Morgan Stanley Dean Witter Investment Management Inc. (the "Subadviser") is the Subadviser of the Fund. The Subadviser is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co., and is an affiliate of the Adviser. The Subadviser conducts a worldwide portfolio management business and provides a broad range of portfolio management services to customers in the United States and abroad. At June 30, 1999, the Subadviser, together with its affiliated institutional asset management companies, managed assets of approximately $175.3 billion, including assets under fiduciary advice. The Subadviser's principal office is located at 1221 Avenue of the Americas, New York, New York 10020. On December 1, 1998, Morgan Stanley Asset Management Inc. changed its name to Morgan Stanley Dean Witter Investment Management Inc. but continues to do business in certain instances using the name Morgan Stanley Asset Management.

SUBADVISORY AGREEMENT. The Adviser has entered into a subadvisory agreement with the Subadviser to assist the Adviser in performing its investment advisory functions. The Adviser pays the Subadviser on a monthly basis a portion of the net advisory fees the Adviser receives from the Fund.

GENERAL

From time to time, the Adviser, the Subadviser or the Distributor may voluntarily undertake to reduce the Fund's expenses by reducing the fees payable to them or by reducing other expenses of the Fund in accordance with such limitations as the Adviser, the Subadviser or Distributor may establish.

PERSONAL INVESTMENT POLICIES. The Fund, the Adviser and the Subadviser have adopted Codes of Ethics designed to recognize the fiduciary relationship among the Fund, the Adviser and the Subadviser and their respective employees. The Codes of Ethics permit directors, trustees, officers and employees to buy and sell securities for their personal accounts subject to certain restrictions. Persons with access to certain sensitive information are subject to pre-clearance and other procedures designed to prevent conflicts of interest.

PORTFOLIO MANAGEMENT. Francine J. Bovich is responsible for the day-to-day management of the Fund's investment portfolio. Ms. Bovich joined the Subadviser in 1993 and is currently a Managing Director of the Subadviser and Morgan Stanley Dean Witter & Co. Prior to joining the Subadviser, she was a Principal and Executive Vice President of Westwood Management Corp., a registered investment adviser. Ms. Bovich began her investment career at Bankers Trust Company and also was a Managing Director of Citicorp Investment Management, Inc., where she had responsibility for the Institutional Investment Management Group. Ms. Bovich was appointed and serves as the U.S. Representative to the United Nations Investment Committee. In addition, she serves as an Emeritus Trustee and Chair of the Investment Sub-Committee for Connecticut College and is a former board member of the YWCA Retirement Fund. Ms. Bovich graduated from Connecticut College with a B.A. in Economics and received her M.B.A. in Finance from New York University. Ms. Bovich has had primary responsibility for managing the Fund's portfolio since its inception.

PURCHASE OF SHARES

GENERAL

The Fund offers three classes of shares designated as Class A Shares, Class B Shares and Class C Shares. By offering three classes of shares, the Fund permits each investor to choose the class of shares that is most beneficial given the amount to be invested and the length of time the investor expects to hold the shares.

Initial investments must be at least $1,000 for each class of shares, and subsequent investments must be at least $25 for each class of shares. Both minimums may be waived by the Distributor for plans involving periodic investments.

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Each class of shares represents an interest in the same portfolio of investments of the Fund and has the same rights except that (i) Class A Shares generally bear the sales charge expenses at the time of purchase while Class B Shares and Class C Shares bear the sales charge expenses at the time of redemption and any expenses (including higher distribution fees and transfer agency costs) resulting from such deferred sales charge arrangement, (ii) generally, each class of shares has exclusive voting rights with respect to approvals of the Rule 12b-1 distribution plan and service plan (each as described below) under which its distribution fee or service fee is paid, (iii) each class of shares has different exchange privileges, (iv) certain classes of shares are subject to a conversion feature and (v) certain classes of shares have different shareholder service options available.

The offering price of the Fund's shares is based upon the Fund's net asset value per share (plus sales charges, where applicable). The net asset values per share of the Class A Shares, Class B Shares and Class C Shares are generally expected to be substantially the same. In certain circumstances, however, the per share net asset values of the classes of shares may differ from one another, reflecting the daily expense accruals of the higher distribution fees and transfer agency costs applicable to the Class B Shares and Class C Shares and the differential in the dividends that may be paid on each class of shares.

The net asset value per share for each class of shares of the Fund is determined once daily as of the close of trading on the New York Stock Exchange (the "Exchange") (currently 4:00 p.m., New York time) each day the Exchange is open for trading except on any day on which no purchase or redemption orders are received or there is not a sufficient degree of trading in the Fund's portfolio securities such that the Fund's net asset value per share might be materially affected. The Fund's Board of Directors reserves the right to calculate the net asset value per share and adjust the offering price based thereon more frequently than once daily if deemed desirable. Net asset value per share for each class is determined by dividing the value of the Fund's portfolio securities, cash and other assets (including accrued interest) attributable to such class, less all liabilities (including accrued expenses) attributable to such class, by the total number of shares of the class outstanding. Such computation is made by using prices as of the close of trading on the Exchange and (i) valuing securities listed or traded on a national securities exchange at the closing price, or if no closing price is available, at the last reported sale price, and if there has been no sale that day, at the mean between the last reported bid and asked prices, (ii) valuing over-the-counter securities at the last reported sale price from the National Association of Securities Dealers Automated Quotations ("NASDAQ"), (iii) valuing unlisted securities and any securities for which market quotations are not readily available at the average of the mean between the current reported bid and asked prices obtained from reputable brokers and (iv) valuing any other assets at fair value as determined in good faith by the Adviser in accordance with procedures established by the Fund's Board of Directors. Debt securities with remaining maturities of 60 days or less are valued on an amortized cost basis, which approximates market value.

Trading in securities on many foreign securities exchanges (including European and Far Eastern securities exchanges) and over-the-counter markets is normally completed before the close of business on each U.S. business day. In addition, securities trading in a particular country or countries may not take place on all U.S. business days or may take place on days which are not U.S. business days. Changes in valuations on certain securities may occur at times or on days on which the Fund's net asset value is not calculated and on which the Fund does not effect sales, redemptions and exchanges of its shares.

The Fund calculates net asset value per share, and therefore effects sales, redemptions and exchanges of its shares, as of the close of trading on the Exchange each day the Exchange is open for trading. Such calculation does not take place contemporaneously with the determination of the prices of certain foreign portfolio securities used in such calculation.

If events materially affecting the value of foreign portfolio securities or other portfolio securities occur between the time when their price is determined and the time when the Fund's net asset value is calculated, such securities may be valued at fair value as determined in good faith by the Adviser based in accordance with procedures established by the Fund's Board of Directors.

The Fund has adopted a distribution plan (the "Distribution Plan") with respect to each class of its shares pursuant to Rule 12b-1 under the 1940 Act. The Fund also has adopted a service plan (the "Service Plan") with respect to each class of its shares. Under the Distribution Plan and the Service Plan, the Fund pays distribution fees in connection with the sale and distribution of its shares and service fees in connection with the provision of ongoing services to shareholders of each class.

The amount of distribution and service fees varies among the classes offered by the Fund. Because these fees are paid out of the Fund's assets on an ongoing basis, these fees will increase the cost of your investment in the Fund. By purchasing a class of shares subject to higher distribution and service fees, you may pay more over time than on a class of shares with other types of sales charge arrangements. Long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charges permitted by the rules of the National Association of Securities Dealers, Inc. ("NASD"). The net income attributable to a class of shares will be reduced by the amount of the distribution fees and other expenses of the Fund associated with such class of shares. To assist investors in comparing classes of shares, the tables under the heading "Fees and Expenses of the Fund" provide a summary of sales charges and expenses and an example of the sales charges and expenses of the Fund applicable to each class of shares.

The shares are offered to the public on a continuous basis through the Distributor as principal underwriter, which is located at 1 Parkview Plaza, PO Box 5555, Oakbrook Terrace, Illinois 60181-5555. Shares also are offered through members of the NASD who are acting as securities dealers ("dealers") and NASD members or eligible non-NASD members who are acting as brokers or agents for investors ("brokers"). "Dealers" and "brokers" are sometimes referred to herein as "authorized dealers."

Shares may be purchased on any business day by completing the application accompanying this prospectus and forwarding the application, directly or through an authorized dealer, to the Fund's shareholder service agent, Van Kampen Investor Services Inc. ("Investor Services"), a wholly owned subsidiary of Van Kampen Investments. When purchasing shares of the Fund, investors must specify whether the purchase is for Class A Shares, Class B Shares or Class C Shares. Sales personnel of authorized dealers distributing the Fund's shares are entitled to receive compensation for selling such shares and may receive differing compensation for selling Class A Shares, Class B Shares or Class C Shares.

The offering price for shares is based upon the next calculation of net asset value per share (plus sales charges, where applicable) after an order is received by Investor Services. Orders received by authorized dealers prior to the close of the Exchange are priced based on the date of receipt provided such order is transmitted to Investor Services prior to Investor Services' close of business on such date. Orders received by authorized dealers after the close of the Exchange or transmitted to Investor Services after its close of business are priced based on the date of the next computed net asset value per share provided they are received by Investor Services prior to Investor Services' close of business on such date. It is the responsibility of authorized dealers to transmit orders received by them to Investor Services so they will be received in a timely manner.

The Fund and the Distributor reserve the right to refuse any order for the purchase of shares. The Fund also reserves the right to suspend the sale of the Fund's shares in response to conditions in the securities markets or for other reasons. Shares of the Fund may be sold in foreign countries where permissible.

Investor accounts will automatically be credited with additional shares of the Fund after any Fund distributions, such as dividends and capital gain dividends, unless the investor instructs the Fund otherwise. Investors wishing to receive cash instead of additional shares should contact the Fund at (800) 341-2911 or by writing to the Fund, c/o Van Kampen Investors Services Inc., PO Box 218256, Kansas City, MO 64121-8256.

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CLASS A SHARES

Class A Shares of the Fund are sold at net asset value plus an initial maximum sales charge of up to 5.75% of the offering price (or 6.10% of the net amount invested), reduced on investments of $50,000 or more as follows:

CLASS A SHARES
SALES CHARGE SCHEDULE

<TABLE>
<CAPTION>

SIZE OF INVESTMENT <S>	AS % OF OFFERING PRICE <C>	AS % OF NET AMOUNT INVESTED <C>
Less than $50,000	5.75%	6.10%
$50,000 but less than $100,000	4.75%	4.99%
$100,000 but less than $250,000	3.75%	3.90%
$250,000 but less than $500,000	2.75%	2.83%
$500,000 but less than $1,000,000	2.00%	2.04%
$1,000,000 or more	*	*

</TABLE>

* NO SALES CHARGE IS PAYABLE AT THE TIME OF PURCHASE ON INVESTMENTS OF $1 MILLION OR MORE, ALTHOUGH FOR SUCH INVESTMENTS THE FUND MAY IMPOSE A CONTINGENT DEFERRED SALES CHARGE OF 1.00% ON CERTAIN REDEMPTIONS MADE WITHIN ONE YEAR OF THE PURCHASE. THE CONTINGENT DEFERRED SALES CHARGE IS ASSESSED ON AN AMOUNT EQUAL TO THE LESSER OF THE THEN CURRENT MARKET VALUE OR THE COST OF THE SHARES BEING REDEEMED. ACCORDINGLY, NO SALES CHARGE IS IMPOSED ON INCREASES IN NET ASSET VALUE ABOVE THE INITIAL PURCHASE PRICE.

No sales charge is imposed on Class A Shares received from reinvestment of dividends or capital gain dividends.

Under the Distribution Plan and Service Plan, the Fund may spend up to a total of 0.25% per year of the Fund's average daily net assets with respect to the Class A Shares of the Fund. From such amount, under the Service Plan, the Fund may spend up to 0.25% per year of the Fund's average daily net assets with respect to the Class A Shares for the ongoing provision of services to Class A shareholders by the Distributor and by brokers, dealers or financial intermediaries and for the maintenance of such shareholders' accounts.

CLASS B SHARES

Class B Shares of the Fund are sold at net asset value and are subject to a contingent deferred sales charge if redeemed within five years of purchase as shown in the table as follows:

CLASS B SHARES
SALES CHARGE SCHEDULE

<TABLE>
<CAPTION>

YEAR SINCE PURCHASE <S>	CONTINGENT DEFERRED SALES CHARGE AS A PERCENTAGE OF DOLLAR AMOUNT SUBJECT TO CHARGE <C>
First	5.00%
Second	4.00%
Third	3.00%
Fourth	2.50%
Fifth	1.50%
Sixth and After	None

</TABLE>

The contingent deferred sales charge is assessed on an amount equal to the lesser of the then current market value or the cost of the shares being redeemed. Accordingly, no sales charge is imposed on increases in net asset value above the initial purchase price. In addition, no sales charge is assessed on shares derived from reinvestment of dividends or capital gain dividends. It is presently the policy of the Distributor not to accept any order for Class B Shares in an amount of $500,000 or more because it ordinarily will be more advantageous for an investor making such an investment to purchase Class A Shares.

The amount of the contingent deferred sales charge, if any, varies depending on the number of years from the time of payment for the purchase of Class B Shares until the time of redemption of such shares. Solely for purposes of determining the number of years from the time of any payment for the purchase of shares, all payments during a month are totaled and deemed to have been made on the last day of the month.

In determining whether a contingent deferred sales charge applies to a redemption, it is assumed shares being redeemed first are any shares in the shareholder's Fund account that are not subject to a contingent deferred sales charge followed by shares held the longest in the shareholder's account.

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Under the Distribution Plan, the Fund may spend up to 0.75% per year of the Fund's average daily net assets with respect to the Class B Shares of the Fund. In addition, under the Service Plan, the Fund may spend up to 0.25% per year of the Fund's average daily net assets with respect to the Class B Shares for the ongoing provision of services to Class B shareholders by the Distributor and by brokers, dealers or financial intermediaries and for the maintenance of such shareholders' accounts.

CLASS C SHARES

Class C Shares of the Fund are sold at net asset value and are subject to a contingent deferred sales charge of 1.00% of the dollar amount subject to charge if redeemed within one year of purchase.

The contingent deferred sales charge is assessed on an amount equal to the lesser of the then current market value or the cost of the shares being redeemed. Accordingly, no sales charge is imposed on increases in net asset value above the initial purchase price. In addition, no sales charge is assessed on shares derived from reinvestment of dividends or capital gain dividends. It is presently the policy of the Distributor not to accept any order for Class C Shares in an amount of $1 million or more because it ordinarily will be more advantageous for an investor making such an investment to purchase Class A Shares.

In determining whether a contingent deferred sales charge applies to a redemption, it is assumed shares being redeemed first are any shares in the shareholder's Fund account that are not subject to a contingent deferred sales charge followed by of shares held the longest in the shareholder's account.

Under the Distribution Plan, the Fund may spend up to 0.75% per year of the Fund's average daily net assets with respect to the Class C Shares of the Fund. In addition, under the Service Plan, the Fund may spend up to 0.25% per year of the Fund's average daily net assets with respect to the Class C Shares for the ongoing provision of services to Class C shareholders by the Distributor and by brokers, dealers or financial intermediaries and for the maintenance of such shareholders' accounts.

CONVERSION FEATURE

Class B Shares and any dividend reinvestment plan Class B Shares received on such shares, automatically convert to Class A Shares eight years after the end of the calendar month in which the shares were purchased. Such conversion will be on the basis of the relative net asset values per share, without the imposition of any sales load, fee or other charge. The conversion schedule applicable to a share of the Fund acquired through the exchange privilege from another Van Kampen fund participating in the exchange program is determined by reference to the Van Kampen fund from which such share was originally purchased.

The conversion of such shares to Class A Shares is subject to the continuing availability of an opinion of counsel to the effect that (i) the assessment of the higher distribution fee and transfer agency costs with respect to such shares does not result in the Fund's dividends or capital gain dividends constituting "preferential dividends" under the federal income tax law and (ii) the conversion of shares does not constitute a taxable event under federal income tax law. The conversion may be suspended if such an opinion is no longer available and such shares might continue to be subject to the higher aggregate fees applicable to such shares for an indefinite period.

WAIVER OF CONTINGENT DEFERRED SALES CHARGE

The contingent deferred sales charge is waived on redemptions of Class B Shares and Class C Shares (i) within one year following the death or disability (as disability is defined by federal income tax law) of a shareholder, (ii) for required minimum distributions from an individual retirement account ("IRA") or certain other retirement plan distributions, (iii) for withdrawals under the Fund's systematic withdrawal plan but limited to 12% annually of the initial value of the account, (iv) if no commission or transaction fee is paid to authorized dealers at the time of purchase of such shares and (v) if made by involuntary liquidation by the Fund of a shareholder's account as described under the heading "Redemption of Shares." Subject to certain limitations, a shareholder who has redeemed Class C Shares of the Fund may reinvest in Class C Shares at net asset value with credit for any contingent deferred sales charge if the reinvestment is made

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within 180 days after the redemption. For a more complete description of contingent deferred sales charge waivers, please refer to the Fund's Statement of Additional Information or contact your authorized dealer.

QUANTITY DISCOUNTS

Investors purchasing Class A Shares may, under certain circumstances described below, be entitled to pay reduced or no sales charges. Investors, or their authorized dealers, must notify the Fund at the time of the purchase order whenever a quantity discount is applicable to purchases. Upon such notification, an investor will receive the lowest applicable sales charge. Quantity discounts may be modified or terminated at any time. For more information about quantity discounts, investors should contact their authorized dealer or the Distributor.

A person eligible for a reduced sales charge includes an individual, his or her spouse and children under 21 years of age and any corporation, partnership or sole proprietorship which is 100% owned, either alone or in combination, by any of the foregoing; a trustee or other fiduciary purchasing for a single trust or for a single fiduciary account, or a "company" as defined in Section 2(a)(8) of the 1940 Act.

As used herein, "Participating Funds" refers to certain open-end investment companies advised by Asset Management or Advisory Corp. and distributed by the Distributor as determined from time to time by the Fund's Board of Directors.

VOLUME DISCOUNTS. The size of investment shown in the Class A Shares sales charge table applies to the total dollar amount being invested by any person in shares of the Fund, or in any combination of shares of the Fund and shares of other Participating Funds, although other Participating Funds may have different sales charges.

CUMULATIVE PURCHASE DISCOUNT. The size of investment shown in the Class A Shares sales charge table may also be determined by combining the amount being invested in shares of the Participating Funds plus the current offering price of all shares of the Participating Funds which have been previously purchased and are still owned.

LETTER OF INTENT. A Letter of Intent provides an opportunity for an investor to obtain a reduced sales charge by aggregating the investments over a 13-month period to determine the sales charge as outlined in the Class A Shares sales charge table. The size of investment shown in the Class A Shares sales charge table includes purchases of shares of the Participating Funds over a 13-month period based on the total amount of intended purchases plus the value of all shares of the Participating Funds previously purchased and still owned. An investor may elect to compute the 13-month period starting up to 90 days before the date of execution of a Letter of Intent. Each investment made during the period receives the reduced sales charge applicable to the total amount of the investment goal. The initial purchase must be for an amount equal to at least 5% of the minimum total purchase amount of the level selected. If trades not initially made under a Letter of Intent subsequently qualify for a lower sales charge through the 90-day backdating provisions, an adjustment will be made at the time of the expiration of the Letter of Intent to give effect to the lower charge. Such adjustment in sales charge will be used to purchase additional shares for the shareholder at the applicable discount category. The Fund initially will escrow shares totaling 5% of the dollar amount of the Letter of Intent to be held by Investor Services in the name of the shareholder. In the event the Letter of Intent goal is not achieved within the specified period, the investor must pay the difference between the sales charge applicable to the purchases made and the reduced sales charge previously paid. Such payments may be made directly to the Distributor or, if not paid, the Distributor will liquidate sufficient escrowed shares to obtain the difference.

OTHER PURCHASE PROGRAMS

Purchasers of Class A Shares may be entitled to reduced or no initial sales charges in connection with the unit investment trust reinvestment program and purchases by registered representatives of selling firms or purchases by persons affiliated with the Fund or the Distributor. The Fund reserves the right to modify or terminate these arrangements at any time.

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UNIT INVESTMENT TRUST REINVESTMENT PROGRAM. The Fund permits unitholders of unit investment trusts to reinvest distributions from such trusts in Class A Shares of the Fund at net asset value per share and with no minimum initial or subsequent investment requirement, if the administrator of an investor's unit investment trust program meets certain uniform criteria relating to cost savings by the Fund and the Distributor. The total sales charge for all other investments made from unit investment trust distributions will be 1.00% of the offering price (1.01% of net asset value). Of this amount, the Distributor will pay to the authorized dealer, if any, through which such participation in the qualifying program was initiated 0.50% of the offering price as a dealer concession or agency commission. Persons desiring more information with respect to this program, including the terms and conditions that apply to the program, should contact their authorized dealer or the Distributor.

The administrator of such a unit investment trust must have an agreement with the Distributor pursuant to which the administrator will (1) submit a single bulk order and make payment with a single remittance for all investments in the Fund during each distribution period by all investors who choose to invest in the Fund through the program and (2) provide Investor Services with appropriate backup data for each investor participating in the program in a computerized format fully compatible with Investor Services' processing system.

In order to obtain these special benefits, all dividends and other distributions by the Fund must be reinvested in additional shares and there can not be any systematic withdrawal program. There will be no minimum for reinvestments from unit investment trusts. The Fund will send account activity statements to such participants on a quarterly basis only, even if their investments are made more frequently. The Fund reserves the right to modify or terminate this program at any time.

NET ASSET VALUE PURCHASE OPTIONS. Class A Shares of the Fund may be purchased at net asset value, upon written assurance that the purchase is made for investment purposes and that the shares will not be resold except through redemption by the Fund, by:

(1) Current or retired trustees or directors of funds advised by Morgan Stanley Dean Witter & Co. and any of its subsidiaries and such persons' families and their beneficial accounts.

(2) Current or retired directors, officers and employees of Morgan Stanley Dean Witter & Co. and any of its subsidiaries; employees of an investment subadviser to any fund described in (1) above or an affiliate of such subadviser; and such persons' families and their beneficial accounts.

(3) Directors, officers, employees and, when permitted, registered representatives, of financial institutions that have a selling group

agreement with the Distributor and their spouses and children under 21 years of age when purchasing for any accounts they beneficially own, or, in the case of any such financial institution, when purchasing for retirement plans for such institution's employees; provided that such purchases are otherwise permitted by such institutions.

(4) Registered investment advisers who charge a fee for their services, trust companies and bank trust departments investing on their own behalf or on behalf of their clients. The Distributor may pay authorized dealers through which purchases are made an amount up to 0.50% of the amount invested, over a 12-month period.

(5) Trustees and other fiduciaries purchasing shares for retirement plans which invest in multiple fund families through broker-dealer retirement plan alliance programs that have entered into agreements with the Distributor and which are subject to certain minimum size and operational requirements. Trustees and other fiduciaries should refer to the Statement of Additional Information for further details with respect to such alliance programs.

(6) Beneficial owners of shares of Participating Funds held by a retirement plan or held in a tax-advantaged retirement account who purchase shares of the Fund with proceeds from distributions from such a plan or retirement account other than distributions taken to correct an excess contribution.

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(7) Accounts as to which a bank or broker-dealer charges an account management fee ("wrap accounts"), provided the bank or broker-dealer has a separate agreement with the Distributor.

(8) Trusts created under pension, profit sharing or other employee benefit plans qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), or custodial accounts held by a bank created pursuant to Section 403(b) of the Code and sponsored by nonprofit organizations defined under Section 501(c)(3) of the Code and assets held by an employer or trustee in connection with an eligible deferred compensation plan under Section 457 of the Code. Such plans will qualify for purchases at net asset value provided, for plans initially establishing accounts with the Distributor in the Participating Funds after February 1, 1997, that (1) the initial amount invested in the Participating Funds is at least $500,000 or (2) such shares are purchased by an employer sponsored plan with more than 100 eligible employees. Such plans that have been established with a Participating Fund or have received proposals from the Distributor prior to February 1, 1997 based on net asset value purchase privileges previously in effect will be qualified to purchase shares of the Participating Funds at net asset value for accounts established on or before May 1, 1997. Section 403(b) and similar accounts for which Van Kampen Trust Company serves as custodian will not be eligible for net asset value purchases based on the aggregate investment made by the plan or the number of eligible employees, except under certain uniform criteria established by the Distributor from time to time. Prior to February 1, 1997, a commission will be paid to authorized dealers who initiate and are responsible for such purchases within a rolling twelve-month period as follows: 1.00% on sales to $5 million, plus 0.50% on the next $5 million, plus 0.25% on the excess over $10 million. For purchases on February 1, 1997 and thereafter, a commission will be paid as follows: 1.00% on sales to $2 million, plus 0.80% on the next $1 million, plus 0.50% on the next $47 million, plus 0.25% on the excess over $50 million.

(9) Individuals who are members of a "qualified group." For this purpose, a qualified group is one which (i) has been in existence for more than six months, (ii) has a purpose other than to acquire shares of the Fund or similar investments, (iii) has given and continues to give its endorsement or authorization, on behalf of the group, for purchase of shares of the Fund and Participating Funds, (iv) has a membership that the authorized dealer can certify as to the group's members and (v) satisfies other uniform criteria established by the Distributor for the purpose of realizing economies of scale in distributing such shares. A qualified group does not include one whose sole organizational nexus, for example, is that its participants are credit card holders of the same institution, policy holders of an insurance company, customers of a bank or broker-dealer, clients of an investment adviser or other similar groups. Shares purchased in each group's participants account in connection with this privilege will be subject to a contingent deferred sales charge of 1.00% in the event of redemption within one year of purchase, and a commission will be paid to authorized dealers who initiate and are responsible for such sales to each individual as follows: 1.00% on sales to $2 million, plus 0.80% on the next $1 million and 0.50% on the excess over $3 million.

The term "families" includes a person's spouse, children under 21 years of age and grandchildren, parents, and a person's spouse's parents.

Purchase orders made pursuant to clause (4) may be placed either through authorized dealers as described above or directly with Investor Services by the investment adviser, trust company or bank trust department, provided that Investor Services receives federal funds for the purchase by the close of business on the next business day following acceptance of the order. An authorized dealer may charge a transaction fee for placing an order to purchase shares pursuant to this provision or for placing a redemption order with respect to such shares. Authorized dealers will be paid a service fee as described above on purchases made under options (3) through (9) above. The Fund may terminate, or amend the terms of, offering shares of the Fund at net asset value to such groups at any time.

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REDEMPTION OF SHARES

Generally shareholders may redeem for cash some or all of their shares without charge by the Fund (other than applicable sales charge) at any time. As described under the heading "Purchase of Shares," redemptions of Class B Shares and Class C Shares may be subject to a contingent deferred sales charge. In addition, certain redemptions of Class A Shares for shareholder accounts of $1 million or more may be subject to a contingent deferred sales charge. Redemptions completed through an authorized dealer or a custodian of a retirement plan account may involve additional fees charged by the dealer or custodian.

Except as specified below under "Telephone Redemption Requests," payment for shares redeemed generally will be made by check mailed within seven days after receipt by Investor Services of the request and any other necessary documents in proper form as described below. Such payment may be postponed or the right of redemption suspended as provided by the rules of the SEC. Such payment may, under certain circumstances, be paid wholly or in part by a distribution-in-kind of portfolio securities which may result in brokerage costs and a gain or loss for federal income tax purposes when such securities are sold. If the shares to be redeemed have been recently purchased by check, Investor Services may delay the payment of redemption proceeds until it confirms the purchase check has cleared, which may take up to 15 days. A taxable gain or loss will be recognized by the shareholder upon redemption of shares.

WRITTEN REDEMPTION REQUESTS. Shareholders may request a redemption of shares by written request in proper form sent directly to Van Kampen Investor Services Inc., PO Box 218256, Kansas City, MO 64121-8256. The request for redemption should indicate the number of shares to be redeemed, the class designation of such shares and the shareholder's account number. The redemption request must be signed by all persons in whose names the shares are registered. Signatures must conform exactly to the account registration. If the proceeds of the redemption exceed $50,000, or if the proceeds are not to be paid to the record owner at the record address, or if the record address has changed within the previous 30 days, signature(s) must be guaranteed by one of the following: a bank or trust company; a broker-dealer; a credit union; a national securities exchange, registered securities association or clearing agency; a savings and loan association; or a federal savings bank.

Generally, a properly signed written request with any required signature guarantee is all that is required for a redemption to be in proper form. In some cases, however, additional documents may be necessary. In the case of shareholders holding certificates, the certificates for the shares being redeemed properly endorsed for transfer must accompany the redemption request. In the event the redemption is requested by a corporation, partnership, trust, fiduciary, executor or administrator, and the name and title of the individual(s) authorizing such redemption is not shown in the account registration, a copy of the corporate resolution or other legal documentation appointing the authorized signer and certified within the prior 120 days must accompany the redemption request. IRA redemption requests should be sent to the IRA custodian to be forwarded to Investor Services. Contact the IRA custodian for further information.

In the case of written redemption requests sent directly to Investor Services, the redemption price is the net asset value per share next determined after the request in proper form is received by Investor Services.

AUTHORIZED DEALER REDEMPTION REQUESTS. Shareholders may place redemption requests through an authorized dealer. Orders sent through authorized dealers must be at least $500 (unless transmitted by your authorized dealer via the FUNDSERV network). The redemption price for such shares is the net asset value per share next calculated after an order in proper form is received by an authorized dealer provided such order is transmitted to the Distributor prior to the Distributor's close of business on such day. It is the responsibility of authorized dealers to transmit redemption requests received by them to the Distributor so they will be received prior to such time. Redemptions completed through an authorized dealer may involve additional fees charged by the dealer.

TELEPHONE REDEMPTION REQUESTS. The Fund permits redemption of shares by telephone and for redemption proceeds to be sent to the address of record for the account or to the bank account of record as described below. A shareholder automatically has telephone redemption privileges unless the shareholder indicates otherwise by checking the applicable box on the application form accompanying the prospectus. To redeem shares, contact the telephone transaction line at (800) 421-5684. Van Kampen Investments, Investor Services and the Fund employ procedures considered by them to be reasonable to confirm that instructions communicated by telephone are genuine. Such procedures include requiring certain personal identification information prior to acting upon telephone instructions, tape-recording telephone communications and providing written confirmation of instructions communicated by telephone. If reasonable procedures are employed, none of Van Kampen Investments, Investor Services or the Fund will be liable for following telephone instructions which it reasonably believes to be genuine. Telephone redemptions may not be available if the shareholder cannot reach Investor Services by telephone, whether because all telephone lines are busy or for any other reason; in such case, a shareholder would have to use the Fund's other redemption procedure previously described. Requests received by Investor Services prior to 4:00 p.m., New York time, will be processed at the next determined net asset value per share. These privileges are available for all accounts other than retirement accounts or accounts with shares represented by certificates. If an account has multiple owners, Investor Services may rely on the instructions of any one owner.

For redemptions authorized by telephone, amounts of $50,000 or less may be redeemed daily if the proceeds are to be paid by check and amounts of at least $1,000 up to $1 million may be redeemed daily if the proceeds are to be paid by wire. The proceeds must be payable to the shareholder(s) of record and sent to the address of record for the account or wired directly to their predesignated bank account. This privilege is not available if the address of record has been changed within 30 days prior to a telephone redemption request. Proceeds from redemptions payable by wire transfer are expected to be wired on the next business day following the date of redemption. The Fund reserves the right at any time to terminate, limit or otherwise modify this redemption privilege.

OTHER REDEMPTION INFORMATION. The Fund may redeem shares of any shareholder account that has a value on the date of the notice of redemption less than the minimum initial investment as specified in this prospectus. At least 60 days advance written notice of any such involuntary redemption will be provided to the shareholder and such shareholder will be given an opportunity to purchase the required value of additional shares at the next determined net asset value without sales charge. Any involuntary redemption may only occur if the shareholder account is less than the minimum initial investment due to shareholder redemptions.

DISTRIBUTIONS FROM THE FUND

In addition to any increase in the value of shares which the Fund may achieve, shareholders may receive distributions from the Fund of dividends and capital gain dividends.

DIVIDENDS. Dividends from stocks and interest earned from other investments are the Fund's main sources of income. The Fund's present policy, which may be changed at any time by the Board of Directors, is to distribute all or substantially all of this income, less expenses, at least annually as dividends to shareholders. Dividends are automatically applied to purchase additional shares of the Fund at the next determined net asset value unless the shareholder instructs otherwise.

The per share dividends on Class B Shares and Class C Shares may be lower than the per share dividends on Class A Shares as a result of the higher distribution fees and transfer agency costs applicable to such classes of shares.

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CAPITAL GAIN DIVIDENDS. The Fund may realize capital gains or losses when it sells securities, depending on whether the sales prices for the securities are higher or lower than purchase prices. Net realized capital gain represents the total profits from sales of securities minus total losses from sales of securities (including and losses carried forward from prior years), other than net short-term capital gain from sales of securities held for one year or less. The Fund distributes any taxable net realized capital gain to shareholders as capital gain dividends at least annually. As in the case of dividends, capital gain dividends are automatically reinvested in additional shares of the Fund at the next determined net asset value unless the shareholder instructs otherwise.

SHAREHOLDER SERVICES

Listed below are some of the shareholder services the Fund offers to investors. For a more complete description of the Fund's shareholder services, such as investment accounts, share certificates, retirement plans, automated clearing house deposits, dividend diversification and the systematic withdrawal plan, please refer to the Statement of Additional Information or contact your authorized dealer.

REINVESTMENT PLAN. A convenient way for investors to accumulate additional shares is by accepting dividends and capital gain dividends in shares of the Fund. Such shares are acquired at net asset value per share (without sales charge) on the applicable payable date of the dividend or capital gain dividend. Unless the shareholder instructs otherwise, the reinvestment plan is automatic. This instruction may be made by telephone by calling (800) 341-2911 ((800) 421-2833 for the hearing impaired) or by writing to Investor Services. The investor may, on the initial application or prior to any declaration, instruct that dividends be paid in cash and capital gain dividends be reinvested at net asset value, or that both dividends and capital gain dividends be paid in cash.

AUTOMATIC INVESTMENT PLAN. An automatic investment plan is available under which a shareholder can authorize Investor Services to charge a bank account on a regular basis to invest predetermined amounts in the Fund. Additional information is available from the Distributor or your authorized dealer.

EXCHANGE PRIVILEGE. Shares of the Fund may be exchanged for shares of the same class of any Participating Fund based on the next computed net asset value per share of each fund after requesting the exchange without any sales charge, subject to certain limitations. Shares of the Fund may be exchanged for shares of any Participating Fund only if shares of that Participating Fund are available for sale; however, during periods of suspension of sales, shares of a Participating Fund may be available for sale only to existing shareholders of a Participating Fund. Shareholders seeking an exchange into a Participating Fund should obtain and read the current prospectus for such fund prior to implementing an exchange. A prospectus of any of the Participating Funds may be obtained from any authorized dealer or the Distributor.

To be eligible for exchange, shares of the Fund must have been registered in the shareholder's name for at least 30 days prior to an exchange. Shares of the Fund registered in a shareholder's name for less than 30 days may only be exchanged upon receipt of prior approval of the Adviser. It is the policy of the Adviser, under normal circumstances, not to approve such requests.

When shares that are subject to a contingent deferred sales charge are exchanged among Participating Funds, the holding period for purposes of computing the contingent deferred sales charge is based upon the date of the initial purchase of such shares from a Participating Fund. When such shares are redeemed and not exchanged for shares of another Participating Fund, the shares are subject to the contingent deferred sales charge schedule imposed by the Participating Fund from which such shares were originally purchased.

Exchanges of shares are sales of one Participating Fund and purchases of another Participating Fund. The sale may result in a gain or loss for federal income tax purposes. If the shares sold have been held for less than 91 days, the sales charge paid on

<PAGE>

such shares is carried over and included in the tax basis of the shares acquired.

A shareholder wishing to make an exchange may do so by sending a written request to Investor Services or by contacting the telephone transaction line at (800) 421-5684. A shareholder automatically has telephone exchange privileges unless the shareholder indicates otherwise by checking the applicable box on the application form accompanying the prospectus. Van Kampen Investments, Investor Services and the Fund employ procedures considered by them to be reasonable to confirm that instructions communicated by telephone are genuine. Such procedures include requiring certain personal identification information prior to acting upon telephone instructions, tape-recording telephone communications, and providing written confirmation of instructions communicated by telephone. If reasonable procedures are employed, none of Van Kampen Investments, Investor Services or the Fund will be liable for following telephone instructions which it reasonably believes to be genuine. If the exchanging shareholder does not have an account in the fund whose shares are being acquired, a new account will be established with the same registration, dividend and capital gain dividend options (except dividend diversification) and authorized dealer of record as the account from which shares are exchanged, unless otherwise specified by the shareholder. In order to establish a systematic withdrawal plan for the new account or reinvest dividends from the new account into another fund, however, an exchanging shareholder must submit a specific request. The Fund reserves the right to reject any order to acquire its shares through exchange. In addition, the Fund and other Participating Funds may restrict exchanges by shareholders engaged in excessive trading by limiting or disallowing the exchange privileges to such shareholders. For further information on these restrictions see the Statement of Additional Information. The Fund may modify, restrict or terminate the exchange privilege at any time on 60 days' notice to its shareholders of any termination or material amendment.

For purposes of determining the sales charge rate previously paid on Class A Shares, all sales charges paid on the exchanged security and on any security previously exchanged for such security or for any of its predecessors shall be included. If the exchanged security was acquired through reinvestment, that security is deemed to have been sold with a sales charge rate equal to the rate previously paid on the security on which the dividend or distribution was paid. If a shareholder exchanges less than all of such shareholder's securities, the security upon which the highest sales charge rate was previously paid is deemed exchanged first.

Exchange requests received on a business day prior to the time shares of the funds involved in the request are priced will be processed on the date of receipt. "Processing" a request means that shares of the fund which the shareholder is redeeming will be redeemed at the net asset value per share next determined on the date of receipt. Shares of the new fund that the shareholder is purchasing will also normally be purchased at the net asset value per share, plus any applicable sales charge, next determined on the date of receipt. Exchange requests received on a business day after the time shares of the funds involved in the request are priced will be processed on the next business day in the manner described herein.

INTERNET TRANSACTIONS. In addition to performing transactions on your account through written instruction or by telephone, you may also perform certain transactions through the internet. Please refer to our web site at www.vankampen.com for further instruction. Van Kampen Investments, Investor Services and the Fund employ procedures considered by them to be reasonable to confirm that instructions communicated through the internet are genuine. Such procedures include requiring use of a personal identification number prior to acting upon internet instructions and providing written confirmation of instructions communicated through the internet. If reasonable procedures are employed, none of Van Kampen Investments, Investor Services or the Fund will be liable for following instructions received through the internet which it reasonably believes to be genuine. If an account has multiple owners, Investor Services may rely on the instructions of any one owner.

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FEDERAL INCOME TAXATION

Distributions of the Fund's net investment income (consisting generally of taxable income and net short-term capital gain) are taxable to shareholders as ordinary income to the extent of the Fund's earnings and profits, whether paid in cash or reinvested in additional shares. Distributions of the Fund's net realized capital gain (which is the excess of net long-term capital gain over net short-term capital loss) as capital gain dividends, if any, are taxable to shareholders as long-term capital gains, whether paid in cash or reinvested in additional shares, and regardless of how long the shares of the Fund have been held by such shareholders. The Fund expects that its distributions will consist primarily of ordinary income and capital gain dividends. Distributions in excess of the Fund's earnings and profits will first reduce the adjusted tax basis of a holder's shares and, after such adjusted tax basis is reduced to zero, will constitute capital gains to such holder (assuming such shares are held as a capital asset). Although distributions generally are treated as taxable in the year they are paid, distributions declared in October, November or December, payable to shareholders of record on a specified date in such month and paid during January of the following year will be treated as having been distributed by the Fund and received by the shareholders on the December 31st prior to the date of payment. The Fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

The sale or exchange of shares is a taxable transaction for federal income tax purposes. Shareholders who sell their shares will generally recognize gain or loss in an amount equal to the difference between their adjusted tax basis in the shares sold and the amount received. If the shares are held as a capital asset, the gain or loss will be a capital gain or loss. Any capital gains may be taxed at different rates depending on how long the shareholder held such shares.

The Fund is required, in certain circumstances, to withhold 31% of dividends and certain other payments, including redemptions, paid to shareholders who do not furnish to the Fund their correct taxpayer identification number (in the case of individuals, their social security number) and certain required certifications or who are otherwise subject to backup withholding.

Foreign shareholders, including shareholders who are non-resident aliens, may be subject to U.S. withholding tax on certain distributions (whether received in cash or in shares) at a rate of 30% or such lower rate as prescribed by an applicable treaty. Accordingly, investment in the Fund is likely to be appropriate for a foreign shareholder only if such person can utilize a foreign tax credit or corresponding tax benefit in respect of such U.S. withholding tax. Prospective foreign investors should consult their tax advisers concerning the tax consequences to them of an investment in shares.

The Fund intends to qualify as a regulated investment company under federal income tax law. If the Fund so qualifies and distributes each year to its shareholders at least 90% of its net investment income, the Fund will not be required to pay federal income taxes on any income it distributes to shareholders. If the Fund distributes less than an amount equal to the sum of 98% of its ordinary income and 98% of its capital gain net income, then the Fund will be subject to a 4% excise tax on the undistributed amounts.

The federal income tax discussion set forth above is for general information only. Prospective investors should consult their own tax advisers regarding the specific federal tax consequences of purchasing, holding, disposing, exchanging or selling of shares, as well as the effects of state, local and foreign tax law and any proposed tax law changes.

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FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund's financial performance for the periods indicated. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been audited by PricewaterhouseCoopers LLP, independent accountants, whose report, along with the Fund's financial statements, is included in the Statement of Additional Information and may be obtained by shareholders without charge by calling the telephone number on the back cover of this prospectus. This information should be read in conjunction with the financial statements and notes thereto included in the Statement of Additional Information.

<TABLE>
<CAPTION>

	CLASS A		
	YEAR ENDED JUNE 30,		JULY 1, 1996* TO
SELECTED PER SHARE DATA AND RATIOS	1999#	1998#	JUNE 30, 1997
<S>	<C>	<C>	<C>
Net Asset Value, Beginning of Period............................	$14.845	$ 13.91	$ 12.00
Income From Investment Operations			
Net Investment Income/Loss.......	0.049	0.17	0.17
Net Realized and Unrealized Gain/Loss.......................	(0.910)	0.96	1.88

Total From Investment Operations...	(0.861)	1.13	2.05
Distributions			
Net Investment Income..............	(0.248)	(0.18)	(0.13)
In Excess of Net Investment Income............................	(0.003)	--	--
Net Realized Gain..................	--	(0.01)	(0.01)
In Excess of Net Realized Gain.....	(0.164)	--	--
Total Distributions................	(0.415)	(0.19)	(0.14)
Net Asset Value, End of Period.....	$13.569	$ 14.85	$ 13.91
Total Return (1)...................	(5.54)%	8.32%	17.30%**
Ratios and Supplemental Data			
Net Assets, End of Period (000's)............................	$45,573	$66,817	$21,961
Ratio of Expenses to Average Net Assets.............................	1.65%	1.65%	1.65%
Ratio of Net Investment Income/Loss to Average Net Assets..............	0.37%	1.19%	1.39%
Portfolio Turnover Rate............	70%	35%	22%**
Effect of Voluntary Expense Limitation During the Period			
Per Share Benefit to Net Investment Income/Loss...........	$ 0.00+	$ 0.02	$ 0.11
Ratios Before Expense Limitation:			
Expenses to Average Net Assets...	1.71%	1.82%	2.50%
Net Investment Income/Loss to Average Net Assets...............	0.33%	1.02%	0.52%

<CAPTION>

	CLASS B		
	YEAR ENDED JUNE 30,		
SELECTED PER SHARE DATA AND RATIOS	1999#	1998#	JULY 1, 1996* TO JUNE 30, 1997
<S>	<C>	<C>	<C>
Net Asset Value, Beginning of Period............................	$14.724	$ 13.84	$ 12.00
Income From Investment Operations			
Net Investment Income/Loss.......	(0.043)	0.05	0.10
Net Realized and Unrealized Gain/Loss.......................	(0.903)	0.97	1.85
Total From Investment Operations...	(0.946)	1.02	1.95
Distributions			
Net Investment Income..............	(0.147)	(0.13)	(0.10)
In Excess of Net Investment Income............................	(0.002)	--	--
Net Realized Gain..................	--	(0.01)	(0.01)
In Excess of Net Realized Gain.....	(0.164)	--	--

Total Distributions	(0.313)	(0.14)	(0.11)
Net Asset Value, End of Period	$13.465	$ 14.72	$ 13.84
Total Return (1)	(6.28)%	7.55%	16.40%**
Ratios and Supplemental Data			
Net Assets, End of Period (000's)	$48,096	$51,541	$18,215
Ratio of Expenses to Average Net Assets	2.40%	2.40%	2.40%
Ratio of Net Investment Income/Loss to Average Net Assets	(0.33)%	0.40%	0.54%
Portfolio Turnover Rate	70%	35%	22%**
Effect of Voluntary Expense Limitation During the Period			
Per Share Benefit to Net Investment Income/Loss	$ 0.00+	$ 0.02	$ 0.17
Ratios Before Expense Limitation:			
Expenses to Average Net Assets	2.46%	2.57%	3.34%
Net Investment Income/Loss to Average Net Assets	(0.37)%	0.23%	(0.42)%

<CAPTION>

SELECTED PER SHARE DATA AND RATIOS	CLASS C YEAR ENDED JUNE 30, 1999#	1998#	JULY 1, 1996* TO JUNE 30, 1997
<S>	<C>	<C>	<C>
Net Asset Value, Beginning of Period	$14.782	$ 13.83	$ 12.00
Income From Investment Operations			
Net Investment Income/Loss	(0.034)	0.05	0.06
Net Realized and Unrealized Gain/Loss	(0.914)	0.99	1.88
Total From Investment Operations	(0.948)	1.04	1.94
Distributions			
Net Investment Income	(0.147)	(0.08)	(0.10)
In Excess of Net Investment Income	(0.002)	--	--
Net Realized Gain	--	(0.01)	(0.01)
In Excess of Net Realized Gain	(0.164)	--	--
Total Distributions	(0.313)	(0.09)	(0.11)
Net Asset Value, End of Period	$13.521	$ 14.78	$ 13.83
Total Return (1)	(6.25)%	7.55%	16.27%**
Ratios and Supplemental Data			
Net Assets, End of Period (000's)	$14,187	$15,520	$ 9,156

Ratio of Expenses to Average Net Assets............................	2.40%	2.40%	2.40%
Ratio of Net Investment Income/Loss to Average Net Assets..............	(0.26)%	0.36%	0.29%
Portfolio Turnover Rate............	70%	35%	22%**
Effect of Voluntary Expense Limitation During the Period			
Per Share Benefit to Net Investment Income/Loss...........	$ 0.00+	$ 0.02	$ 0.21
Ratios Before Expense Limitation:			
Expenses to Average Net Assets...	2.46%	2.56%	3.45%
Net Investment Income/Loss to Average Net Assets...............	(0.30)%	0.20%	(0.77)%

</TABLE>

* COMMENCEMENT OF OPERATIONS
** NON-ANNUALIZED
+ AMOUNT IS LESS THAN $0.01 PER SHARE.
(1) TOTAL RETURN IS CALCULATED EXCLUSIVE OF SALES CHARGES OR DEFERRED SALES CHARGES.
CHANGES PER SHARE ARE BASED UPON MONTHLY AVERAGE SHARES OUTSTANDING.

<PAGE>

BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

<TABLE>

<S>	<C>
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</TABLE>

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<PAGE>

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CHI:2013214.1

Exhibit B

IN THE SUPREME COURT OF THE UNITED STATES

- - - - - - - - - - - - - - - - -X

CARL KIRCHER, ET AL., :

Petitioners :

v. : No. 05-409

PUTNAM FUNDS TRUST, ET AL. :

- - - - - - - - - - - - - - - - -X

Washington, D.C.

Monday, April 24, 2006

The above-entitled matter came on for oral argument before the Supreme Court of the United States at 10:59 a.m.

APPEARANCES:

DAVID FREDERICK, ESQ., Washington, D.C.; on behalf of the Petitioners.

MARK A. PERRY, ESQ., Washington, D.C.; on behalf of the Respondents.

EXHIBIT

A

C O N T E N T S

P R O C E E D I N G S

(10:59 a.m.)

CHIEF JUSTICE ROBERTS: We'll hear argument next in Kircher v. Putnam Funds Trust.

Mr. Frederick.

ORAL ARGUMENT OF DAVID FREDERICK

ON BEHALF OF THE PETITIONERS

MR. FREDERICK: Thank you, Mr. Chief Justice, and may it please the Court:

This case concerns the appealability of remand orders under the Securities Litigation Uniform Standards Act, or SLUSA.

Our position is that the general rule prohibiting appealability applies in this case for three reasons.

First, section 1447(d) has been consistently construed to prohibit appeal of remand orders based on a district court's lack of subject-matter jurisdiction. That rule governs even if the district court incorrectly construes a subject-matter jurisdiction provision.

Second, SLUSA section 77p(c) concededly defines removal jurisdiction and it does so by incorporating the criteria for preemption. Thus, the court's subject-matter jurisdiction is coextensive with those cases that SLUSA preempts.

And third, Congress knows how to make remand orders appealable when it wants to, but SLUSA contains no provision for appellate review of remand orders. Under Respondent's approach, the Federal courts would obtain jurisdiction in cases not subject to SLUSA preemption, but there's no indication that Congress intended that result.

JUSTICE SCALIA: Under your approach, Mr. Frederick, the Federal court would decide the principal substantive issue in the case, the principal legal issue, nonfactual perhaps, and then decide that is has no jurisdiction if it finds that it doesn't come within -- within (c), sends it back to the State court. Is -- is the State court bound by -- by that finding by the Federal court?

MR. FREDERICK: No, it's not.

JUSTICE SCALIA: Why not?

MR. FREDERICK: Because under this Court's longstanding precedent, for there to be preclusion, there must be a right of appellate review. So if you agree that the general rule of 1447(d) applies and there is no right to appeal the remand order, then the basis on which that order is -- is founded, the preemption of SLUSA is open for the State court to address on remand.

JUSTICE KENNEDY: And for this Court, I assume, at least theoretically, on petition for certiorari?

MR. FREDERICK: That's correct, through the State court system.

JUSTICE KENNEDY: What -- what was the basis then, or was there a basis, for Judge Easterbrook's comment, it's now or never?

MR. FREDERICK: He was wrong. He was wrong. The issue of preemption under SLUSA can be raised by the defendants on remand in the State courts. It can be litigated. It's important to note that the removal provision says, shall be removable. It's at the defendants' discretion whether they want to ask the Federal court to test whether SLUSA preempts the case or to keep it in State court for the State court to apply SLUSA and thereby hold that the class action would be unsustainable.

JUSTICE KENNEDY: Do we have a standard --

JUSTICE SCALIA: Do we have any cases that -- that are like this one which are like this one which involve not just res judicata of -- of the -- of the finding by the Federal court, but the law of the case? I mean this is the same case when it's remanded.

You've already had a court that has found a particular element with respect to this case. It seems to me highly unusual to have the same issue in the same case then decided by a second court. Do you have any -- any parallel?

MR. FREDERICK: There are cases in the lower courts, Your Honor, in the complete preemption area that have held that a removal based on the doctrine of complete preemption was not sustainable because the case was not completely preempted, but holding that preemption, implied conflict preemption, can be applied by the State courts on remand.

And it's important to note here that there --

JUSTICE SCALIA: You don't have any case of ours, though.

MR. FREDERICK: Not that I'm aware of, but what the City of Waco case says, upon which they base their reliance, is that the reason why there was appeal of that particular order was because it would be held preclusive. Here, it would not be held preclusive because there is no right of appellate review.

JUSTICE SOUTER: Well, is -- is there -- correct me if I'm wrong, but I -- I had thought there was an -- an easier answer, and that is that the -- the decision that ultimately the State court will make, as to whether there is or is not preclusion, is not identical to the decision that the Federal court -- that the district court makes on the motion for remand because on the -- and this is the way I was going about it.

On the motion for remand, all a Federal court decides is whether, in fact, there is a colorable basis for the removal. When it goes back, if it does go back, to the State court, there will be an opportunity not to go merely to the stage of colorable basis, but to litigate it ultimately on the merits. So -- so that what we have is a -- in effect, a kind of quick-look finding at the Federal level, and that does not preclude a -- a complete development of the issue on the merits in the State court, if that's where it goes.

MR. FREDERICK: That is certainly true, although I would take issue with the notion of there being a colorable claim. I don't think that the SLUSA removal is analogous to the Federal officer removal statute where the statute itself says the defense has to be under color of law, and this Court in the Mesa v. California case said that phrase is where the colorable claim creates article III jurisdiction.

JUSTICE SOUTER: Okay, but do you take the position --

MR. FREDERICK: But I -- I don't -- sorry. If I could just finish. I don't contest the rest of it, which is that on remand, preemption can be developed through amended pleadings, through facts that are developed --

JUSTICE GINSBURG: Yes, but you must take issue with the this is only a quick determination, unless you also agree with -- disagree with Justice -- Judge Easterbrook when he said, the decision for the Federal court is only two things. It's either remand or dismiss the action. That is, the Federal court under no circumstances will keep this case for trial. Either it will dismiss it outright or it will remand.

MR. FREDERICK: Well, under their theory, though, Justice Ginsburg, the court could, because of their construction of the removal jurisdiction provision, would retain jurisdiction.

JUSTICE GINSBURG: Yes, but that was not -- certainly not the Seventh Circuit's understanding.

MR. FREDERICK: Well, and we think that that position that they have advanced in this Court is incorrect, and I would agree with your postulate that what the Federal district court does and it has jurisdiction to do is to decide whether preemption applies and then remand the case, or if preemption does apply, to dismiss it.

JUSTICE SCALIA: Whether preemption applies or whether there's a colorable basis for saying? I thought you were saying that the district court decides whether preemption applies.

MR. FREDERICK: It does -- it does do that. It's actually --

JUSTICE SCALIA: So you don't -- you don't agree with what Justice Souter was saying, that all it's -- all it's making is a colorable basis.

MR. FREDERICK: I thought I expressed my position there.

JUSTICE SOUTER: In other words, you take the position that -- and -- and you may well be right, but I mean, you take the position that there is a complete determination on the merits at the -- at the stage at which the district court rules on the motion to remand.

MR. FREDERICK: That's -- on the basis of the record then before it.

JUSTICE SOUTER: Yes.

MR. FREDERICK: Yes.

JUSTICE SOUTER: Well, you say on the basis of the record then before it. I mean, they can -- they can -- can they put in any evidence they want?

MR. FREDERICK: The court always has the

authority to have evidence taken to determine its own jurisdiction. That's routinely done by district courts.

JUSTICE GINSBURG: Mr. Frederick, as I understand it, at least the Seventh Circuit's fix on this case was that the Federal courts have adjudicatory authority to do one thing and to do that one thing finally, that is, to decide whether this is a case that cannot be brought in any court or whether it's a case that Congress has left over for the States still to deal with. That was the whole theory of the Seventh Circuit, that this is no quick look. The -- the Federal courts are making a final determination. And I think that would exclude what Justice Souter has suggested.

MR. FREDERICK: I -- I agree with you that that is how the Seventh Circuit described the opinion and what -- what the adjudicatory authority was, and that is why we take issue with the Seventh Circuit. We do think that the State court on remand has any issue that the defendants want to raise before it. All that the Federal district court has done is to decide that -- that there was no basis for a SLUSA preemption because the requisites of subsection (b) had been satisfied.

But I want to point out that the issue before you is whether or not that decision, correct or not, is appealable. And what is important in the error of the Seventh Circuit was that they held that that decision was appealable, and under the Thermtron rule, as applied in Gravitt and Things Remembered, even a district court decision that is erroneous in its construction of a subject-matter jurisdiction provision is still a remand based on subject-matter jurisdiction and therefore falls within the four corners --

JUSTICE BREYER: Well, it doesn't -- what Thermtron says is that we read (d) in conjunction with (c). Now, the reason that (c) is relevant here is because it says, if at any time before final judgment it appears that the district court lacks subject-matter jurisdiction, the case shall be remanded.

Presumably what (c) is thinking of are cases where subject-matter jurisdiction is not the whole issue before the -- the Federal court. It's thinking that subject-matter jurisdiction in certain instances, like a defect in a removal proceeding, is something that the -- that the Federal court could get to prior to a final judgment.

But here, the final judgment in the Federal court is the very question of whether this is preempted or not. And therefore, I guess what Easterbrook is thinking is that that isn't the kind of subject-matter jurisdiction dismissal to which (c) refers. Consequently, it is not within the scope of (d)'s no appellate review rule.

MR. FREDERICK: And our problem with that, Justice Breyer, is that all eight district court decisions here thought that they were deciding subject-matter jurisdiction, and they thought that because Federal preemption ordinarily is not a basis for removal. And --

JUSTICE BREYER: No. It's no doubt that all the lower courts then would be wrong. But the reason he says that they are wrong is because they looked at the word, subject-matter jurisdiction, in (c) without realizing that the reference in (c) is a reference to instances where subject-matter jurisdiction is not the whole issue; i.e., it's something other than the final Federal court decision.

MR. FREDERICK: It -- it is --

JUSTICE BREYER: That would be the argument he's making. I would like your response.

MR. FREDERICK: Well, functionally it is the equivalent of codifying the complete preemption doctrine, which is how SLUSA actually works. And in the complete preemption cases, Beneficial Bank is what spells out this --

JUSTICE BREYER: I agree with you. You would also have to say that the same rule applies, one, to the complete preemption cases and, two, to sovereign immunity determinations under the Foreign Sovereign Immunity Act. But he would say that may be so, but nonetheless, Judge Easterbrook would say, well, so be it. That's what Congress intended. That is wrong to deprive someone of a right to appeal when it turns on a misreading of (c) and an incorporation of the misreading into (d).

MR. FREDERICK: It would be a strikingly odd result, though, for this Court to reach that, given that Congress has clearly provided for appellate review of remand orders in other contexts, including in the Class Action Fairness Act, under tribal property disputes, the FDIC, the RTC, and specifically in 1447(d) itself, civil rights cases. So Congress knows how to do this if that's what Congress had intended.

JUSTICE SOUTER: No, but isn't the -- isn't the argument --

JUSTICE STEVENS: Mr. Frederick, can I ask you a question?

JUSTICE SOUTER: -- that in those cases in

which Congress has provided, we -- we are not dealing with a situation in which the -- the removal or not, the preemption or not is the end of the litigation. Here, we've got a case in which there -- there are basically two kinds of preemption, as -- as you've recognized. There is -- there is regular preemption, on the basis of which there may or may not be a removal, and there is a preclusion of any litigation whatsoever.

And in the cases in which Congress has made specific provision, were they -- the instances -- were they instances in which it was the second issue which precluded any litigation whatsoever? The answer may be yes. I just don't know.

MR. FREDERICK: Well, I think that the closest analogy, again, is in the complete preemption area where the Court has held that, you know, the removal is based on complete preemption, and if that is found by the district court, that functionally terminates the litigation.

But I would point out that even in the Federal officer removal statute, there's no appellate review of a district court's decision that the Federal officer statute was improperly invoked to remove an action. So what the securities defendants here are asking for is something Congress didn't even give to Federal officers.

JUSTICE STEVENS: Let me ask you one preliminary question just to be sure I understand the case. Is it your view -- when the petition for removal was filed, did the district -- Federal district court have jurisdiction to decide the preemption issue in your view?

MR. FREDERICK: It had the -- it had the power to determine whether SLUSA applied.

JUSTICE STEVENS: All right.

MR. FREDERICK: And that's what section 77p(c), when it says, as set forth in subsection (b), is referring to. So the district court analyzed those factors and it came --

JUSTICE STEVENS: So the -- there -- there was jurisdiction in the Federal court to entertain the removed case.

MR. FREDERICK: Yes.

JUSTICE STEVENS: Then -- then why -- then how can you say the -- the remand was based on a lack of -- of jurisdiction?

MR. FREDERICK: Because the courts held that the requisites of SLUSA of subsection (b) had not been satisfied.

JUSTICE STEVENS: Well, but they -- they had held it acting on an interpretation of SLUSA before our decision in Dabit.

MR. FREDERICK: That's correct.

JUSTICE STEVENS: And isn't it at least possible that they would -- would have decided that issue had they reviewed --

MR. FREDERICK: It is possible, but that's why the issue of the underlying district court's determination is not before you. The issue before you is can appellate jurisdiction be asserted to review that decision.

But I would further point out, Justice Stevens, that the Dabit court assiduously avoided the kinds of claims that are present in our case, which is whether or not negligence can be asserted against the securities defendants for failure to fair-value price. Dabit was strictly a fraud case, as this Court made clear. This is a negligence case, and there is a part of subsection (b) which makes very clear that what SLUSA is getting at are claims based on fraud.

But even if you were to disagree that the -- the district court had, you know, an alternate basis that had not been properly ventilated or addressed by the district court because it went off on the holder theory that this Court rejected in Dabit, you still wouldn't have jurisdiction to decide that because of the general rule of 1447(d), which provides, as I have stated, that a court doesn't have jurisdiction to review -- appellate review of a remand order.

CHIEF JUSTICE ROBERTS: How --

JUSTICE GINSBURG: Mr. Frederick, will -- would you please explain something to me that you just said? You said that our complaint isn't about fraud. It isn't about deception. It's about negligence. But the Seventh Circuit reported and seemed to have no doubt about it that the complaints in this set of cases were based on allegations of deceit and manipulation, not mismanagement.

MR. FREDERICK: That's incorrect, Justice Ginsburg. We've put the complaints before you. They are in the joint appendix. We have cited every paragraph in which those claims are asserted.

The Seventh Circuit based its decision about that on a misunderstanding of the colloquy at oral argument in the Seventh Circuit, which Respondent's have recited the Web site. You can listen to the argument yourself. It did not contain any type of concession by counsel for the class that these claims were anything other than the negligence claims, which on the four corners of the complaint, they assert themselves to be.

JUSTICE GINSBURG: The -- the Seventh Circuit said precisely, in particular, they did not argue in their briefs and did not maintain at oral argument, despite the court's invitation that their suits allege mismanagement rather than deceit or manipulation. So is that totally wrong, that you did do it -- mention it in your briefs?

MR. FREDERICK: The briefs recounted what the claims are, which are negligence claims.

JUSTICE GINSBURG: Then how could the Seventh Circuit have gotten it that wrong?

MR. FREDERICK: Well, the Seventh Circuit made five crucial errors, that it was wrong to describe the district court as saying that removal was proper. The district court didn't say that.

They were wrong to say that the remand was based on section 77(d)(4). That's not what the district court did.

They were wrong to evaluate section 77p(c) without even reciting or construing the language.

They were wrong to say that SLUSA's substantive decisions, quote, must be made by the Federal rather than the State judiciary. That's not correct.

And they were wrong to say that it was now or never for appellate review whether an action under State law is preempted.

CHIEF JUSTICE ROBERTS: But it -- it might have been that prior to Dabit, you would have been emphasizing -- or whoever would have been emphasizing the -- the fraud character of -- of the claims, and after Dabit, perhaps the negligence boat is the only one left for you.

MR. FREDERICK: But the point, Mr. Chief Justice, is that this is on a basis of subject-matter jurisdiction. It's not waivable and we're permitted to say that a district court decision based on subject-matter jurisdiction can look at the relevant claims. It is true that the perception at the time was that these holder theories evaded SLUSA. All of the courts up until that time of Kircher II had held that, and that's not an unreasonable position for a lawyer to take.

Now, certainly after Dabit, those claims are foreclosed where there are holder fraud claims. We do -- we obviously don't take issue with that.

But here, the claims in the complaint themselves are based on negligence, and it is certainly fair --

CHIEF JUSTICE ROBERTS: Maybe this is not a fair -- how likely is it, given our determination in Dabit about how Congress intended to treat fraud claims, that negligence claims are going to fare any better?

MR. FREDERICK: Well, this Court in the Santa Fe case, Mr. Chief Justice, said that negligence claims are not within 10b-5. Those are claims that are properly brought under State law.

JUSTICE BREYER: Would it make sense --

MR. FREDERICK: So if the -- if the State court applies Dabit and Santa Fe, it will come to the conclusion that the holder theory is preempted under Dabit, but the negligence theory is not preempted under the Santa Fe case.

JUSTICE BREYER: Does it make -- what's worrying me in the back of my mind is we have decided Dabit since this case was brought. Then I thought, well, could we remand this case in light of Dabit. Now, if we did that, we wouldn't decide the issue that you all want decided, and we'd let this, unfortunately, slightly confused situation continue to exist.

What would be the consequence of that? Are there -- are there a lot of cases, or is this something that comes up often?

MR. FREDERICK: It does come up often because the securities bar, every time they get a district court decision that they don't like, they want to appeal it, notwithstanding the general bar of appealability. So this issue is something that is very important to both sides in the development of this law.

But I would further point out, Justice Breyer, that as this case has come up, your -- your view would have to be based on do you have appellate jurisdiction, and our submission is that you don't, subject for purposes of remanding the case in light of Dabit.

JUSTICE BREYER: I'm trying to think. It seems if you -- it ought to work out similarly to what happens in a case where there's a Federal issue that you remove under. Now you've removed. And there also is a State issue pendent. Now, what the judge does is he says, defendant, you win on the Federal issue, and I'm going to send this thing back now, remand it, because I don't think I want to maintain here the State issue. And so it's a remand order. The case is remanded.

Now, I think you get an appeal on your Federal issue there. And then -- then why shouldn't -- if that's so, shouldn't this work out the same way?

MR. FREDERICK: Well, in the Cohill case, this Court addressed the situation where there was a Federal dismissal of the claims and the -- and the Federal district court remanded the State claims for consideration under -- under State jurisdiction. And the Court had internal discussion about whether or not, you know, there was appealability of what was left in the case.

Our -- our position is that ordinarily a dismissal of a Federal claim is an appealable matter and that that is subject to appeal, but that a remand decision, which is what the district court made in this case, is not.

JUSTICE BREYER: Shouldn't it work out the same?

MR. FREDERICK: No, it shouldn't and the reason it shouldn't is because Congress has decided that it shouldn't. Congress has decided that there is a paramount interest in having decisions made on their merits, which is why there is not appellate review of remand orders. That's --

JUSTICE ALITO: But aren't you -- aren't you urging a very strange result that the -- the decision on the merits of the SLUSA preclusion issue should be decided by the State courts when the whole purpose of -- of that provision was to take matters out of the

State courts because there was a view in Congress that they were not being handled properly there?

MR. FREDERICK: No, Justice Alito, to the contrary. They are being decided by Federal district courts. They're just no subject to appellate review, and it was because --

JUSTICE ALITO: I thought you said the merits of the issue was not going to be decided by the Federal court.

MR. FREDERICK: No. Well, the -- the merits of the case are going to be decided by the State court. The question of whether there's a Federal defense based on SLUSA in the first instance is decided by the district court in remanding the case, and then if there becomes a basis through evidence or amendment to the pleadings or whatnot, if the defendants want to re-raise their SLUSA preemption argument, they are certainly free to do that.

JUSTICE SCALIA: So he's right that it's ultimately not decided by the Federal court.

MR. FREDERICK: No, it is decided.

JUSTICE SCALIA: You're saying the Federal court makes a decision which is not binding in the case. That decision can be undone by the State court.

MR. FREDERICK: It is decided by the Federal

court within the confines of what Congress has determined based on its wording of SLUSA and its fact that, as this Court has said in Things Remembered, the Congress is presumed to accept the general rule of nonappealability unless it says so.

JUSTICE SCALIA: Yes, I understand that.

Can you answer my question? You -- you were saying that the -- that the decision by the Federal court on this issue is not final.

MR. FREDERICK: I'm saying that it is final for purposes of remand.

JUSTICE SCALIA: Okay, but it is not final --

MR. FREDERICK: And that in terms --

JUSTICE SCALIA: -- for purposes of the lawsuit.

MR. FREDERICK: Because -- because what SLUSA does is it has an interplay between the removal jurisdiction provision and it says, as set forth in subsection (b).

JUSTICE SCALIA: I understand that, but as long as you say that, the point that -- that Justice Alito makes is -- is well taken, that we -- we thought that this was a -- a statute designed to have the Federal courts determine this issue, and it turns out that the Federal court just takes the first swing at it, and if a State court disagrees, it's -- it's free to do so.

MR. FREDERICK: That is a policy choice that Congress made when not providing a special mechanism for appellate review of remand orders.

JUSTICE GINSBURG: Of course, if the Federal district court says there is preclusion, therefore, case dismissed, that would be reviewable.

MR. FREDERICK: That's correct, and that's where the uniformity of decisions would come from, the reviews by plaintiffs who's had their -- who have had their cases dismissed. Those are subject to appeal.

I'd like to reserve the balance of my time.

CHIEF JUSTICE ROBERTS: Thank you, Mr. Frederick.

Mr. Perry.

ORAL ARGUMENT OF MARK A. PERRY

ON BEHALF OF THE RESPONDENTS

MR. PERRY: Thank you, Mr. Chief Justice, and may it please the Court:

It was quite a litany of errors that Judge Easterbrook is alleged to have committed in this case. I would submit, Your Honors, he committed none.

Judge Easterbrook correctly recognized that the only issue put into play by these Petitioners was the Dabit question. In their motion to remand this docket, docket number 20 in the Kircher case, they said, it is the fourth requirement, the in-connection-with requirement, which is at issue in the present case.

We pointed out in every subsequent brief that they had waived all other issues, and they never responded to that waiver. It is that, Justice Ginsburg, to which Judge Easterbrook was responding when he said plaintiffs never argued in their briefs and they did not maintain an argument that any other requirement --

JUSTICE STEVENS: Could we just -- can I ask you suppose they didn't waive it? Would their -- would their position have any merit?

MR. PERRY: No, Your Honor. Their complaint rests on two factors that are clearly within SLUSA. First, misrepresentations. They claim that our prospectuses misled them into investing in these mutual funds and then --

JUSTICE STEVENS: Let me put the question just a little differently. Suppose the -- in Dabit, we decided that the distinction between the purchaser-seller rule and the scope of 10b-5 did not prevent SLUSA from preempting. But does SLUSA preempt a claim that is beyond the scope of rule 10b-5?

MR. PERRY: Your Honor, SLUSA precludes precisely what subsection (b) says it precludes, which is beyond the scope of 10b-5. For example, 10b-5 requires scienter. SLUSA has no scienter requirement. So a non-scienter-based State law claim is still precluded under SLUSA.

What SLUSA requires is a misrepresentation, omission, manipulation, or deceptive device in connection with the purchase or sale of securities. Period. All of that is present in this complaint. They allege omissions.

JUSTICE GINSBURG: But they can always amend the complaint and pare it down and say now -- we -- we complained all along about negligence. Now, Judge, we are complaining about mismanagement on the defendants' part, nothing more. No manipulation. Cut out -- they could have such a complaint, and would that be precluded if -- if they started afresh in the State court and they said, we are complaining about mismanagement? We're not charging anyone with fraud or deception. Couldn't -- isn't that a viable claim?

MR. PERRY: Your Honor, in this case they could not amend their complaint because the Federal jurisdiction is determined on the complaint that we removed. And at the time of removal, it was clearly precluded by SLUSA. And the Court's cases are very clear that a plaintiff may not amend. For example, you can't lower the amount in controversy below $75,000 to get back to State court. At the time of removal, the Federal court both had jurisdiction over this case and it was clearly precluded under SLUSA.

CHIEF JUSTICE ROBERTS: And -- and I understand your submission -- and perhaps it's distinct from the Seventh Circuit holding in this respect -- to suggest that those are different standards, the standard for removal and the standard for preclusion.

MR. PERRY: Your Honor, I think we're the same as the Seventh Circuit. We may have articulated it slightly different, but yes, they are different standards.

CHIEF JUSTICE ROBERTS: So that under your view at least, it's possible that you could have removal jurisdiction and then determine that the -- the case is not, in fact, preempted.

MR. PERRY: Yes, Your Honor.

CHIEF JUSTICE ROBERTS: And so that an entirely State law case would proceed in Federal court.

MR. PERRY: Mr. Chief Justice, let me give you an example. The answer is yes.

In a case in which there is removal jurisdiction because the defense is colorable, there may be a factual issue as to whether the in-connection-with requirement is met. In 10b-5 cases, it's not uncommon that that is a factual question, not a legal question. The Federal court would then retain jurisdiction to decide that question on summary judgment, at trial, or whatever. It won't know until it finally disposes of the --

CHIEF JUSTICE ROBERTS: Is there another instance in which we've upheld Federal court jurisdiction over a purely State law cause of action, apart from the Federal officer situation?

MR. PERRY: You have the Federal officer situation and you have the FSIA, Foreign Sovereign Immunities Act situation, Your Honor.

CHIEF JUSTICE ROBERTS: But those are the only two.

MR. PERRY: Correct.

CHIEF JUSTICE ROBERTS: So this would be a pretty unusual creature that you're asking us to sanction.

MR. PERRY: No, Your Honor. It would be precisely the same creature that happens every time Congress makes a case removable on the basis of a

Federal defense. Every time Congress does that, which is not very often, the Court has held that the colorable defense is sufficient to invest the Federal court with jurisdiction.

JUSTICE GINSBURG: But then, Mr. Perry, there's a whole case. See, what's peculiar about this is Congress says it's not really preemption. I think Justice Stevens pointed that out in Dabit. It is preclusion. It says this action shall not exist. Period. Not as a State claim, not as a Federal claim. And it wanted the Federal courts to monitor that determination. It surely didn't want -- if -- if the State claim is outside that preclusion, didn't want the Federal courts to sit and have a whole trial on what is a non-diverse, no Federal question case. I mean, it just seems -- if you're going to imagine what Congress wouldn't want in the Federal court, that would be it.

MR. PERRY: Justice Ginsburg, three answers.

First, Congress wanted Federal courts to make the decision, not monitor the decision.

Second, we agree the Federal court has the power to remand the case. If all that's left is State law claims, the court doesn't have to keep it.

And third, that is what -- the regime that Congress set up was designed because there is a risk of error. Some district courts will get some SLUSA preclusion questions wrong. And the question before this Court really is would Congress have wanted those cases to stay in the Federal courts subject to Federal appellate review or --

JUSTICE GINSBURG: But now there you must admit that you are departing from Judge Easterbrook because Judge Easterbrook said this statute gives the Federal court adjudicatory authority to do one thing, to decide whether there's preemption or preclusion or, if not, then to remand. So they make -- they make one determination and bow out he said. And you're telling us, no, they don't bow out. They can, if they want to, keep the State law claim and adjudicate it on the merits.

MR. PERRY: Your Honor, Judge Easterbrook read section -- subsection (d)(4) to require remand. Petitioners and Respondent's are in agreement in this Court for the first time that (d)(4) does not apply to the remand in this case. It only applies to remands for expressly exempted actions. The -- (d)(4), it says, shall be remanded.

The corollary to that, we would submit, is that where Congress recognizes that certain cases shall be remanded, even though they're within the removal jurisdiction, other cases, such as this one, may be remanded. Otherwise, Congress could have said all cases that are not precluded shall be remanded.

And -- and, Justice Ginsburg, it's not as counterintuitive as -- as I think Petitioners are trying to make it seem because there may be Federal issues that continue past the preclusion --

JUSTICE GINSBURG: Yes. I'm simply asking about the Seventh Circuit's understanding of the case. It says, after making the decision that 77p(b) requires, the district court has nothing else to do. Dismissal and remand are the only options. So Judge Easterbrook or the Seventh Circuit clearly did not think that there was any adjudication on the merits of a State law claim to be made. He said it twice. One is at 14a of the joint appendix, and the other is 11a.

MR. PERRY: And, Justice Ginsburg, the reason he said that was because of -- of section -- subsection (d)(4), which is quoted in full at the top of page 12a of the petition appendix. That is because the Second Circuit had held that (d)(4) applies to remands in this situation, and both Petitioners and Respondent's in their Seventh Circuit briefing took that position. When we got to this Court and we both looked harder at the statutory scheme, we both realized that we were wrong. Therefore, Judge Easterbrook -- you know, the one mistake he made was the one we led him into making.

But that doesn't change the validity of his jurisdictional analysis, which is to say that the only requirement of SLUSA that goes to the jurisdiction on removal is whether this is a covered class action. The elements of the preclusion defense are then the substantive question of Federal law that Congress authorized the Federal court to make, and it authorized the Federal court to make final.

JUSTICE BREYER: I'm confused now. You're saying both sides agreed that section 1447(d) does not apply?

MR. PERRY: No, Justice Breyer. Both sides agree that SLUSA, section 77p(d)(4) --

JUSTICE BREYER: All right. Now, then -- then I understand that.

What I don't understand is the question about something remaining to be done. What -- what 77p(b) says is the covered class action, I take it, is any private party alleging. And when I see the word alleging, I think you're supposed to look at the complaint to see what they allege, not some other thing about what's going to happen later. But you're telling me that's wrong.

MR. PERRY: Your Honor --

JUSTICE BREYER: And if you're right that that's wrong, I don't see how you could possibly get out of (c) in 1447(c) which talks about a decision before final judgment, that it lacks subject-matter jurisdiction. Because if you're right, then this is before final judgment, it lacks subject-matter jurisdiction. That's the end of your case.

MR. PERRY: Justice Breyer, I disagree respectfully.

JUSTICE BREYER: All right. You have to disagree with -- I guess -- go ahead. Disagree. I'd like to hear the answer.

(Laughter.)

MR. PERRY: If it is a covered class action, that is, 50 plaintiffs and so forth --

JUSTICE BREYER: Yes.

MR. PERRY: -- it is removable and within the subject-matter jurisdiction of the Federal courts so long as the defendant has presented, either on the complaint or in the removal papers, a colorable defense of preclusion. Only --

JUSTICE BREYER: Yes, which would have to be a colorable defense that there is an allegation by the plaintiff that falls within (b).

MR. PERRY: An allegation by the plaintiff as elaborated on by the removal notice, if necessary, because where Congress has waived the well-pleaded complaint rule, the removal court will look beyond the four corners of the complaint to include affidavits and other materials provided by the defendant. That has always been held the case in -- in the rare instances where Congress has made a Federal defense removable. The Court said that in the Franchise Tax Board case, for example, and it's well supported by history from the 1870's --

JUSTICE GINSBURG: But I don't think that any of those cases are comparable, in that the removed case is going to be tried someplace.

Take a diversity case. The Federal court has to decide -- and it's removed -- whether the parties are really diverse. If it decides that they are really diverse, it keeps the case and it's adjudicated in Federal court. If it decides they're not, the case is adjudicated in the State court.

But here, the determination is, is there a claim to be tried anyplace? And if there is preclusion under SLUSA, then it's not a question of, as Judge Easterbrook put a menu, where is -- it's not a where question. It's a whether question. And so that makes

-- makes SLUSA quite different from other cases where the -- the case is going to be tried someplace. Here, the decision to be made is, is this going to be tried or not? Is it -- is it a claim or is not a claim?

MR. PERRY: I entirely agree with you, Judge -- Justice Ginsburg, and I think that supports Judge Easterbrook's opinion.

In the where will it be tried case, the lack of appellate review is less important because the merits of the case will go to State court and up through the system, and any Federal issues can reach this case.

In the SLUSA case, where the district court erroneously, as we know the district court erroneously did here, denies the preclusion and sends the case back to State court, that is a final determination of Federal law that we submit is not reviewable in State court and can't be reviewed by this Court up on review through the State system. So that --

JUSTICE SOUTER: Why do you say it is not -- why do you say that it cannot be examined in State court if there's no appeal in the Federal forum?

MR. PERRY: Your Honor, this Court has always held and reiterated in the Munsingwear case that where a collateral estoppel attaches because an issue has been fully and finally litigated in a court of competent jurisdiction between the same parties, that the availability of an appeal --

JUSTICE SOUTER: Yes, but the --

MR. PERRY: -- does affect collateral estoppel.

JUSTICE GINSBURG: Yes, but -- but there is also exceptions to the rule of claim and issue preclusion, and when you don't have an opportunity to appeal because the system doesn't let you appeal, then you can say, Judge, don't give this preclusive effect. I did not have that full and fair opportunity because I was unable to appeal. And I think that that's a solid preclusion law.

MR. PERRY: Justice Ginsburg, this Court has never held that an appeal is required to give collateral estoppel effect. Therefore, on remand, the court could -- the Madison County State court could give collateral estoppel effect. In fact, I expect Petitioners would argue precisely that. And no decision of this Court stands as a barrier to that. The Court would have to change preclusion law to say that the lack of an appeal is a prerequisite to an approval. I agree with you, Your Honor, that it can be taken into account by a court, but it does not --

JUSTICE GINSBURG: And a Nassau County court could say, we're not going to treat that as preclusive. They didn't have a fair chance to appeal. And that would be all right.

MR. PERRY: And if they came out the other way and said, I am going to treat it as preclusive, because the Supreme Court says you don't have to have a right to appeal, we'd be stuck with that.

JUSTICE SOUTER: Well, you wouldn't be stuck with it. I mean, that would be a Federal preclusion decision and that would ultimately be reviewable here.

MR. PERRY: That -- that decision would be reviewable here, Your Honor. It's an unnecessary multiple layers of appeals and going through the State system to decide a Federal question that Congress wanted to have decided in the Federal courts.

JUSTICE GINSBURG: But in any case, you said Easterbrook made only one mistake.

MR. PERRY: Only one mistake.

JUSTICE GINSBURG: But he made another one when he said, it's now or never for appellate review. That preclusion question could come to this Court if it went -- the case went back and the Nassau County said, well, I'm going to follow the Federal court, I'm not going to -- at the end of the road, the preclusion question would be open for this Court to review.

MR. PERRY: I respectfully disagree with you, Justice Ginsburg. The -- if the State court gave preclusive effect to the Federal court judgment, the preclusion question would be open to question -- the collateral estoppel question would be open to review. But the substance of the remand order would not be. It would still be barred by 1447(d), if Petitioners are right, and this Court held exactly that in the Missouri Pacific Railroad case in 1896 and has never revisited that. So that we cannot get the SLUSA issue up back through the State system.

Judge Easterbrook was exactly right. It is now or never, Your Honor. And Congress certainly could not have expected on an issue of this magnitude where it passed a law 3 years after the PSLRA --

JUSTICE GINSBURG: Now or never. The question is not can you -- is there an appeal or does 1447(d) bar it. The question is whether an action under State law is preempted.

And suppose this case had gone along in the Federal -- in the State court, and the defense of preclusion is made in the State court. The State court could certainly decide that question. Nobody removed it. So the State court has competence to decide that question, doesn't it?

MR. PERRY: Certainly, Your Honor.

JUSTICE GINSBURG: And in -- this Court could decide it on review.

MR. PERRY: In a non-removed case, yes. Petitioners' theory, though, is if this is a 1447(d) bar, and it was removed to Federal court, decided that it was not precluded by SLUSA and remanded it, this Court could not review it directly or indirectly, could not review the issue of SLUSA preclusion decided by the Federal court.

JUSTICE SOUTER: I -- I don't understand that. Why can't it?

JUSTICE KENNEDY: And your best case on that is Munsingwear?

MR. PERRY: No, Your Honor. Our case on that, where the Court held exactly that, is Missouri Pacific Railroad v. Fitzgerald.

JUSTICE KENNEDY: Oh, the Missouri Pacific case.

JUSTICE GINSBURG: Was that a case where there was no possibility of reviewing the decision of the court of first instance?

MR. PERRY: Yes, Your Honor. It was a case --

JUSTICE KENNEDY: On -- on the merits of the issue as opposed to diversity?

MR. PERRY: On the merits of the final judgment in the case, correct, Your Honor.

JUSTICE GINSBURG: And why --

JUSTICE BREYER: In other words, if -- I mean, it's awfully surprising -- I think that's why you're getting this resistance -- that there's an issue in a case, does -- is the -- the State action preempted or not. They've never had an appeal. So they get it tried. The whole case is tried out, and then the -- some State court says, in our opinion it is preempted. But they can't decide that. They can't decide it because there was a Federal judge who said the opposite in the same case before the case was final.

MR. PERRY: Justice Breyer, I think the State court could decide that. It's not --

JUSTICE BREYER: And if they don't -- and if they refuse to decide it, why wouldn't this Court say, this is the same case? There is only one case. It isn't over yet, and we're reviewing that, and we think that district judge was wrong. We think that Federal district judge never read Dabit, which isn't surprising since it was decided after he wrote the opinion.

(Laughter.)

MR. PERRY: Justice Breyer, we would certainly hope that if Petitioners were to prevail on the 1447(d) issue, this Court would make clear both that we could relitigate the question to State court and bring it to this Court.

What we are saying is under the current state of this Court's law, laid out in our brief and not challenged in any regard by Petitioners, that is not obviously the case, so that we are left with the fact that a State court could give preclusive effect to an obviously wrong Federal judgment that could not be reviewed in this Court.

JUSTICE SOUTER: So you're saying we would have to overrule Missouri Pacific?

MR. PERRY: I think you would have to clarify at least that Missouri Pacific does not apply to SLUSA removals and remands, Justice Souter.

JUSTICE KENNEDY: Is part of the dynamic here, Mr. Perry, that if this goes back to the State court, that affects the dynamics of the litigation because you now have a class action that has to proceed, and that a large part of the litigation strategy in these cases is determined by whether or not there's going to be a full trial on the merits of the class action to effect a settlement, and so forth, so that Congress wanted to have this reviewed quickly and in the Federal courts?

MR. PERRY: Correct, Your Honor. And --

JUSTICE STEVENS: May I ask this question? Because I hadn't, frankly, realized the importance you attach to the Missouri Pacific case. And the way you describe it as saying that the -- the State court cannot be held to have decided against a Federal right -- well, anyway, the -- the point is there are two things that are decided by the Federal court when it remands a case. One, there was no preemption, and two, therefore, there shall be a removal.

Now, as I understood the principle underlying that case, the -- the correctness of the remand could not be reviewed. That's litigated. But could not the correctness of the reason given for the remand, namely there was no preemption, be removed by us on certiorari?

MR. PERRY: Not under Petitioners' theory, Your Honor, because their theory is that the inquiries are completely and totally coextensive. That the jurisdictional inquiry, the -- the remand inquiry is precisely the same as the preclusion inquiry. Our position is that --

JUSTICE STEVENS: Under their theory, but it

seems to me very strange to say that we could not, when we do get the case on a petition for certiorari -- couldn't review whether it was -- whether it was in fact preemption.

MR. PERRY: Your Honor, I'd submit that it's very strange that this would not be just reviewable straight up through the Federal system, as Judge Easterbrook and the Seventh Circuit correctly held.

CHIEF JUSTICE ROBERTS: But the reason is there are two separate questions. They just happen to be identical. But I mean, the State court isn't going to worry about whether removal is appropriate or not. It doesn't have to answer that question, but it may well have to answer the question whether it's preempted. It happens to be the same analysis, at least under a reading of the statute, but that doesn't meant that you -- that just because a review of the removal decision -- the remand decision is -- is precluded, that review of the preemption decision is precluded.

MR. PERRY: Your Honor, that -- that may well be a fair distinction of the Missouri Pacific case. We come to the Court today with the law as it stands and not knowing whether such a distinction will be drawn in the future --

JUSTICE BREYER: But it's so odd.

MR. PERRY: -- the Seventh Circuit.

JUSTICE BREYER: Suppose -- suppose the -- it came up under the Foreign Sovereign Immunities Act. The district court judge remands the case. In his opinion Romania is not a country. That's what he thinks. Never heard of it.

(Laughter.)

JUSTICE BREYER: So -- so it goes back to the State court and the State court says, yes, that's right. We've not heard of Romania either. It's not a country.

All right. Now, you're saying there we are for all time. Everybody is stuck with this holding.

MR. PERRY: Your Honor --

JUSTICE BREYER: Is that right? Maybe that's why I'm so surprised that such could be the law.

MR. PERRY: If -- if it works the same way with SLUSA, such could be the law. The Court certainly has the opportunity to clarify that.

Again, I'll return to the simpler way --

JUSTICE GINSBURG: You're -- you're positing a -- a State court that's going to, by golly, give that Federal decision preclusive effect even though, say, the Restatement of Judgments says -- now if a decision didn't -- if there was no opportunity for review, then that's a ground for refusing preclusive effect.

MR. PERRY: And in -- and in Munsingwear, Your Honor, the United States cited that precise provision of the Restatement of Judgments to this Court, and six Justices of this Court held, no, if there's no appeal, we are still going to give this judgment collateral estoppel effect. Certainly a State court would not be unreasonable in following this Court's lead, since this Court has never retreated from that statement.

JUSTICE GINSBURG: I thought Munsingwear was about mootness.

MR. PERRY: Your Honor, it was about mootness and the result of the -- the Government's complaint there was that it was going to have to live with the collateral estoppel effects of the judgment. One of the arguments they made was, well, because we can't get an appeal, we won't be bound, and the Court disagreed with that en route to saying, and to avoid that problem, precisely that problem, you should have asked for vacatur. But since the Solicitor General didn't do it, the Court -- the decision stood and it had collateral estoppel effect. That -- that is the holding of Munsingwear, Your Honor.

JUSTICE SOUTER: But in -- in any case, Munsingwear turned on -- not on the availability of -- of an appeal generally, but on the mootness of the case. In other words, Munsingwear said, look, your case disappeared, and the -- the only way to get rid of the order you don't like is -- is vacatur. And if you didn't take that opportunity to get rid of it, then the -- the decision that was made survives, and that gets preclusive effect. It -- it doesn't -- Munsingwear would not apply of its own force in this case.

MR. PERRY: Well, Munsingwear reaffirmed Johnson v. Wharton which said that where Congress takes away the right to appeal, there is still collateral estoppel effect of the district court judgment. That -- that was the previous decision that Munsingwear affirmed.

JUSTICE GINSBURG: But not if the litigant asks to have it vacated under Munsingwear, the litigant would be entitled to have it vacated. So it was a foot fault and the -- the Court held the counsel to the mistake that had been made.

MR. PERRY: Your Honor, the -- the holding of Munsingwear is that Johnson v. Wharton is good law, and a court need not give -- may give preclusive effect to a case without an appeal.

CHIEF JUSTICE ROBERTS: Counsel --

MR. PERRY: If the Court would like to change that law, it's -- it's up to this Court, but that's how we come to this case.

CHIEF JUSTICE ROBERTS: Counsel, if you -- on the removal question, if there's a dispute about whether it's a covered class action, dispute about the number of people involved, the dollar amount, I take it that is litigated at the jurisdictional stage?

MR. PERRY: Correct, Your Honor. I think --

CHIEF JUSTICE ROBERTS: Okay. But you say that when it gets to whether it's a -- there's a -- involving a covered security, for some reason that can't be litigated at the jurisdictional stage.

MR. PERRY: No, Your Honor. That is the merits determination. And -- and the statute tracks --

CHIEF JUSTICE ROBERTS: I'm sorry. No or yes? That that is not litigated at the jurisdictional stage?

MR. PERRY: That the preclusive elements are the merits question of the case, not the jurisdictional question.

CHIEF JUSTICE ROBERTS: Why is that? There -- it's the same clause. What you can remove is a covered class action involving a covered security. So why do we have such different approaches to the different prongs?

MR. PERRY: Your Honor, I'm agreeing with you on covered security. I'm -- I'm saying that there then is the further inquiry of whether all of the preclusive elements of subsection 77p(b) are met, which is the merits inquiry.

CHIEF JUSTICE ROBERTS: Right. And --

MR. PERRY: There -- there are very few cases that don't involve covered securities because virtually every security is covered. There are very few cases that aren't covered class actions because if they involve more than 50 people, that's about all the requirement there is. Those are the jurisdictional prerequisites. That, if established, gives the court subject-matter jurisdiction.

Then we have the substantive elements of the SLUSA preclusion defense provided in a different statute that is not jurisdictional, just like this Court described in Arbaugh. The covered security and covered class action Congress made jurisdictional by putting them in the statute. The substantive elements of the defense Congress did not make jurisdictional because they're in another statute.

That's the disconnect that Judge Easterbrook

understood so that on the face of the opinion of the district court, where it recites the defendants maintain that the in-connection-with requirement was met, that defense, if colorable -- and it clearly was. This Court has accepted it in Dabit -- conferred jurisdiction on the court, and then the substantive decision on the merits was the merits determination. That is the decoupling that Congress did in SLUSA, that Judge Easterbrook correctly recognized, and that puts this case squarely within the Thermtron exception to 1447(d).

JUSTICE GINSBURG: How do you answer the argument, the third argument, that Mr. Frederick stressed that is, that Congress provided specifically in the Class Action Fairness Act, a couple of other acts, and 1447 itself with respect to civil rights actions removable under 1443? In all those cases, it provided specifically for review of remand decisions, and here the silence is deafening.

MR. PERRY: In those cases, Your Honor, they work differently than SLUSA for two reasons. One, they're the whether -- not whether it will be tried, but where it will be tried. And when Congress -- and when it was only a where question, Congress puts in a specific provision.

The other is CAFA, for example, is expressly jurisdictional. It amends the diversity statute. So there's no argument that it would be within Thermtron. Every CAFA question is a 1447(c) issue. Congress had to make it.

Here, Congress knew about Thermtron. Congress has known about Thermtron for 30 years. This Court reaffirmed Thermtron while they were debating SLUSA. And Congress knew that this question was not jurisdictional. Congress decoupled them, just as this Court described in Arbaugh.

JUSTICE GINSBURG: I don't know what -- what Congress' knowledge about Thermtron was a district judge who said, they removed this case, but I'm much too busy. This court is much too busy to mess with stuff that belongs in the State court. I'm remanding it. That was just too much, and the Federal court --

MR. PERRY: And, Justice Ginsburg, if Judge Hermansdorfer had said, I'm much too busy and therefore I lack subject-matter jurisdiction, it is inconceivable that the Thermtron case would have been decided any differently. Congress understands the difference between jurisdiction and merits. This Court understands the difference between jurisdiction and merits. Judge Easterbrook certainly understood that distinction. This determination made by the district court here was a merits determination not controlled by 1447(c), and therefore, appeal was not barred by 1447(d).

CHIEF JUSTICE ROBERTS: But -- but I still don't -- and this gets back to the question I asked before. I mean, subsection (c) of 77p -- it's unfortunate we've got a lot of subsection (c)'s here but -- of -- of SLUSA incorporates subsection (b).

MR. PERRY: No, Your Honor. It references subsection (b).

CHIEF JUSTICE ROBERTS: Well, it says what can be removed is the covered class action involving a covered security, as set forth in subsection (b).

MR. PERRY: Just as title VII says what can be brought is an action under this title or just as the environmental statute in Steel Company said what can be brought is an action under subsection (a).

The cross reference of another provision containing substantive elements of Federal law does not make those elements jurisdictional. That's the holding of Arbaugh. That's the holding of Steel Company. There's no reason that the same principle shouldn't be applied when Congress makes a Federal defense removable as when it makes a Federal claim subject to suit within the original jurisdiction of the Federal courts.

JUSTICE SOUTER: But -- but here, what is set out in subsection (b) is exactly the reason for Congress' wanting to place these restrictions on it, and that, it seems to me, is the sensible reason for reading it the way your -- your brother on the other side does.

MR. PERRY: Well, Justice Souter, we know from Mesa that if Congress had just made all covered class actions removable, we would have to find some Federal defense to support article III jurisdiction. Congress, by cross-referencing subsection (b), just pointed the Federal courts to the particular Federal defense that is sufficient, clearly sufficient, to make article III satisfied under the Mesa case. That's all that that cross reference is doing.

It's not, however, picking up every element. If Congress wanted to include every element of title VII, that environmental statute of SLUSA, it would have put them in the jurisdictional provision. Arbaugh says --

CHIEF JUSTICE ROBERTS: Why would it have done that? That would have been a waste of time. I mean, you just say, as set forth in subsection (b). You're saying if they had repeated subsection (b) there, we'd have -- the case would come out the other way?

MR. PERRY: Yes, Your Honor. We have not only the -- the reference there, but we have the final sentence of that clause where we say after removal, after the court establishes that it has removal jurisdiction, it shall subject the action to subsection (b). That clause is entirely redundant under Petitioners' reading of the statute. Entirely redundant. I've read the reply brief a number of times. I don't understand their explanation for that. The only explanation is that Congress made removability contingent on the subsection (c) factors.

Thank you, Your Honor.

CHIEF JUSTICE ROBERTS: Thank you, Mr. Perry.

Mr. Frederick, you have 4 minutes remaining.

REBUTTAL ARGUMENT OF DAVID FREDERICK

ON BEHALF OF THE PETITIONERS

MR. FREDERICK: Thank you. I think it's really important for you to look at the complaints in these cases because every single one of them asserts claims on the basis of negligence and the value -- the fair-value pricing of the securities. They are not based on misrepresentations. The other side has attempted to make them look like misrepresentations, and they've quoted things out of context in order to do so. But the complaints themselves are pure negligence claims that would fall outside of SLUSA.

But even if you were to disagree with that and even if you were to disagree with the district court's basis for saying that remand was proper because it lacked subject-matter jurisdiction, the general rule of Thermtron, Things Remembered, and importantly, the Gravitt case applies. And this Court does not have appellate jurisdiction. The Seventh Circuit does not have appellate jurisdiction because of the plain language of section 1447(d).

Respondents concede that State courts can decide SLUSA questions. It is up to defendants to decide whether to try to remove them. And subsection (d), about which Mr. Perry spoke, expressly provides that certain kinds of securities actions shall be remanded because Congress was not so concerned that Federal courts decide everything concerning securities cases, but only as to those that are expressly set forth in subsection (b).

And, Mr. Chief Justice, respectfully, what subsection (c) is doing with its references to subsection (b) are to incorporate those criteria as one of the three elements or criteria for removability. It has to be a covered security, has to be a covered class action, and it has to meet the requisites of subsection (b). That's the only reasonable way to read that. And the last clause is simply confirmatory that if those are -- are met, then the district court has to find that the case shall be precluded.

In the Gravitt case, in which this Court through a per curiam dismissed the appeal, there was a dispute between the district court and the court of appeals over whether the district court had properly applied subject-matter jurisdiction principles in deciding whether or not there was diversity. This Court said, no matter. That is outside the -- the requisite -- that is outside 1447(d), and the general rule against appealability applies.

Now, importantly, they argue that they would be precluded by -- from arguing against SLUSA preemption in State court, but in fact, the last brief -- the last page of our brief, our reply brief, cites the Standefer case in which this Court held, under contemporary principles -- and I'm quoting now -- under contemporary principles of collateral estoppel, the inability to pursue an appeal is a factor strongly militating against giving a judgment preclusive effect.

JUSTICE KENNEDY: Do you agree that there

The other is CAFA, for example, is expressly jurisdictional. It amends the diversity statute. So there's no argument that it would be within Thermtron. Every CAFA question is a 1447(c) issue. Congress had to make it.

Here, Congress knew about Thermtron. Congress has known about Thermtron for 30 years. This Court reaffirmed Thermtron while they were debating SLUSA. And Congress knew that this question was not jurisdictional. Congress decoupled them, just as this Court described in Arbaugh.

JUSTICE GINSBURG: I don't know what -- what Congress' knowledge about Thermtron was a district judge who said, they removed this case, but I'm much too busy. This court is much too busy to mess with stuff that belongs in the State court. I'm remanding it. That was just too much, and the Federal court --

MR. PERRY: And, Justice Ginsburg, if Judge Hermansdorfer had said, I'm much too busy and therefore I lack subject-matter jurisdiction, it is inconceivable that the Thermtron case would have been decided any differently. Congress understands the difference between jurisdiction and merits. This Court understands the difference between jurisdiction and merits. Judge Easterbrook certainly understood that would be Federal court review in this Court from a State court determination on the applicability of SLUSA in this case?

MR. FREDERICK: Yes, there would be. And there would be -- their argument about the Missouri Pacific case is wrong because what the -- what was going on there was the remand determination, not the underlying Federal right. And that's what would be appealed, and there would also be appeal of the preclusive consequences because that would be a question of Federal law under this Court's longstanding determination. The Restatement --

JUSTICE STEVENS: May I ask you one question, Mr. Frederick? Because it's important to me.

Would you agree that a complaint that alleged that the defendant negligently used or employed manipulative devices and so forth would be covered by SLUSA -- would preempt it?

MR. FREDERICK: That would be covered. And -- and the reason is that it is -- involved a manipulation. The wording of SLUSA involves a manipulation of -- of the security.

JUSTICE STEVENS: So the mere fact that it's negligently caused would not preclude preclusion.

MR. FREDERICK: What -- what we're talking